UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
SILVERCORP METALS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	None
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Suite 1378 — 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4
604-669-9397
(Address and telephone number of Registrant’s principal executive offices)
Greenberg Traurig, LLP
One International Place
Boston, MA 02110
617-310-6000
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Copies to:

Dr. Rui Feng Silvercorp Metals Inc. Suite 1378 — 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 604-669-9397	Jonathan C. Guest Clifford E. Neimeth Anthony J. Marsico Greenberg Traurig, LLP One International Place Boston, MA 02110 617-310-6000	Peter J. O’Callaghan Blake, Cassels & Graydon LLP 595 Burrard Street P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver BC V7X 1L3 Canada 604-631-3300	Edwin S. Maynard Paul, Weiss, Rifkind,Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 212-373-3000
Approximate date of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective
This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with
Rule 467(a).
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of each		Proposed maximum	Proposed maximum
class of securities	Amount to be	offering price	aggregate offering	Amount of
to be registered	registered(1)	per unit	price(2)	registration fee
Common Shares	2,671,980	$0.91	$4,863,005	$271.36

(1)	Represents the maximum number of common shares of the Registrant estimated to be issuable in the United States upon consummation of the offer to purchase all of the issued and outstanding shares of Klondex Mines Ltd. (“Klondex”). We have estimated that 20% of the issued and outstanding common shares of Klondex, or 5,343,961 shares (based on 26,719,804 issued and outstanding shares as disclosed by Klondex in its interim consolidated financial statements for the three months ended March 31, 2009 filed on SEDAR on May 14, 2009), are held by U.S. holders which will result in 2,671,980 common shares of the Registrant being issued to U.S. holders of Klondex shares at the exchange rate of 0.50 share for each share of Klondex.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with General Instruction IV.G of Form F-8. The average of the high and low prices of the Klondex shares, which are securities to be received by the Registrant, as reported on the Toronto Stock Exchange on May 20, 2009, was Cdn.$1.04, or US$0.91, on which date the noon rate of exchange as reported by the Bank of Canada for one U.S. dollar expressed in Canadian dollars was $1.14.
If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I — INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Item 1. Home Jurisdiction Document
     Offer and Circular dated June 15, 2009, including the Letter of Transmittal and Notice of Guaranteed Delivery.
Item 2. Informational Legends
     See page (ii) of the Offer and Circular dated June 15, 2009.
Item 3. Incorporation of Certain Information by Reference
     As required by this Item, the Offer and Circular dated June 15, 2009 provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Silvercorp Metals Inc. at Suite 1378, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Canada or by telephone at 604-669-9397.
Item 4. List of Documents Filed with the Commission
     See the information under the caption “Documents Filed as Part of the Registration Statement” in the Offer and Circular dated June 15, 2009.

2

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stockbroker, trust company, manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of this offer and it is an offence to claim otherwise. This offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

June 15, 2009

SILVERCORP METALS INC.

OFFER TO PURCHASE

all of the outstanding common shares of

KLONDEX MINES LTD.

on the basis of 0.50 Silvercorp Shares for
each common share of Klondex Mines Ltd.

Silvercorp Metals Inc. (“Silvercorp” or the “Offeror”) hereby offers (the “Offer”) to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding common shares (the “Klondex Shares”) of Klondex Mines Ltd. (“Klondex”), including any Klondex Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Klondex (other than SRP Rights, as hereinafter defined) that are convertible into or exchangeable or exercisable for Klondex Shares, together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Klondex described under “Shareholder Rights Plan” in the accompanying Circular.

Each holder of Klondex Shares will receive 0.50 Silvercorp common shares (each whole common share, a “Silvercorp Share”) for each Klondex Share tendered under the Offer (the “Offered Consideration”) in respect of all of the holder’s Klondex Shares properly deposited under the Offer, subject to adjustments for fractional shares. See Section 1 of the Offer, “The Offer”.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. EASTERN TIME ON JULY 21, 2009, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY SILVERCORP (THE “EXPIRY TIME”).

The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time, such number of Klondex Shares as constitutes at least 66 2/3% of the issued and outstanding Klondex Shares at the Expiry Time (calculated on a fully-diluted basis including any Klondex Shares that are issuable upon exercise of options to purchase Klondex Shares (“Klondex Options”), warrants to purchase Klondex Shares (“Klondex Warrants”) and other rights to acquire Klondex Shares). Each of the conditions of the Offer is set forth in Section 2 of the Offer, “Conditions of the Offer”.

As of the date hereof, neither Silvercorp nor any of its affiliates beneficially owns, directly or indirectly, any Klondex Shares. The Silvercorp Shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC (“NYSE Amex”) under the symbol “SVM”. The Klondex Shares are listed on the TSX under the symbol “KDX”. On June 5, 2009, the last trading day prior to the Offeror’s announcement of its intention to make the Offer, the closing prices of the Silvercorp Shares were Cdn.$4.36 on the TSX and $3.86 on the NYSE Amex, respectively and the closing price of the Klondex Shares was Cdn.$1.37 on the TSX. Based on the closing price of the Silvercorp Shares on the TSX on June 5, 2009, the Offer represents a premium of approximately 59% over the closing price of the Klondex Shares on the TSX for the same date. Based on the volume-weighted average price of the Silvercorp Shares on the TSX for the 20 trading days ended June 5, 2009, the Offer represents a premium of approximately 63% over the volume-weighted average price of the Klondex Shares on the TSX for the same period.

For a discussion of risks and uncertainties you should consider in evaluating the Offer and ownership of Silvercorp Shares, see Section 6 of the Circular, “Risk Factors Related to the Offer”, as well as the section entitled “Risk Factors” on pages 11 through 20 of Silvercorp’s Annual Information Form for the year ended March 31, 2009 dated June 5, 2009, incorporated by reference into the Offer and Circular. Silvercorp has applied to the TSX and NYSE Amex to list the Silvercorp Shares to be issued to Klondex Shareholders in connection with the Offer.

NOTICE TO KLONDEX SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Klondex Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The Offer is being made for the securities of a Canadian foreign private issuer that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated thereunder. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder as applicable to a tender offer (i) in which less than 40% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under applicable U.S. - Canadian multijurisdictional disclosure system and cross-border tender offer rules that permit the Offeror, a Canadian foreign private issuer, to prepare the Offer and Circular in accordance with the disclosure requirements of Canadian provincial and federal law. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 promulgated under the U.S. Exchange Act, in accordance with Canadian provincial and federal corporate and takeover offer rules.

Klondex Shareholders in the United States should be aware that the disposition of their Klondex Shares and the acquisition of Silvercorp Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Klondex Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 20 of the Circular.

The enforcement by Klondex Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States.

Silvercorp has filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 and other documents and information, and expects to mail this Offer and Circular to Klondex Shareholders concerning the Offer and the proposed combination of Silvercorp and Klondex. Pursuant to Section V(D) of the Form F-8 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO. KLONDEX SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and Klondex Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Silvercorp will be available free of charge from Silvercorp. You should direct requests for documents to the Corporate Secretary, Silvercorp Metals Inc., Suite 1378 — 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone: 604-669-9397. To obtain timely delivery, such documents should be requested not later than July 14, 2009, being five business days before the Expiry Date.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Klondex Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Klondex Shares, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

NOTICE TO ALL KLONDEX SHAREHOLDERS

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Klondex Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Silvercorp may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Klondex Shareholders in any such jurisdiction.

Klondex Shareholders who wish to accept the Offer and deposit their Klondex Shares must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Klondex Shares and all other required documents, at the Toronto office of the Depositary in accordance with the instructions in the Letter of Transmittal or request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Alternatively, Klondex Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Klondex Shares described in Section 5 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”; or (2) accept the Offer where the certificates representing the Klondex Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a manually signed facsimile thereof. Klondex Shareholders whose Klondex Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Klondex Shares. Klondex Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Klondex Shares directly with the Depositary.

Silvercorp has engaged Kingsdale Shareholder Services Inc. (“Kingsdale”) to act as the depositary (the “Depositary”) under the Offer and they have also been engaged to act as the information agent (the “Information Agent”) to provide a resource for information for Klondex Shareholders. Questions and requests for assistance may be directed to the Depositary and Information Agent for the Offer. Contact details for Kingsdale may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary and Information Agent at its office specified on the back page of this document. Copies of this document and related materials may also be found at www.sedar.com and www.sec.gov.

NOTICE TO HOLDERS OF KLONDEX OPTIONS AND KLONDEX WARRANTS

The Offer is made only for Klondex Shares and is not made for any Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares. Any holder of Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise such Klondex Options, Klondex Warrants or other rights in order to obtain certificates representing Klondex Shares that may be deposited in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to assure the holder of such Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares will have certificates representing the Klondex Shares received on such exercise available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The tax consequences to holders of Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares of exercising or not exercising their Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares are not described in the Circular. Holders of Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The Offer and Circular, including the schedules attached hereto, the pro forma consolidated financial statements of the Offeror, and some of the material incorporated by reference into the Offer and Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include statements with respect to possible events, the proposed transaction, the business, operations and financial performance and condition each of Silvercorp, Klondex and the Combined Company, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage. The words “plans,” “expects,” “is expected,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” and similar expressions identify forward looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Silvercorp as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of Silvercorp contained or incorporated by reference in the Offer and Circular which may prove to be incorrect, include, but are not limited to, (1) that Silvercorp will be successful in acquiring 100% of the outstanding Klondex Shares, (2) that all required third party contractual, regulatory and governmental approvals to the Offer will be obtained and all other conditions to completion of the transactions will be satisfied or waived, (3) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (4) permitting, development, expansion and power supply proceeding on a basis consistent with Silvercorp’s current expectations; (5) permitting and development proceeding on a basis consistent with Silvercorp’s current expectations; (6) the exchange rate between the Canadian dollar and the U.S. dollar and the Chinese yuan being approximately consistent with current levels; (7) certain price assumptions for gold, silver, lead and zinc; (8) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (9) production forecasts meeting expectations; (10) the accuracy of Silvercorp’s and Klondex’s current mineral resource estimates; and (11) labour and materials costs increasing on a basis consistent with Silvercorp’s current expectations.

Known and unknown factors could cause actual results or events to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets; fluctuations in the spot and forward price of gold, silver, lead, zinc or certain other commodities (such as diesel fuel and electricity); changes in interest rates; disruption to the credit markets and delays in obtaining financing; inflationary pressures; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, China, the United States or other countries in which Silvercorp or Klondex does or may carry on business; business opportunities that may be presented to, or pursued by Silvercorp; Silvercorp’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; actual results of exploration activities; the possibility of cost overruns or unanticipated expenses; employee relations; the speculative nature of gold and silver exploration and development, including the risks of obtaining and renewing necessary licenses and permits; the impact of Chinese law on Silvercorp’s operations; contests over title to properties, particularly title to undeveloped properties; and the occurrence of natural disasters, hostilities, acts of war or terrorism. In addition, there are risks and hazards associated with the business of gold and silver exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). The following factors, amongst others, related to the business combination of Silvercorp and Klondex could cause actual results to differ materially from forward-looking statements, including those contained in Section 4 of the Circular, “Rationale & Benefits of the Offer” and Section 5 of the Circular “Purpose of the Offer and Silvercorp’s Plans for Klondex”: the Silvercorp Shares issued in connection with the Offer may have a market value lower than expected; the businesses of Silvercorp and Klondex may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected benefits from the combination of Silvercorp and Klondex may not be fully realized or not realized within the expected time frame. All of the forward-looking statements made in the Offer and Circular are qualified by these cautionary statements and those made in Section 6 of the Circular, “Risk Factors Related to the Offer”. These factors are not intended to represent a complete list of the factors that could affect Silvercorp and the combination of Silvercorp and Klondex. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference therein. Although Silvercorp has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward-looking statements, there may be other factors that could cause results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, undue reliance should not be placed on forward-looking statements. Silvercorp undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in the Offer and Circular or as otherwise required by law.

INFORMATION CONCERNING KLONDEX

Except as otherwise indicated, the information concerning Klondex contained in the Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Klondex has not reviewed this Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Klondex contained herein. Although Silvercorp has no knowledge that would indicate that any statements contained herein concerning Klondex taken from or based upon such documents and records are untrue or incomplete, neither Silvercorp nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Klondex’s financial statements or Klondex’s mineral resource estimates, or for any failure by Klondex to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Silvercorp.

As Silvercorp has not had an opportunity to conduct due diligence regarding Klondex’s business or assets, Silvercorp has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Klondex’s publicly available documents or records or whether there has been any failure by Klondex to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “$” or “dollars” in the Offer and Circular refer to United States dollars and all references to “Cdn.$” in this Offer and Circular refer to Canadian dollars. Silvercorp’s financial statements incorporated by reference are reported in United States dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Certain of the financial information in the financial statements is reconciled to United States generally accepted accounting principles (“U.S. GAAP”).

CURRENCY EXCHANGE RATE INFORMATION

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in U.S. dollars for each period indicated, the average of the exchange rate for each period indicted and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Year Ended December 31,
	2008	2007	2006

High	1.0289	1.0852	0.9105
Low	0.7711	0.8435	0.8531
Rate at end of period	0.8166	1.0088	0.8581
Average rate for period	0.9381	0.9303	0.8817

On June 5, 2009, the exchange rate for one Canadian dollar expressed in U.S. dollars based upon the noon buying rates provided by the Bank of Canada was $0.8972.

NOTE CONCERNING MINERAL RESOURCE CALCULATIONS

Information in the Offer and Circular, including information incorporated by reference, and disclosure documents of Silvercorp that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. Klondex Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates of Silvercorp contained in this Offer and Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

		Page

24.	Securityholders’ Statutory Rights	75
25.	U.S. Securities Act and U.S. Exchange Act Requirements	75
26.	Legal Matters	75
27.	Experts	76
28.	U.S. Exchange Act Requirements	76
29.	Documents Filed As Part of the Registration Statement	76
30.	Directors’ Approval	76
CONSENT OF COUNSEL		77
CONSENT OF INDEPENDENT AUDITORS		78
CERTIFICATE		79
SCHEDULE A		A-1
SCHEDULE B		B-1
SCHEDULE C		C-1
EX-4.1
EX-4.2
EX-4.3
EX-4.4
EX-4.5
EX-4.6
EX-4.7
EX-4.8
EX-4.9
EX-4.10
EX-4.11
EX-4.12
EX-4.13

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions with respect to the Offer that you, as a holder of Klondex Shares, may have and the answers to those questions. These questions and answers are not meant to be a substitute for the more detailed description and information contained in this Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The information contained in these questions and answers is qualified in its entirety by the more detailed descriptions and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender your Klondex Shares. We have included cross-references in this question and answer section to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary below.

Who is offering to buy my Klondex Shares?

We, Silvercorp, are a company principally engaged in the exploration, mining and processing of silver in China. We are a British Columbia, Canada company and our common shares are listed on the TSX and the NYSE Amex under the symbol “SVM”.

See Section 1 of the Circular, “Silvercorp.”

What is Silvercorp proposing?

We are offering to purchase all of the issued and outstanding Klondex Shares, subject to the terms and conditions set forth in the following Offer and Circular.

See Section 1 of the Offer, “The Offer” and Section 2 of the Offer, “Conditions of the Offer”.

What price are you offering to purchase my Klondex Shares?

For each Klondex Share you hold and validly tender in accordance with the terms of the Offer and do not subsequently withdraw, we are offering 0.50 Silvercorp Shares.

What are some of the significant conditions of the Offer?

The Offer is subject to several conditions, some of the most important of which are as follows:

•	there being validly deposited under the Offer and not withdrawn at the Expiry Time, Klondex Shares representing not less than 66 2/3% of the total outstanding Klondex Shares (calculated on a fully-diluted basis);

•	since we have not had an opportunity to conduct due diligence regarding Klondex’s business or assets, the Offer is also conditional on us not discovering a misrepresentation by Klondex in any of its publicly available documents and records on file with Canadian securities regulatory authorities or facts that give rise to a Material Adverse Effect on Klondex or any of its affiliates or subsidiaries; and

•	the Shareholder Rights Plan being waived, invalidated or cease traded.

See Section 2 of the Offer, “Conditions of the Offer”, for additional conditions of the Offer.

Why is Silvercorp buying Klondex?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Klondex. If we complete the Offer but do not then own 100% of the Klondex Shares, we currently intend to acquire any Klondex Shares not deposited in connection with the Offer in a second-step transaction. This transaction will take the form of a Compulsory Acquisition or Subsequent Acquisition Transaction. The Offer is not being made for any Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares (other than the SRP Rights).

See Section 3 of the Circular, “Background to the Offer”, and Section 10 of the Circular, “Acquisition of Klondex Shares Not Deposited Under the Offer”.

What securities are being sought in the Offer?

We are offering to purchase all of the outstanding Klondex Shares. Based on publicly available information, Silvercorp believes that, as at June 5, 2009, there were approximately 26,719,804 Klondex Shares issued and outstanding. Our Offer includes Klondex Shares that may become outstanding after the date of this Offer, but prior to the Expiry Time, upon the exercise of any Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares. The Offer is not being made for any Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares (other than the SRP Rights).

See Section 1 of the Offer, “The Offer”.

How will Klondex Options, Klondex Warrants and other rights to acquire Klondex Shares be treated in the Offer?

The Offer is made only for outstanding Klondex Shares and not for any Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise, exchange or convert such securities sufficiently in advance of the Expiry Time of the Offer in order to obtain Klondex Shares that may be deposited in accordance with the terms of the Offer.

If we take up and pay for Klondex Shares under the Offer, we currently intend to implement a Compulsory Acquisition or Subsequent Acquisition Transaction, and take such other action as may be available, structured in a manner so that the holders of Klondex Options or Klondex Warrants will, pursuant to the terms thereof, receive Silvercorp Shares upon the proper exercise of the Klondex Options or Klondex Warrants. The number of Silvercorp Shares to be issued and the exercise price will reflect the exchange ratio used in our Offer.

Will fractional shares be issued in the Offer?

No. We will not issue fractional Silvercorp Shares. Instead, where a Klondex Shareholder is to receive Silvercorp Shares as consideration under the Offer and the aggregate number of Silvercorp Shares to be issued to such Klondex Shareholder would result in a fraction of a Silvercorp Share being issuable, the number of Silvercorp Shares to be received by such Klondex Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or rounded down (if the fractional interest is less than 0.5) to the nearest whole number.

How many Silvercorp Shares could be issued pursuant to the Offer?

We expect to issue approximately 16,082,402 Silvercorp Shares based on the number of Klondex Shares outstanding as at June 5, 2009 and assuming that all of the Klondex Shares outstanding as at June 5, 2009 are acquired upon completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, and assuming that none of the holders of Klondex Options or Klondex Warrants elect to exercise their Klondex Options or Klondex Warrants in advance of the successful completion of the Offer, except for Klondex Options and Klondex Warrants that are “in-the-money”.

See Section 1 of the Offer, “The Offer”, and Section 5 of the Circular, “Purpose of the Offer and Silvercorp’s Plans for Klondex — Treatment of Klondex Options and Klondex Warrants”.

Will my ownership and voting rights as a shareholder of Silvercorp be the same as my ownership and voting rights as a shareholder of Klondex?

As noted above, Silvercorp expects to issue approximately 16,082,402 Silvercorp Shares in connection with the Offer, which would result in there being a total of approximately 177,669,403 Silvercorp Shares outstanding (based on the number of Silvercorp Shares outstanding as at June 12, 2009), with Klondex Shareholders holding approximately 9% of the Silvercorp Shares on an issued basis. Each Klondex Share carries the right to one vote at meetings of Klondex Shareholders. Each Silvercorp Share carries the right to one vote at meetings of Silvercorp Shareholders.

See Section 8 of the Circular, “Information about Silvercorp — Authorized and Outstanding Share Capital”, and Section 6 of the Circular, “Risk Factors Related to the Offer”.

How long do I have to decide whether to tender to the Offer?

The Offer is open for acceptance until 5:00 p.m., Eastern Time, on July 21, 2009, or until such other time and date as set out in a notice of variation of the Offer as we determine, issued at any time and from time to time at our discretion.

See Section 4 of the Offer, “Time for Acceptance”.

Can the Expiry Time for the Offer be extended?

Yes. We may, in our sole discretion, elect to extend the Expiry Time for the Offer from the time referenced in the answer to the previous question. Under certain circumstances, we may be required to extend the Expiry Time for the Offer under applicable laws. If we elect to extend, or are required to extend, the Expiry Time for the Offer, we will publicly announce the variation and, if required by applicable law, we will mail you a copy of the notice of variation.

See Section 6 of the Offer, “Extensions, Variations and Changes to the Offer”.

How do I tender my Klondex Shares?

If you hold Klondex Shares in your own name, you may accept this Offer by depositing certificates representing your Klondex Shares, together with a duly completed and signed Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal. If your Klondex Shares are registered in the name of a nominee (commonly referred to as “in street name” or “street form”), you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your Klondex Shares to the Offer. You should request your nominee to effect the transaction.

Klondex Shareholders may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your Klondex Shares tendered by your nominee through CDS or DTC, as applicable. Klondex Shareholders are invited to contact the Information Agent for further information regarding how to accept the Offer.

See Section 5 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”.

What if I have lost my Klondex Shares certificate(s) but wish to tender my Klondex Shares to the Offer?

You should complete your Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will forward a copy to the transfer agent and the transfer agent will advise you of replacement requirements which must be completed and returned before the expiry of the Offer.

See Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If I accept the Offer, when will I receive the Silvercorp Shares?

If the conditions of the Offer are satisfied or waived, and if we consummate the Offer and take up your Klondex Shares, you will receive the Silvercorp Shares issued as consideration for the Klondex Shares tendered to the Offer promptly after the Expiry Time.

See Section 3 of the Offer, “Take up of and Payment for Deposited Klondex Shares”.

Who is the Depositary under the Offer?

Kingsdale is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing Deposited Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Klondex Shares purchased by us under the terms of the Offer. The Depositary will also facilitate book-entry tenders of Klondex Shares.

See Section 21 of the Circular, “Depositary”.

Will I be able to withdraw previously tendered Klondex Shares?

Yes. You may withdraw Klondex Shares previously tendered by you at any time (i) before Klondex Shares deposited under the Offer are taken up by us under the Offer, (ii) if your Klondex Shares has not been paid for by us within three business days after having been taken up, and (iii) in certain other circumstances.

See Section 8 of the Offer, “Right to Withdraw Deposited Klondex Shares”.

How do I withdraw previously tendered Klondex Shares?

You must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 8 of the Offer, “Right to Withdraw Deposited Klondex Shares”, and the notice must contain specific information outlined therein.

Will I have to pay any fees or commissions?

If you are the registered owner of your Klondex Shares and you tender your Klondex Shares directly to the Depositary you will not have to pay brokerage fees or incur similar expenses. If you own your Klondex Shares through a broker or other nominee and your broker tenders the Klondex Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What will happen if the Offer is withdrawn?

Unless all of the conditions to the Offer have been satisfied or waived at or prior to the Expiry Time, we will not be obligated to take up and purchase Klondex Shares tendered to the Offer and we may withdraw the Offer. If the Offer is withdrawn in this manner all of your Klondex Shares that were deposited and not withdrawn will be returned to you with no payment.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

Klondex Shareholders resident in Canada who hold their Klondex Shares as capital property for purposes of the Tax Act and who dispose of such shares to Silvercorp under the Offer will not realize a capital gain or a capital loss as a result of the exchange of their Klondex Shares for Silvercorp Shares pursuant to the Offer. The cost for tax purposes to Klondex Shareholders of Silvercorp Shares received on the Offer will generally be equal to the adjusted cost base of their Klondex Shares that are exchanged for Silvercorp Shares pursuant to the Offer. Alternatively, such Klondex Shareholders will be entitled to recognize for Canadian federal tax purposes the capital gain or capital loss, otherwise determined, from such exchange.

Generally, Klondex Shareholders who are non-residents of Canada for purposes of the Tax Act who receive Silvercorp Shares in exchange for Klondex Shares pursuant to the Offer, will realize a tax-deferred rollover on the exchange, except where they choose to recognize a capital gain or capital loss on the exchange. With respect to any capital gain realized on the sale of Klondex Shares to Silvercorp under the Offer, the gain will not be subject to tax pursuant to the Tax Act unless those shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Klondex Shareholders and the gain is not otherwise exempt from tax under the Tax Act or is exempt pursuant to an applicable income tax treaty.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular. Klondex Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Klondex Shares pursuant to the Offer or a disposition of Klondex Shares pursuant to any Subsequent Acquisition Transaction or Compulsory Acquisition.

How will US Owners of Klondex Shares be taxed for U.S. tax purposes?

Subject to the Passive Foreign Investment Company rules discussed below, a beneficial owner of Klondex Shares who is a citizen or resident of the United States and who holds Klondex Shares as a capital asset will not recognize gain or loss on the exchange of his Klondex Shares for Silvercorp Shares if the exchange constitutes a qualified reorganization under U.S. federal income tax law. Instead, he will carry over his tax basis (and his holding period) in the Klondex Shares surrendered to the Silvercorp Shares received. There is no assurance that the exchange will constitute a qualified reorganization under U.S. federal income tax law.

If the exchange does not qualify as a reorganization, then, subject to the Passive Foreign Investment Company rules discussed below, a U.S. person will have a capital gain or loss on the exchange, equal to the difference between the cost of the Klondex Shares surrendered and the fair market value of the Silvercorp Shares. Subject to the Passive Foreign Investment Company rules, the gain or loss will be a long-term gain (and subject to a reduced tax rate) or long-term loss if the Klondex Shares have been held for more than one year at the time of the closing of the Offer; otherwise it will be a short-term gain (taxable as ordinary income) or short-term loss.

If Klondex were to constitute a Passive Foreign Investment Company for any taxable year during which a U.S. person held Klondex Shares, then special rules will apply to U.S. persons who have not made certain elections (so-called “QEF” or “Mark-to-Market” elections). These U.S. persons may realize a gain (but not a loss) on the exchange even if the exchange is a qualified reorganization, and that gain will be taxed at ordinary income tax rates and may be subject to interest, as well.

This brief summary is qualified in its entirety by the section of this Circular entitled “Certain United States Federal Income Tax Considerations”. Shareholders should read that section carefully and consult with their tax advisers regarding the U.S. federal income tax consequences of the Offer, including the possible application of the Passive Foreign Investment Company rules to them in their particular circumstances.

Will I be able to trade the Silvercorp Shares I receive?

You will be able to trade the Silvercorp Shares that you receive under the Offer. Statutory exemptions allow such trading in Canada, and upon our registration statement on Form F-8 filed with the SEC becoming effective in the United States, and our satisfaction of any required Blue-Sky state filings within the United States, non-affiliates will be able to trade their Silvercorp Shares received under the Offer in the United States. In connection with the Offer, we have applied to list on the TSX and NYSE Amex the Silvercorp Shares offered to Klondex Shareholders pursuant to the Offer.

Is Silvercorp’s financial condition relevant to my decision to tender my Klondex Shares in the Offer?

Yes. Silvercorp Shares will be issued to Klondex Shareholders who validly tender their Klondex Shares, so you should consider our financial condition before you decide to tender your Klondex Shares to the Offer. In considering our financial condition, you should review the documents included and incorporated by reference in the Offer and Circular because they contain detailed business, financial and other information about us.

See Section 1 of the Circular, “Silvercorp”.

If I decide not to tender, how will my Klondex Shares be affected?

If we take up and pay for the Klondex Shares validly tendered, we currently intend to take such action as is necessary, including effecting a Compulsory Acquisition or Subsequent Acquisition Transaction, to acquire any Klondex Shares not tendered. It is our current intention that the consideration to be offered for Klondex Shares under such Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered under the Offer. In connection with such a transaction, you may have dissent rights. We reserve the right not to complete a Compulsory Acquisition or Subsequent Acquisition Transaction.

See Section 10 of the Circular, “Acquisition of Klondex Shares Not Deposited Under the Offer”.

Will Klondex continue as a public company?

If, as a result of the Offer and any subsequent transaction, the number of holders of Klondex Shares is sufficiently reduced, Klondex may become eligible to cease to be a reporting issuer in the provinces of Canada where it is currently a reporting issuer. The rules and the regulations of the TSX could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the Klondex Shares from such exchange. To the extent permitted by applicable law, we intend to delist the Klondex Shares from the TSX and to cause Klondex to cease to be a public company.

See Section 5 of the Circular, “Purpose of the Offer and Silvercorp’s Plans for Klondex”.

What is the market value of my Klondex Shares as at a recent date?

On June 5, 2009, which is the last trading day prior to the date on which we announced our intention to make the Offer, the closing price of the Klondex Shares listed on the TSX was Cdn.$1.37. The volume-weighted average price of the Klondex Shares on the TSX for the 20 trading days ended June 5, 2009 was Cdn.$1.13. Based on the closing price of the Silvercorp Shares on the TSX on June 5, 2009, the Offer represented a premium of approximately 59% over the closing price of the Klondex Shares on the TSX on the same date. Based on the volume-weighted average price of the Silvercorp Shares on the TSX for the 20 trading days ended June 5, 2009, the Offer represented a premium of approximately 63% over the volume-weighted average price of the Klondex Shares on the TSX for the same period.

We urge you to obtain recent quotations for the Klondex Shares and Silvercorp Shares before deciding whether or not to tender your Klondex Shares.

See Section 9 of the Circular, “Information About Klondex — Price Range and Trading Volume of Klondex Shares”.

If the Offer is successful will the Board of Directors and management of Klondex change?

Yes. If the Offer is successful it is anticipated that the current management of Silvercorp will manage Klondex in place of Klondex’s current management and that the Klondex Board of Directors will be replaced by nominees of Silvercorp.

See Section 5 of the Offer, “Purpose of the Offer and Silvercorp’s Plans for Klondex”.

Whom can I call with questions about the Offer or for more information?

You can call our Information Agent, Kingsdale and its affiliates, if you have questions or requests for additional copies of the Offer and Circular. Questions and requests should be directed to the following telephone numbers:

The Information Agent and Depositary for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:
1-888-518-6832
Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

SUMMARY OF THE OFFER

This summary highlights information more fully discussed elsewhere in the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in those documents. Klondex Shareholders are urged to read the more detailed information about Silvercorp, the Offer and the Silvercorp Shares provided elsewhere in the Offer and Circular and in the documents incorporated by reference. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled “Glossary” below.

The Offer

The Offeror is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Klondex Shares, and including any Klondex Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Klondex that are convertible into or exchangeable or exercisable for Klondex Shares, on the basis of 0.50 Silvercorp Shares for each Klondex Share.

Assuming that no Klondex Options or Klondex Warrants are exercised (except for Klondex Options and Klondex Warrants that are “in-the-money”) and that all of the Klondex Shares that are issued and outstanding as of June 5, 2009 are tendered to the Offer and that Silvercorp takes up and pays for such Klondex Shares under this Offer, Silvercorp will issue an aggregate 16,082,402 of its common shares.

See Section 1 of the Offer, “The Offer”.

Silvercorp

Silvercorp is presently engaged in the acquisition, exploration and development of silver related mineral properties in China. Silvercorp is China’s largest primary silver producer. Currently, the Company is operating and developing four silver/lead/zinc mines in an area encompassing the Ying project, the HPG project, the TLP project and the LM project (the “Ying Mining District”), all held through its 77.5% and 70% owned Chinese subsidiary companies, respectively. The Company’s other material property, the GC project in Guangdong Province, held through a 95% owned Chinese subsidiary company, has not reached commercial production and is in the exploration stage.

Silvercorp’s strategic vision focuses on the acquisition and selective exploration of projects with significant resource and cash flow potential. Silvercorp develops high-margin operations with reasonable development capital profiles quickly and effectively to generate profits as it continues to explore the full potential of those projects. The cash flow Silvercorp generates from its profitable operations allows it to fund further exploration, resource expansion and production growth.

Silvercorp’s common shares are listed on the TSX and on the NYSE Amex under the symbol “SVM”.

Silvercorp is a Canadian company, incorporated under the laws of the Province of British Columbia. Its principal offices and registered and records office are located at Suite 1378 — 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone: (604-669-9397).

Silvercorp is a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com. Silvercorp is also an SEC registrant and accordingly files or furnishes to the SEC certain documents. Silvercorp has filed a Registration Statement on Form F-8 and certain other documents and information with the SEC in connection with the Offer. Pursuant to Section V(D) of the Form F-8 instructions, Silvercorp is exempt from filing a Tender Offer Statement on Schedule TO. The Registration Statement, and other documents and information about Silvercorp are available at www.sec.gov.

See Section 1 of the Circular, “Silvercorp”.

Klondex

Klondex is a Canadian company engaged in the business of exploration and development of mining projects. Its operations are focused in Nevada, U.S.A. It is incorporated under the laws of the Province of British Columbia and its corporate administrative office is located at Suite 750 -580 Hornby Street, Vancouver, B.C., V6C 3B6. The telephone number for its corporate and administrative office is: (604) 638-2373. The Klondex Shares are listed on the TSX under the symbol “KDX” and trade OTC under the symbol “KLNDF”.

See Section 2 of the Circular, “Klondex”.

Purpose of the Offer

The purpose of the Offer is to enable Silvercorp to acquire all of the outstanding Klondex Shares.

Rationale for the Proposed Acquisition

Silvercorp believes that Klondex Shareholders will enjoy the following significant benefits from the Offer:

•	Significant premium to market price. On June 5, 2009, the last trading day prior to the date on which Silvercorp announced its intention to make the Offer, the closing price of the Klondex Shares listed on the TSX was Cdn.$1.37. The volume-weighted average price of the Klondex Shares on the TSX for the 20 trading days ended June 5, 2009 was Cdn.$1.13. Based on the closing price of the Silvercorp Shares on the TSX on June 5, 2009, the Offer represents a premium of approximately 59% over the closing price of the Klondex Shares on the TSX on the same date. Based on the volume-weighted average price of the Silvercorp Shares on the TSX for the 20 trading days ended June 5, 2009, the Offer represents a premium of approximately 63% over the volume-weighted average price of the Klondex Shares on the TSX for the same period.

•	Exposure to a diverse portfolio of assets. Klondex Shareholders will benefit from ongoing exposure to the potential of the Fire Creek Property and the opportunity to participate in Silvercorp’s current and future success. Klondex Shareholders will continue to participate in any increase in value of the Fire Creek Property by holding approximately 9% of the outstanding Silvercorp Shares following the successful completion of the Offer and Subsequent Acquisition Transaction or Compulsory Acquisition, if applicable. In addition, the Combined Company will provide Klondex Shareholders with exposure to Silvercorp’s four currently operating high-margin mines (the Ying project, TLP project, LM project and HPG project in China), one near-term development project (the GC project) and prospective land positions near Silvercorp’s existing projects.

•	Accelerated development of Fire Creek through a dedicated team with a proven track record of successfully permitting, developing and operating narrow-vein, underground mines. Silvercorp has successfully commissioned four narrow-vein, underground mines (the Ying project, TLP project, LM project and HPG project in China), in a cost effective and timely manner. Silvercorp has the necessary management resources available to dedicate a team of professionals to advancing the Fire Creek Property on an expedited basis, while at the same time continuing to advance Silvercorp’s existing near-term development project (the GC project).

•	Strong financial position. Based on the unaudited pro forma financial statements of both companies as at March 31, 2009, the Combined Company would have a pro forma net cash and short-term investments position of approximately $70.9 million as at March 31, 2009, and no long-term debt. Silvercorp is forecasting fiscal 2010 silver production of approximately 4.65 to 5.05 million ounces with projected gross profit margins between 55% and 60%, resulting in expected cash flows from operations of $35 million to $40 million. The Combined Company will have the financial strength to continue to advance the Fire Creek Property and Silvercorp’s existing near-term development project (the GC project).

•	Significantly enhanced liquidity for Klondex Shareholders. Silvercorp’s combined average daily trading volume on the TSX and the NYSE Amex has been approximately 0.7 million Silvercorp Shares per day over the 3 months ended June 5, 2009, having an approximate aggregate average daily value of Cdn.$2.4 million.

Klondex’s average daily trading volume has been approximately 41.2 thousand Klondex Shares per day having an approximate aggregate average daily value of Cdn.$39.1 thousand over the same period. Klondex Shareholders will benefit from Silvercorp’s significantly greater trading liquidity.

•	Improved capital market presence and access to equity research coverage. On June 5, 2009, Silvercorp had a basic market capitalization of Cdn.$704.5 million versus Klondex’s basic market capitalization of Cdn.$36.6 million. Silvercorp is currently the subject of equity research coverage from four research analysts. Klondex has no research coverage. Silvercorp’s Shares are included as a component of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index. Klondex is not included in any significant market indices.

•	Tax efficient structure. The Offer has been structured so that it will allow certain Klondex Shareholders who tender to the Offer to do so on a tax efficient basis. Canadian resident Klondex Shareholders may receive Silvercorp Shares on a tax-deferred basis. If the Offer constitutes a qualified reorganization for U.S. federal income tax purposes, U.S. resident Klondex Shareholders may also receive Silvercorp Shares on a tax deferred basis. See “Certain United States Federal Income Tax Considerations”.

Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for any Klondex Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer, “Conditions of the Offer”, are satisfied or, where permitted, waived at or prior to the Expiry Time.

These conditions include, among others, the conditions that:

•	there being validly deposited under the Offer and not withdrawn at the Expiry Time, Klondex Shares representing not less than 66 2/3% of the total outstanding Klondex Shares (calculated on a fully-diluted basis);

•	there is no discovery by Silvercorp of a misrepresentation by Klondex in any of its publicly available documents and records on file with Canadian securities regulatory authorities or facts that give rise to a Material Adverse Effect on Klondex or any of its affiliates or subsidiaries; and

•	the Shareholder Rights Plan being waived, invalidated or cease traded.

See Section 2 of the Offer, “Conditions of the Offer”, for a description of all of the conditions of the Offer.

Treatment of Klondex Options and Klondex Warrants in the Offer

The Offer is made only for outstanding Klondex Shares and not for any Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares (other than the SRP Rights). Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise, convert or exchange such securities sufficiently in advance of the Expiry Time of the Offer in order to obtain Klondex Shares that may be deposited in accordance with the terms of the Offer.

If Silvercorp takes up and pays for Klondex Shares under the Offer, it currently intends to implement a Compulsory Acquisition or Subsequent Acquisition Transaction, and take such other action as may be available, structured in a manner so that the holders of Klondex Options and Klondex Warrants will, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, receive Silvercorp Shares upon the proper exercise of the Klondex Options or Klondex Warrants. The number of Silvercorp Shares so issued and the exercise price will reflect the exchange ratio used in the Offer.

Treatment of Fractional Shares

Silvercorp will not issue fractional Silvercorp Shares under the Offer. Instead, where a Klondex Shareholder is to receive Silvercorp Shares as consideration under the Offer and the aggregate number of Silvercorp Shares to be issued to such Klondex Shareholder would result in a fraction of a Silvercorp Share being issuable, the number of Silvercorp Shares to be received by such Klondex Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or rounded down (if the fractional interest is less than 0.5) to the nearest whole number.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m., Eastern Time, on July 21, 2009 or until such later time and date to which the Offeror may extend the Expiry Time of the Offer at its discretion, or unless the Offer is withdrawn by the Offeror.

See Section 4 of the Offer, “Time for Acceptance”.

Manner of Acceptance

The Offer may be accepted by Klondex Shareholders by delivering certificates representing the Klondex Shares that are being deposited, together with a duly completed and signed Letter of Transmittal to the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time. Klondex Shareholders whose certificates for Klondex Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery. Klondex Shareholders whose Klondex Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

Klondex Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS and DTC, provided that a Book-Entry Confirmation is received by the Depositary at its office in Toronto, Ontario, prior to the Expiry Time.

See Section 5 of the Offer, “Manner of Acceptance”.

Payment for Deposited Klondex Shares

Upon the terms and subject to the conditions of the Offer, following the Expiry Date, Silvercorp will take up and pay for Klondex Shares validly deposited under the Offer and not withdrawn promptly, but in any event within the time periods prescribed by applicable securities laws. Any Klondex Shares deposited under the Offer after the first date on which Klondex Shares has been taken up by Silvercorp will be taken up and paid for promptly, but in any event within the time periods prescribed by applicable securities laws. See Section 3 of the Offer, “Take-Up and Payment for Deposited Klondex Shares”.

Right to Withdraw Deposited Klondex Shares

All deposits of Klondex Shares under the Offer are irrevocable unless withdrawn by or on behalf of the depositing Klondex Shareholder at any time before the Klondex Shares have been taken up by the Offeror pursuant to the Offer or in the other circumstances discussed in Section 8 of the Offer, “Right to Withdraw Deposited Klondex Shares”.

Acquisition of Klondex Shares Not Deposited Under the Offer

If within four months after the date of the Offer, the Offer has been accepted by holders of at least 90% of the issued and outstanding Klondex Shares, other than Klondex Shares held by, or by a nominee for, the Offeror and its affiliates as of the date of the Offer, and the Offeror takes up and pays for such Klondex Shares, the Offeror intends to acquire the remainder of the Klondex Shares via a Compulsory Acquisition.

If the conditions of the Offer are satisfied or waived and Silvercorp takes up and pays for Klondex Shares validly deposited under the Offer and the Offeror is not entitled to effect a Compulsory Acquisition, Silvercorp intends to take such action as is necessary, including causing a special meeting of Klondex Shareholders to be called to consider a statutory arrangement involving Klondex, Silvercorp, or an affiliate of Silvercorp and one or more of Klondex’s subsidiaries, for the purpose of enabling Silvercorp or an affiliate of Silvercorp to acquire all Klondex Shares not acquired pursuant to the Offer. Silvercorp intends that the value of the consideration offered per Klondex Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to Klondex Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Silvercorp Share shall be deemed to be at least equal in value to each Silvercorp Share offered under the Offer).

See Section 10 of the Circular, “Acquisition of Klondex Shares Not Deposited”.

Shareholder Rights Plan

On May 22, 2007, the Klondex Board of Directors approved the Shareholder Rights Plan, which was ratified by Klondex Shareholders on July 5, 2007.

The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or action must be taken by the Klondex Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed.

See “Shareholder Rights Plan” in Section 18 of the Circular.

Silvercorp believes that at the Expiry Time, Klondex and its Board of Directors Klondex Shareholders will have had more than adequate time to fully consider the Offer and any available alternative transactions and Klondex Shareholders will have had more than adequate time to determine whether to deposit their Klondex Shares under the Offer.

The Offer is being made on the condition, among other things, that the Shareholder Rights Plan does not and will not adversely affect the Offer or Silvercorp either before or upon Silvercorp taking up shares under the Offer or the purchase of Klondex Shares under a Subsequent Acquisition Transaction.

See “Conditions of the Offer” in Section 2 of the Offer.

Certain Canadian Federal Income Tax Considerations

Klondex Shareholders resident in Canada who hold their Klondex Shares as capital property for purposes of the Tax Act and who dispose of such shares to Silvercorp under the Offer will not realize a capital gain or a capital loss as a result of the exchange of their Klondex Shares for Silvercorp Shares pursuant to the Offer. The cost for tax purposes to Klondex

Shareholders of Silvercorp Shares received on the Offer will generally be equal to the adjusted cost base of their Klondex Shares that are exchanged for Silvercorp Shares pursuant to the Offer. Alternatively, such Klondex Shareholders will be entitled to recognize for Canadian federal tax purposes the capital gain or capital loss, otherwise determined, from such exchange.

Generally, Klondex Shareholders who are non-residents of Canada for purposes of the Tax Act who receive Silvercorp Shares in exchange for Klondex Shares pursuant to the Offer, will realize a tax-deferred rollover on the exchange, except where they choose to recognize a capital gain or capital loss on the exchange. With respect to any capital gain realized on the sale of Klondex Shares to Silvercorp under the Offer, the gain will not be subject to tax pursuant to the Tax Act unless those shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Klondex Shareholders and the gain is not otherwise exempt from tax under the Tax Act or is exempt pursuant to an applicable income tax treaty.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular. Klondex Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Klondex Shares pursuant to the Offer or a disposition of Klondex Shares pursuant to any Subsequent Acquisition Transaction or Compulsory Acquisition.

Certain United States Federal Income Tax Considerations

Subject to the Passive Foreign Investment Company rules discussed below, a beneficial owner of Klondex Shares who is a citizen or resident of the United States and who holds Klondex Shares as a capital asset and who tenders such shares to Silvercorp under the Offer will not recognize gain or loss on the exchange, provided that the exchange constitutes a qualified reorganization under U.S. federal income tax law. There is no assurance that the exchange will constitute a qualified reorganization under U.S. federal income tax law. See Section 20 of the Circular for a discussion of whether the exchange should be a qualified reorganization.

If a qualified reorganization occurs, subject to the Passive Foreign Investment Company rules discussed below, the U.S. beneficial owner’s tax basis in the Klondex Shares surrendered will become the tax basis in the Silvercorp Shares received, and the owner’s holding period in the Klondex stock surrendered (for purposes of determining eligibility for long-term capital gain treatment) will be tacked on to the holding period in the Silvercorp stock received.

If the exchange does not qualify as a tax-deferred reorganization, then, subject to the Passive Foreign Investment Company rules discussed below, a U.S. person will have a capital gain or loss on the exchange, equal to the difference between the cost of the Klondex Shares surrendered and the fair market value of the Silvercorp Shares received. Subject to the Passive Foreign Investment Company rules, the gain or loss will be long-term gain (and subject to a reduced tax rate) or long-term loss if the U.S. person has held the Klondex Shares for more than one year as of the date of the closing of the Offer; otherwise it will be short-term gain (taxable as ordinary income) or short-term loss

If Klondex is a Passive Foreign Investment Company, which appears likely, special rules apply to U.S. persons who have not made certain elections (so-called “QEF” or “Mark-to-Market” elections). These U.S. persons will realize gain on the exchange even if the exchange is a qualified reorganization and that gain will be taxed at ordinary income tax rates and some of it may be subject to interest.

This brief summary is qualified in its entirety by Section 20 of this Circular, entitled “Certain United States Federal Income Tax Considerations”. Shareholders should read that section carefully and consult with their tax advisers regarding the U.S. federal income tax consequences of the Offer, including the possible application of the Passive Foreign Investment Company rules to them in their particular circumstances.

Risk Factors Related to the Offer

An investment in Silvercorp Shares is subject to certain risks. Klondex Shareholders should carefully review the risk factors set out in the Offer and Circular and the risks described in Silvercorp’s Annual Information Form which is incorporated by reference in the Offer and Circular before depositing Klondex Shares pursuant to the Offer. See Section 6 of the Circular, “Risk Factors Related to the Offer”, and the other information contained in, or incorporated by reference into, the Offer and Circular. Additional risks and uncertainties, including those with respect to the proposed combination of Silvercorp and Klondex upon successful completion of the Offer (including a Compulsory Acquisition or a Subsequent Acquisition Transaction) may also adversely affect Silvercorp’s business.

Depositary

Silvercorp has engaged Kingsdale to act as Depositary for the receipt of certificates in respect of Deposited Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer and for the payment for Klondex Shares purchased by Silvercorp pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Silvercorp for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Silvercorp has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.

Information Agent

Silvercorp has retained Kingsdale and its affiliates to act as Information Agent in connection with the Offer to provide a resource for information for Klondex Shareholders. The Information Agent will receive reasonable and customary compensation from Silvercorp for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Financial Advisor, Dealer Manager and Soliciting Dealer Group

Silvercorp has retained BMO Capital Markets to act as its financial advisor in connection with the Offer and to serve as the Dealer Manager for the Offer in Canada and the United States. The Dealer Manager may form a soliciting dealer group comprised of members of The Investment Industry Regulatory Organization of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer (each a “Soliciting Dealer”). In that event, Silvercorp will pay typical soliciting dealer fees in connection with the tender of Shares to the Offer.

No fee or commission will be payable by any Klondex Shareholder who transmits such holder’s Klondex Shares directly to the Depositary or who makes use of the facilities of the Dealer Manager or a Soliciting Dealer to accept the Offer.

Regulatory Requirement

The Offer will be subject to the approval of the listing of the Silvercorp Shares issued under this Offer by the TSX and NYSE Amex, as well as filing requirements with regulatory authorities in Canada and the United States including the SEC.

We have applied to the TSX and NYSE Amex to list the Silvercorp Shares that will be issued to Klondex Shareholders in connection with the Offer. Listing will be subject to our fulfillment of all of the applicable listing requirements of the TSX and NYSE Amex.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL INFORMATION

The table set out below include a summary of (i) Silvercorp’s historical consolidated financial information as at and for the fiscal years ended March 31, 2009, 2008 and 2007 in Canadian GAAP and (ii) unaudited pro forma consolidated financial information for Silvercorp as at and for the fiscal year ended March 31, 2009 in Canadian GAAP, after giving effect to Silvercorp’s acquisition of all of the Klondex Shares pursuant to the Offer (assuming the exercise of Klondex Options and Klondex Warrants that are “in-the-money”). The historical financial information of Silvercorp as at and for the fiscal years ended March 31, 2009, 2008 and 2007 has been derived from Silvercorp’s audited consolidated financial statements, which can be found on SEDAR at www.sedar.com. The historical financial information for Klondex as at and for the fiscal years ended December 31, 2008 and 2007 has been derived from Klondex’s audited and unaudited consolidated financial statements, which can be found on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma consolidated financial statements attached as Schedule “A” hereto for information as to how the pro forma consolidated financial statements were derived.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Silvercorp and the accompanying notes thereto attached as Schedule “A” to the Offer and Circular. The summary unaudited pro forma consolidated financial statement information for Silvercorp gives effect to the proposed acquisition of Klondex as if such had occurred as at March 31, 2009 for the purposes of the pro forma consolidated balance sheet information, and as at April 1, 2008 for the purposes of the pro forma consolidated statements of operations for the fiscal year ended March 31, 2009. In preparing the unaudited pro forma consolidated financial statement information, management of Silvercorp has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Silvercorp and Klondex due to the limited publicly available information of Klondex. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Silvercorp and accompanying notes attached as Schedule “A” to the Offer and Circular.

Summary of Historical and Unaudited Financial Information of Silvercorp

				Pro Forma
	As at and for the years ended March 31,			As at and for the year
	2009	2008	2007	ended March 31, 2009
	(All dollar amounts are in US000s’, except per share amounts)

Consolidated Statement Operations
Revenue	83,523	108,363	39,777	83,523
Income (loss) before taxes	(16,934)	60,488	23,449	(18,016)
Net income (loss)	(15,997)	59,937	22,023	(17,079)
Net income (loss) per share — basic	(0.11)	0.41	0.15	(0.10)
Net income (loss) per share — diluted	(0.11)	0.40	0.15	(0.10)
Consolidated Balance Sheets
Assets	205,202	190,267	94,151	288,338
Liabilities	45,146	30,010	9,665	65,616
Non-controlling interests	7,610	11,265	6,948	7,610
Shareholders’ equity	152,446	148,992	77,538	215,112

GLOSSARY

In the Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below.

“Acquiring Person” has the meaning given to it in Section 18 of the Circular, “Shareholder Rights Plan”.

“affiliate” has the meaning given to it in the Securities Act (British Columbia).

“Agent’s Message” has the meaning given to it in Section 5 of the Offer, “Manner of Acceptance —Acceptance by Book-Entry Transfer”.

“Annual Information Form” means the annual information form of Silvercorp for the fiscal year ended March 31, 2009 dated June 5, 2009, filed with certain Canadian provincial regulatory authorities.

“Appointee” has the meaning given to it in Section 5 of the Offer, “Manner of Acceptance — Power of Attorney”.

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the commencement of the Offer or the consummation of the Offer.

“associate” has the meaning given to it in the Securities Act (British Columbia).

“BCBCA” means the Business Corporations Act (British Columbia).

“BMO Capital Markets” means BMO Nesbitt Burns Inc.

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Klondex Shareholder’s Klondex Shares into the Depositary’s account at CDS or DTC, as applicable.

“business day” means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario, Canada or federal holiday observed in the United States.

“Canadian GAAP” means Canadian generally accepted accounting principles as defined by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants applied on a consistent basis.

“CDS” means the CDS Clearing and Depository Services Inc.

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected.

“Circular” means the take-over bid circular accompanying the Offer, including the Schedules attached thereto.

“Combined Company” means the combined business of Silvercorp and Klondex assuming completion of the transaction contemplated herein.

“Competing Permitted Bid” has the meaning given to it in Section 18 of the Circular, “Shareholder Rights Plan”.

“Compulsory Acquisition” has the meaning given to it in Section 10 of the Circular, “Acquisition of Klondex Shares Not Deposited Under the Offer — Compulsory Acquisition”.

“CRA” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

“Dealer Manager” means BMO Capital Markets.

“Depositary” means Kingsdale Shareholder Services Inc.

“Deposited Shares” has the meaning given to it in Section 5 of the Offer, “Manner of Acceptance — Dividends and Distributions”.

“Distributions” has the meaning given to it in Section 5 of the Offer, “Manner of Acceptance —Dividends and Distributions”.

“DTC” means the Depository Trust Company.

“Effective Date” means the date on which Silvercorp first pays for Klondex Shares deposited under the Offer.

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP)

or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks or trust companies in the United States.

“Expiry Date” means July 21, 2009, or such other date as is set out in a notice of change or a notice of variation of the Offer issued at any time and from time to time extending the period during which Klondex Shares may be deposited under the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, “Extensions, Variations and Changes to the Offer”.

“Expiry Time” means 5:00 p.m., Eastern Time, on July 21, 2009, or such other time as is set out in a notice of change or a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer, “Extensions, Variations and Changes to the Offer”.

“Fire Creek Property” means Klondex’s 100% owned Fire Creek property comprised of 484 claims, or 9,680 acres and fee lands totaling 1,428 acres, for a total 11,108 acres along the Northern Nevada Rift in North Central Nevada.

“forward-looking statements” has the meaning given to it in “Statements Regarding Forward-Looking Information”.

“fully-diluted basis” means, with respect to the number of outstanding Klondex Shares at any time, the number of Klondex Shares that would be outstanding if all rights to acquire Klondex Shares, other than SRP Rights, were exercised, exchanged or converted, including for greater certainty, all Klondex Shares issuable upon the exercise of Klondex Options, whether vested or unvested and Klondex Shares issuable upon the exercise of Klondex Warrants.

“GAAP” means generally accepted accounting principles.

“Governmental Entity” means (a) any supranational, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative agency, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority; (d) the TSX; (e) the NYSE Amex; or (f) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“HSR Act” has the meaning given to it in Section 17 of the Circular, “Regulatory Matters”.

“including” (or “includes”) means including (or includes) without limitation.

“Information Agent” or “Kingsdale” means Kingsdale Shareholder Services Inc. and its affiliates.

“in-the-money” means with respect to a Klondex Option or Klondex Warrant, a Klondex Option or Klondex Warrant with an exercise price of Cdn.$2.18 or less.

“Klondex” means Klondex Mines Ltd., a corporation existing under the BCBCA, and, where the context requires, its subsidiaries.

“Klondex Board of Directors” means the board of directors of Klondex.

“Klondex Option” means an option to purchase Klondex Shares granted under the Klondex Option Plan.

“Klondex Option Plan” means the Klondex 2007 Share Option Plan (last amended in May 2008).

“Klondex Share” means a common share in the capital of Klondex.

“Klondex Shareholder” means a holder of Klondex Shares.

“Klondex Warrant” means a warrant that gives the holder the right to purchase Klondex Shares.

“laws” means all laws, by-laws, statutes, rules, regulations, principles of law, policies, orders, ordinances, decisions, declarations, rulings, directives, judgments, decrees or other requirements of any Governmental Entity and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, which, for greater certainty, shall include the laws of Canada, the United States of America and China, and the term “applicable” with respect to such laws and in a context that refers to one or more persons, means such laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

“Letter of Transmittal” means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on yellow paper or a facsimile thereof).

“Market Price” has the meaning given to it in Section 18 of the Circular, “Shareholder Rights Plan”.

“Material Adverse Effect” means, in respect of any person, any effect, change, event, occurrence or state of facts, that is, or could reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending, or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, licenses, permits, results of operations, prospects, articles, by-laws, rights or privileges of the relevant person.

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“Minimum Tender Condition” means that there will have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Klondex Shares which constitutes at least 66 2/3% of the issued and outstanding Klondex Shares (calculated on a fully-diluted basis).

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

“Non-Resident Holder” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery (printed on green paper) in the form accompanying the Offer and Circular or a facsimile thereof.

“NYSE Amex” means the NYSE Amex LLC (formerly, the American Stock Exchange).

“Offer” means Silvercorp’s Offer to purchase the Klondex Shares made hereby.

“Offer and Circular” means the Offer and the Circular, collectively.

“Offered Consideration” means the consideration to be paid by Silvercorp for the Klondex Shares taken up under the Offer, being 0.50 Silvercorp Shares for each Klondex Share.

“Offeror” means Silvercorp.

“Offer Period” means the period commencing on the date of the Offer and ending at the Expiry Time.

“OTC” means over-the-counter.

“person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Purchased Securities” has the meaning given to it in Section 5 of the Offer, “Manner of Acceptance — Power of Attorney”.

“Registration Statement” means the registration statement filed by Silvercorp on Form F-8 with the SEC to register the Silvercorp Shares subject to the Offer.

“Resident Holder” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada”.

“Rights Certificates” means the certificates representing the SRP Rights.

“SEC” means the United States Securities and Exchange Commission.

“Separation Time” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 18 of the Circular.

“Shareholder Rights Plan” means the shareholder rights plan agreement of Klondex dated as of May 10, 2007.

“Silvercorp” means Silvercorp Metals Inc., a corporation existing under the BCBCA and, where the context requires, its subsidiaries.

“Silvercorp Share” means a common share in the capital of Silvercorp.

“SRP Exercise Price” has the meaning given to it in Section 18 of the Circular, “Shareholder Rights Plan”.

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan.

“Subsequent Acquisition Transaction” has the meaning given to it in Section 10 of the Circular, “Acquisition of Klondex Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction”.

“subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and will include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary.

“Take-Up Date” means a date upon which Silvercorp takes up or acquires Klondex Shares under the Offer. Silvercorp reserves the right, to the extent permitted by applicable law, to have multiple Take-Up Dates.

“Tax Act” means the Income Tax Act (Canada) R.S.C. 1985, c.1 (5th supplement), as amended and the regulations thereunder, as amended.

“taxable capital gain” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Taxation of Capital Gains and Losses on the Exchange and on the Disposition of Silvercorp Shares”.

“trading day” means any day on which trading occurs on the TSX or NYSE Amex, as applicable.

“TSX” means the Toronto Stock Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. GAAP” means generally accepted accounting principles in the United States.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

OFFER

June 15, 2009

TO: THE HOLDERS OF KLONDEX SHARES

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information and should be read carefully before making a decision with respect to the Offer. This Offer and the Circular constitute the take-over bid circular required under applicable Canadian securities laws. Capitalized terms used in the Offer but not otherwise defined herein are defined in the section entitled “Glossary” above.

1.	The Offer

The Offeror hereby offers to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Klondex Shares, including any Klondex Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Klondex (other than SRP Rights) that are convertible into or exchangeable or exercisable for Klondex Shares, on the basis of 0.50 Silvercorp Shares in respect of each Klondex Share.

Each Klondex Shareholder will receive the Offered Consideration in respect of all of the Klondex Shareholder’s Klondex Shares properly deposited under the Offer, subject to adjustment for fractional shares.

On June 5, 2009, the last trading day prior to the Offeror’s announcement of its intention to make the Offer, the closing price of the Klondex Shares listed on the TSX was Cdn.$1.37. The volume-weighted average price of the Klondex Shares on the TSX for the 20 trading days ended June 5, 2009 was Cdn.$1.13. Based on the closing price of the Silvercorp Shares on the TSX on June 5, 2009, the Offer represents a premium of approximately 59% over the closing price of the Klondex Shares on the TSX on the same date. Based on the volume-weighted average price of the Silvercorp Shares on the TSX for the 20 trading days ended June 5, 2009, the Offer represents a premium of approximately 63% over the volume-weighted average price of the Klondex Shares on the TSX for the same period.

The Offeror recommends that you to obtain recent quotations for the Klondex Shares and Silvercorp Shares before deciding whether or not to tender your Klondex Shares.

The Offer is made only for Klondex Shares and is not made for any Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares (other than the SRP Rights). Klondex Shareholders who deposit their Klondex Shares will be deemed to have deposited the SRP Rights associated with such Klondex Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by the Offeror for the Klondex Shares will be allocated to the SRP Rights.

Any holder of Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, exchange or convert the options, warrants or other rights in order to obtain certificates representing Klondex Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Klondex Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If any holder of Klondex Options, Klondex Warrants or other securities of Klondex that are convertible into or exchangeable or exercisable for Klondex Shares does not exercise, exchange or convert such Klondex Options, Klondex Warrants or other convertible, exchangeable or exercisable securities before the Expiry Time, such Klondex Options, Klondex Warrants or other convertible, exchangeable or exercisable securities will remain outstanding in accordance with their terms and conditions, including with respect to term, expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction a Klondex Option or Klondex Warrant will in accordance with its terms, become an option or right to acquire a number of Silvercorp Shares based on the exchange ratio of a Klondex Share for the Offered Consideration, as determined in accordance with the terms of the Klondex Option, Klondex Warrant or other convertible, exchangeable or exercisable securities.

Fractional Silvercorp Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Klondex Shareholder is to receive Silvercorp Shares as consideration for the Offer and the aggregate number of Silvercorp Shares to be issued to the Klondex Shareholder would result in a fraction of a Silvercorp Share being issued, the number of

Silvercorp Shares to be received by the Klondex Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is 0.5 or less) to the nearest whole number.

Pursuant to United States state securities laws, Silvercorp will not be permitted to take up and pay for Klondex Shares owned by a U.S. resident until the Offer in the state in which such person is resident has been registered with the applicable state regulatory agency or an exemption from such registration is available. In this regard, Silvercorp intends to file the appropriate forms to qualify the Offer in all states in which Klondex Shareholders reside. There can be no assurance that all states will register the Offer.

The accompanying Circular, which is incorporated into and forms part of the Offer, and the Letter of Transmittal and the Notice of Guaranteed Delivery contain important information that should be read carefully before making a decision with respect to the Offer.

2.	Conditions of the Offer

Notwithstanding any other provision of the Offer, subject to applicable law, and provided that the Offeror may not assert an Offer condition when the condition is triggered by the Offeror’s own action or inaction, the Offeror shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Klondex Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	the Minimum Tender Condition;

(b)	any and all government or regulatory approvals (including the Appropriate Regulatory Approvals), waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions required by law, policy or practice (including those of any provincial securities authorities, stock exchanges or other securities regulatory authorities) that are, in the Offeror’s reasonable discretion, necessary or advisable to complete the Offer, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms satisfactory to Silvercorp, in its sole discretion, acting reasonably;

(c)	no act, action, suit or proceeding shall have been taken or threatened or be pending before or by any Governmental Entity or by any elected or appointed public official or private person (including, by any individual, company, firm, group or other entity), whether or not having the force of law, and no law shall have been proposed, amended, enacted, promulgated or applied, in either case:

(i)	challenging the Offer or the ability of Silvercorp to make or maintain the Offer;

(ii)	seeking to prohibit, restrict or impose material limitations or conditions on: (A) the acquisition by, or sale to, Silvercorp of any Klondex Shares, (B) the take-up or acquisition of Klondex Shares by Silvercorp, (C) the issuance and delivery of Silvercorp Shares in consideration for Klondex Shares taken up or acquired by Silvercorp, (D) the ability of Silvercorp to acquire or hold, or exercise full rights of ownership of, any Klondex Shares, (E) the ownership or operation or effective control by Silvercorp of any material portion of the business, property, assets, licenses or permits of Klondex or its affiliates or subsidiaries or to compel Silvercorp or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business, property, assets, licenses or permits of Klondex or any of its affiliates or subsidiaries as a result of the Offer, or (F) the ability of Silvercorp and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) seeking to obtain from Silvercorp, any of its affiliates or subsidiaries, or any director or officer of any of the foregoing, or from Klondex, any of its affiliates or subsidiaries, or any director or officer of any of the foregoing, any material damages directly or indirectly in connection with the Offer;

(iv)	which, in the reasonable discretion of Silvercorp, if successful, would be reasonably likely to result in a Material Adverse Effect on Klondex or its affiliates or subsidiaries, taken as a whole, if the Offer was consummated; or

(v)	which, in the reasonable discretion of Silvercorp, if successful, would make uncertain the ability of Silvercorp and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(d)	Silvercorp shall have determined in its reasonable discretion that, on terms satisfactory to Silvercorp: (i) the Klondex Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Klondex Shares by Silvercorp under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (ii) a cease trade order shall have been issued by a securities commission that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Klondex Shares upon the exercise of the SRP Rights in relation to the purchase of Klondex Shares by Silvercorp under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Klondex Shares with respect to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(e)	there shall not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or the acquisition of Klondex Shares under the Offer, or any Compulsory Acquisition or any Subsequent Acquisition Transaction and there shall not exist any law, nor shall any law have been proposed, enacted, entered, modified, amended, promulgated or applied, nor shall there be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Entity or other legal restraint or prohibition which would have the effect of prohibiting, restricting, making illegal or imposing material limitations or conditions on (i) the acquisition by, or sale to, Silvercorp of any Klondex Shares, (ii) the take up or acquisition of Klondex Shares by Silvercorp, (iii) the issuance and delivery of Silvercorp Shares in consideration for Klondex Shares taken up or acquired by Silvercorp, (iv) the ability of Silvercorp to acquire or hold, or exercise full rights of ownership of, any Klondex Shares, (v) the ownership or operation or effective control by Silvercorp of any material portion of the business, property, assets, licenses or permits of Klondex or its affiliates or subsidiaries or to compel Silvercorp or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business, property, assets, licenses or permits of Klondex or any of its affiliates or subsidiaries as a result of the Offer, or (vi) the ability of Silvercorp and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)	Silvercorp shall not have become aware of any adverse claims, impairments, rights, interests, limitations or other restrictions or rights of expropriation of any kind whatsoever not specifically and publicly disclosed by Klondex prior to June 5, 2009 in respect of any of Klondex’s properties, assets, licenses or permits including any mineral rights or concessions;

(g)	Silvercorp shall have determined, in its reasonable discretion, that none of the following shall exist or shall have occurred (which has not been cured or waived), or is threatened, (i) any property, right, franchise, concession, permit or licence of Klondex or of any of its affiliates or subsidiaries has been or may be impaired or otherwise adversely affected, whether as a result of the making of the Offer, taking up and paying for Klondex Shares deposited under the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise, on a basis which might reduce the expected economic value to Silvercorp of the acquisition of Klondex or make it inadvisable for Silvercorp to proceed with the Offer and/or with taking up and paying for Klondex Shares deposited under the Offer, or (ii) any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which Klondex or any of its affiliates or subsidiaries is a party or to which they or any of their properties or assets are subject that might reduce the expected economic value to Silvercorp of the acquisition of Klondex or make it inadvisable for Silvercorp to proceed with the Offer and/or taking up and paying for Klondex Shares deposited under the Offer, and/or completing a Compulsory Acquisition or Subsequent Acquisition Transaction (including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of Silvercorp taking up and paying for Klondex Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction);

(h)	Silvercorp shall have determined in its reasonable discretion that none of Klondex, any of its affiliates or subsidiaries, or any Governmental Entity or other third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by Klondex prior to June 5, 2009), which might reduce the expected economic value to Silvercorp of the acquisition of Klondex or make it inadvisable for Silvercorp to proceed with the Offer and/or with the taking up and paying for Klondex Shares under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, including without limiting the generality of the foregoing: (i) any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Klondex or any of its affiliates (other than any such sale, disposition or other dealing between Klondex and any affiliate of Klondex), any issuance of securities (other than in connection with the exercise of Klondex Options, Klondex Warrants or other securities (other than SRP Rights) of Klondex existing on June 5, 2009 that are convertible into or exchangeable or exercisable for Klondex Shares in accordance with their terms specifically and as publicly disclosed prior to June 5, 2009) or options or rights to purchase securities, the payment of any dividends or other distributions or payments, any acquisition or transaction causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of outstanding Klondex Shares or other securities of Klondex or any of its subsidiaries, any incurrence of material debt or project financing or material steps in furtherance of the foregoing, any acquisition from a third party of assets or securities by Klondex or any of its affiliates, any reorganization of Klondex and its affiliates, or any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Klondex or any of its subsidiaries or affiliates, the making of or committing to make any capital expenditure by Klondex or any of its affiliates or subsidiaries (other than in accordance with plans specifically and publicly disclosed by Klondex prior to June 5, 2009), the waiving, releasing, granting, transferring, extinguishing, expropriation or amending of any rights of material value under (A) any existing material contract in respect of any material joint ventures or material properties or projects, or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document; (ii) any change to Klondex’s notice of articles, articles or other constating documents; (iii) adopting, establishing or entering into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of Klondex’s or its affiliates’ or subsidiaries’ employees, consultants, officers or directors not specifically and publicly disclosed by Klondex prior to June 5, 2009; (iv) adopting, establishing or entering into, or amending or making on or after June 5, 2009 grants or awards pursuant to any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants, officers or directors of Klondex or any of its affiliates or subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Offer and Circular; (v) except as may be required by law, taking any action to adopt, establish, terminate or amend any employee benefit plan of Klondex or any of its affiliates or subsidiaries; or (vi) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Klondex, or any agreement to engage in any of the foregoing;

(i)	Silvercorp shall have determined, in its reasonable discretion, that there does not exist and that there shall not have occurred any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after June 5, 2009 that has or may have a Material Adverse Effect on Klondex and its affiliates or subsidiaries, taken as a whole and that the Offer, if consummated, shall not trigger a Material Adverse Effect on Klondex and its affiliates and subsidiaries, taken as a whole and Silvercorp shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after June 5, 2009, that, in the reasonable discretion of Silvercorp, has had or may have a Material Adverse Effect on Klondex and its affiliates and subsidiaries, taken as a whole;

(j)	Silvercorp shall not have become aware of any untrue statements of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Klondex with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States or elsewhere, prior to June 5, 2009, including any prospectus, registration statement, annual information form, financial statement, material change report, management proxy circular, feasibility study or technical report (or executive summary thereof), press release or any other document so filed by Klondex, and Klondex shall have disclosed all material changes in relation to Klondex which occurred prior to June 5, 2009 in a non-confidential material change report filed with the British Columbia Securities Commission prior to June 5, 2009;

(k)	Silvercorp (directly or through one or more affiliates) shall not have entered into an agreement with Klondex which contemplates the acquisition, directly or indirectly, of 100% of the Klondex Shares in a single transaction approved by the Klondex Shareholders; and

(l)	there shall not have occurred or been threatened on or after June 5, 2009: (i) any general suspension of trading in, or limitation on prices for, securities on the TSX or the NYSE Amex; (ii) any change in the general political, market, economic, social or financial market conditions in Canada or the United States that could, in the reasonable discretion of Silvercorp, have a Material Adverse Effect on Klondex and its affiliates and subsidiaries, taken as a whole; (iii) any extraordinary or material adverse change in the financial markets in Canada or the United States or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in the Offeror’s sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. The Offeror reserves the right to withdraw the Offer if, at the Expiry Time, any condition to the Offer remains unsatisfied or has not been waived. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal in compliance with applicable securities laws, will cause the Depositary, if required by law, as soon as practicable thereafter to notify Klondex Shareholders in the manner set forth below in Section 11 of this Offer, “Notice and Delivery” and provide a copy of the notice thereof to the TSX and the NYSE Amex. In the event that the Offeror waives a material condition to the Offer, the Offeror will disseminate notice of such waiver to Klondex Shareholders in a manner reasonably calculated to inform such holders of such waiver and will allow sufficient time for Klondex Shareholders to consider the effect of such waiver on the Offer. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario. In the event of any waiver, all Klondex Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Klondex Shares deposited under the Offer and the Depositary will promptly return all Klondex Shares to the parties by whom it was deposited in acceptance of the Offer. See Section 9 of this Offer, “Return of Deposited Securities”.

3.	Take-Up and Payment for Deposited Klondex Shares

If all the conditions referred to in Section 4 of the Offer, “Conditions of the Offer” have been satisfied or waived at the end of the Offer Period, the Offeror will, in accordance with the terms of the Offer, take up Klondex Shares validly deposited under the Offer and not withdrawn pursuant to Section 8 of the Offer, “Right to Withdraw Deposited Klondex Shares”, promptly, following the Expiry Time, but in any event not later than ten days after the Expiry Date. Any Klondex Shares taken up will be paid for promptly, and in any event not later than the earlier of three Business Days after they are taken up and ten days after the Expiry Date. Any Klondex Shares deposited pursuant to the Offer after the first date on which Klondex Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Klondex Shares or to terminate the Offer and not take up or pay for any Klondex Shares or terminate the Offer if any condition of the Offer is not satisfied or, where permitted, waived by the Offeror by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Klondex Shares in order to comply, in whole or in part, with any applicable law.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Klondex Shares validly deposited and not validly withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Deposited Shares pursuant to the Offer at its principal office in Toronto, Ontario.

The Offeror will pay for Klondex Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for Silvercorp Shares for transmittal to persons who have deposited Klondex Shares under the Offer. The Depositary will act as the agent of the persons who have deposited Klondex Shares in acceptance of the Offer for the purposes of receiving the Offered Consideration from the Offeror and transmitting such Offered Consideration to such persons. Receipt of the share certificates representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Klondex Shares pursuant to the Offer. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Klondex Shares on the purchase price of Klondex Shares purchased by the Offeror, regardless of any delay in making such payment.

Settlement with each Klondex Shareholder who has validly deposited and not validly withdrawn Klondex Shares under the Offer will be made by the Depositary forwarding a certificate for the Silvercorp Shares to which such Klondex Shareholder is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates will be issued in the name of the registered Klondex Shareholder of the Klondex Shares so deposited. Unless the person depositing the Klondex Shares instructs the Depositary to hold the certificates representing the Silvercorp Shares for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificates will be sent to the address of the Klondex Shareholder as shown on the securities register maintained by or on behalf of Klondex. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any Deposited Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, of if certificates are submitted for more Klondex Shares than is deposited, certificates for unpurchased Klondex Shares will be returned, at the Offeror’s expense, to the depositing Klondex Shareholder as soon as it is practicable following the termination of the Offer or the conclusion of the Offer, as applicable. Unless otherwise directed in the Letter of Transmittal, certificates representing unpurchased Klondex Shares will be forwarded to the address of the registered Klondex Shareholder as shown on the securities register maintained by Klondex.

Klondex Shareholders depositing Klondex Shares will not be required to pay any fee or commission if they accept the Offer by depositing their Klondex Shares directly with the Depositary. If you own your Klondex Shares through a broker or other nominee and your broker or nominee tenders your Klondex Shares on your behalf, your broker or nominee may charge you a fee for doing so.

4.	Time for Acceptance

The Offer is open for acceptance, unless extended or withdrawn by the Offeror upon the failure of one or more conditions to the Offer in accordance with applicable law, until 5:00 p.m., Eastern Time, on July 21, 2009.

See Section 6 of this Offer, “Extensions, Variations and Changes to the Offer”.

5.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by Klondex Shareholders by depositing the following documents with the Depositary at any of the offices specified in the Letter of Transmittal no later than the Expiry Time:

(a)	a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed as required by the instructions set out in the Letter of Transmittal;

(b)	the certificate(s) representing the Klondex Shares in respect of which the Offer is being accepted; and

(c)	any other documents required by the instructions set out in the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal.

Klondex Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for Klondex Shares may deposit certificates representing Klondex Shares pursuant to the procedure for guaranteed delivery described below.

Unless waived by Silvercorp, holders of Klondex Shares are required to deposit one SRP Right for each Klondex Share in order to effect a valid deposit of such Klondex Shares prior to the Expiry Time. If the Separation Time does not occur before the Expiry Time, a deposit of Klondex Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Klondex to Klondex Shareholders prior to the time that the holder’s Klondex Shares is deposited under the Offer, in order for the Klondex Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Klondex Shares deposited by such Klondex Shareholder must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that a Klondex Shareholder deposits its Klondex Shares under the Offer, the Klondex Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Klondex Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Klondex Shares deposited under the Offer to the Depositary on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. Silvercorp reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Klondex Shares for payment pursuant to the Offer, Rights Certificate(s) from a Klondex Shareholder representing SRP Rights equal in number to the Klondex Shares deposited by such holder.

In addition, Klondex Shares and, if applicable, Rights Certificates, may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “Acceptance by Book-Entry Transfer”.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a)	the Letter of Transmittal is signed by the registered owner of the Klondex Shares exactly as the name of the registered Klondex Shareholder appears on the Klondex Shares certificate deposited therewith, and the certificates for Silvercorp Shares under the Offer are to be delivered directly to such registered Klondex Shareholder; or

(b)	Klondex Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Klondex Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the certificates for the Silvercorp Shares are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Klondex Shareholder wishes to accept the Offer and either (i) the certificates representing such Klondex Shareholder’s Klondex Shares are not immediately available or (ii) such Klondex Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary at or prior to the Expiry Time, such Klondex Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario, by or through an Eligible Institution;

(b)	a Notice of Guaranteed Delivery (or a manually signed facsimile thereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario, at or prior to the Expiry Time;

(c)	the certificate(s) representing the Deposited Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Klondex Shareholders before the Expiry Time, the Rights Certificates representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), relating to such Klondex Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received at the Toronto, Ontario, office of the Depositary at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Klondex Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed Letter of Transmittal (or a manually signed facsimile thereof), with signature guarantees if so required, and all other documents required by such Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after Rights Certificates are distributed to Klondex Shareholders.

The Notice of Guaranteed Delivery may be delivered by hand or couriered or transmitted by facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario, and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery to any other office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purpose of satisfying the guaranteed delivery.

Acceptance by Book-Entry Transfer

Klondex Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Klondex Shareholder’s Klondex Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Klondex Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Klondex Shareholders, through their respective CDS participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Klondex Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as defined below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Klondex Shareholder’s Klondex Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Klondex Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with it procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Klondex Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that Silvercorp may enforce such agreement against such participant.

Klondex Shareholders who wish to accept the Offer by Book-Entry Confirmation should contact their broker or the Information Agent for assistance. Contact details for the Information Agent may be found on the last page of this document.

Method of Delivery

The method of delivery of the certificates representing Klondex Shares (or a Book-Entry Confirmation for the Klondex Shares, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the depositing Klondex Shareholder. The Offeror recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if certificates for Klondex Shares and the other documents are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Klondex Shares by the Depositary.

A Klondex Shareholder who wishes to deposit Klondex Shares under the Offer and whose Klondex Shares is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Klondex Shares under the Offer.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Klondex Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Klondex Shares determined by it not to be in proper form, or the issue of Silvercorp Shares in respect of which may, in the opinion of the Offeror’s counsel, be unlawful. The Offeror also reserves the absolute right to waive any defect or irregularity in any deposit of Klondex Shares. No deposit of Klondex Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Under no circumstances will any amount be paid by the Offeror or the Depositary due to any delay in taking up and paying for any Klondex Shares accepted pursuant to the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Klondex Shares being validly withdrawn by or on behalf of a depositing Klondex Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth above, a Klondex Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Klondex Shares covered by the Letter of Transmittal delivered to the Depositary (the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

An executed Letter of Transmittal (or, in the case of shares deposited by book-entry transfer by the making of a book-entry transfer into the Depositary’s accounts with CDS or DTC, as applicable) irrevocably approves, constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by the Letter of Transmittal or book-entry transfer (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), certain officers of the Offeror and any other person designated by the Offeror in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Klondex Shareholder with respect to the Purchased Securities. The Letter of Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Klondex Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Klondex; (b) for so long as any Purchased Securities are registered or recorded in the name of such Klondex Shareholder (whether or not they are now so registered or recorded), to exercise any and all rights of such Klondex Shareholder including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Klondex Shareholder in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Klondex; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Klondex Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Klondex Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

A Klondex Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Klondex Shareholder at any time with respect to the Deposited Shares or any Distributions. The Klondex Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Klondex Shareholder unless the Deposited Shares are not taken up and paid for under the Offer.

A Klondex Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Klondex and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Klondex Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Klondex Shareholder.

Binding Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Klondex Shareholder and the Offeror, effective immediately following the Offeror’s take-up of the Klondex Shares deposited by such Klondex Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Klondex Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited under the Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

6.	Extensions, Variations and Changes to the Offer

The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until the Expiry Time, unless the Offer is extended or withdrawn by the Offeror.

Subject to the limitations described below, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to vary the terms of the Offer or extend the Expiry Time, in accordance with applicable laws, by giving notice in writing to the Depositary at its office in Toronto, Ontario. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Klondex Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Silvercorp Shares), the Offeror will give written notice of such change to the Depositary at its office in

Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary (but in no event later than 9:00 a.m. Eastern Time, on the next business day after the previously scheduled Expiry Time), publicly announce the extension, variation or change, provide a copy of the notice thereof to the TSX and the NYSE Amex and, if required by applicable law, cause the Depositary to mail a copy of any such notice to Klondex Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of Klondex. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario.

Where the terms of the Offer are varied, the Offer Period will not expire before ten days after the notice of change or variation has been given to Klondex Shareholders, unless otherwise permitted by applicable law and subject to abridgement or elimination of the Offer Period pursuant to such orders or other forms of relief as may be granted by any Governmental Entity.

During any extension of the Offer, all Klondex Shares previously deposited and not withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer, subject to Section 8 of this Offer, “Right to Withdraw Deposited Klondex Shares”. An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 2 of this Offer, “Conditions of the Offer”.

If, before the Expiry Time, the Offeror in its sole discretion elects to increase the Offered Consideration, such increase will be applicable to all holders whose Klondex Shares is taken up under the Offer.

7.	Changes in Capitalization of Klondex; Liens

If, on or after the date of the Offer, Klondex should divide, combine, reclassify, consolidate, convert or otherwise change any of the Klondex Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of this Offer, “Conditions of the Offer”, subject to compliance with Rules 14d-4(d), 14d-6(c) and 14e-1 under the U.S. Exchange Act, make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor).

Klondex Shares acquired pursuant to the Offer shall be transferred by the Klondex Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Klondex Shares, whether or not separated from the Klondex Shares, but subject to any Klondex Shares being validly withdrawn by or on behalf of a depositing Klondex Shareholder. If, on or after the date of the Offer, Klondex should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Klondex Shares, which is or are payable or distributable to Klondex Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Klondex in respect of Klondex Shares, then the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Klondex Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 20 of the Circular, “Certain United States Federal Income Tax Considerations.”

8.	Right to Withdraw Deposited Klondex Shares

Except as otherwise provided in this Section 8, all deposits of Klondex Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable laws, any Klondex Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Klondex Shareholder:

(a)	at any time before the Klondex Shares have been taken up by the Offeror pursuant to the Offer;

(b)	if the Klondex Shares has not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Klondex Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Silvercorp Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the Offered Consideration offered for the Klondex Shares where the Expiry Time is not extended for more than 10 days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Klondex Shares. Any such notice of withdrawal must (i) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Klondex Shares to be withdrawn; (iii) specify the number of Klondex Shares to be withdrawn, the name of the registered Klondex Shareholder and the certificate number shown on the share certificate(s) representing such Klondex Shares to be withdrawn; and (iv) must be actually received by the Depositary at the place of deposit for the applicable Klondex Shares (or Notice of Guaranteed Delivery in respect thereof). No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered Klondex Shareholder exactly as the name of the registered Klondex Shareholder appears on the certificate representing Klondex Shares deposited with the Letter of Transmittal or if the Klondex Shares was deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Klondex Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

Alternatively, if Klondex Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 5 of this Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Klondex Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

Withdrawals may not be rescinded and any Klondex Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Klondex Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 5 of this Offer, “Manner of Acceptance”.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for the Klondex Shares or is unable to take up or pay for Klondex Shares for any reason, then, without prejudice to the Offeror’s other rights under the Offer, the Depositary may, subject to applicable laws, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Klondex Shares may not be withdrawn except to the extent that depositing Klondex Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable laws.

9.	Return of Deposited Securities

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Klondex Shares than is deposited, certificates for unpurchased Klondex Shares will be returned to the depositing Klondex Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either (i) sending new certificates representing Klondex Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of Klondex Shares deposited by book-entry transfer of such Klondex Shares pursuant to the procedures set forth in Section 5 of this Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, such Klondex Shares will be credited to the depositing Klondex Shareholder’s account maintained with CDS or DTC, as applicable. Certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the Klondex Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Klondex or its transfer agent, as soon as practicable after the termination of the Offer.

10.	Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Klondex Shares was delivered, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of this Offer, “Notice and Delivery”, the deposit of share certificates and any other relevant documents with the Depositary in such circumstance will constitute delivery to the persons entitled thereto and the Klondex Shares will be deemed to have been paid for immediately upon such deposit.

Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with Section 11 of this Offer, “Notice and Delivery”.

11.	Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to registered Klondex Shareholders if it is mailed by prepaid, first class mail to the registered Klondex Shareholders at their respective addresses appearing in the appropriate registers maintained by Klondex in respect of the Klondex Shares and will be deemed, unless otherwise specified by applicable laws, to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Klondex Shareholders and notwithstanding any interruption of mail service in Canada or the United States following mailing. Except as otherwise required or permitted by law, in the event of any interruption of mail service in Canada or the United States, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Klondex Shareholders if (i) it is given to the TSX for dissemination through their facilities, (ii) if it is published once in the National Edition of The Globe and Mail and in a daily newspaper of general circulation in the French language in the City of Montreal, Quebec, or (iii) it is given to the Marketwire News Wire Service and the Dow Jones News Wire Service for dissemination through their facilities.

Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Klondex Shareholders by first class mail, postage prepaid or made available in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of Klondex Shares when such list or listing is received.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12.	Market Purchases

During the term of the Offer, the Offeror does not intend to purchase any Klondex Shares in the market. For this purpose, “Offeror” includes the Offeror and any person acting jointly or in concert with the Offeror. Although the Offeror has no present intention to sell Klondex Shares taken up under the Offer, the Offeror reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Klondex Shares after the Expiry Time.

13.  Other Terms of the Offer

No broker, dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror other than as contained in the Offer and Circular, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or the Depositary for purposes of the Offer.

The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Klondex Shares deposited under the Offer. Any such transfer will not relieve the Offeror of its obligations under the Offer and will not prejudice the rights of Klondex Shareholders depositing Klondex Shares to receive payment for Klondex Shares validly deposited and taken up pursuant to the Offer.

The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction to the courts of the Province of British Columbia.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, is not being made or directed to, nor will deposits of Klondex Shares be accepted from or on behalf of, Klondex Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Klondex Shareholders in any such jurisdiction.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer, the validity of any deposit of Klondex Shares, and the validity of any withdrawals of Klondex Shares.

The Offeror reserves the right to waive any defect in acceptance with respect to any particular Klondex Shares or any particular Klondex Shareholder. There shall be no duty or obligation of Silvercorp, the Depositary or any other person to give notice of any defect or irregularity in the deposit of any Klondex Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

The Offer and the accompanying Circular constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer. Klondex Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated:  June 15, 2009

Silvercorp Metals Inc.

(Signed) Dr. Rui Feng,
Chairman and Chief Executive Officer

CIRCULAR

This Circular is furnished in connection with the Offer dated June 15, 2009 by Silvercorp to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding Klondex Shares, including any Klondex Shares that may become issued and outstanding after the date of the Offer upon the conversion, exchange or exercise of any securities of Klondex that are convertible into or exchangeable or exercisable for Klondex Shares (other than SRP Rights). The terms and provisions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Klondex Shareholders are urged to refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offer are used in the Circular with the same meaning unless the context otherwise requires.

The information concerning Klondex contained in the Offer and this Circular, including information incorporated herein by reference, has been taken from or based upon publicly available documents and records on file with Canadian and United States securities regulatory authorities and other public sources. Although Silvercorp does not have any knowledge that would indicate that any statements contained herein relating to Klondex taken from or based upon such documents and records are inaccurate or incomplete, neither Silvercorp nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Klondex taken from or based upon such documents and records, or for any failure by Klondex to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Silvercorp.

1.	Silvercorp

Silvercorp is governed by the BCBCA and its principal offices and registered and records office are located at Suite 1378 — 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

Silvercorp was formed as Spokane Resources Ltd. pursuant to an amalgamation of Julia Resources Corporation and MacNeill International Industries Inc., under the British Columbia Company Act, on October 31, 1991. By special resolution dated October 5, 2000 Spokane Resources Ltd. consolidated its share capital on a 10:1 basis and altered its Memorandum and Articles of Incorporation by changing its name to “SKN Resources Ltd.” At Silvercorp’s Annual and Special General Meeting held October 20, 2004, the shareholders: (a) approved an increase to Silvercorp’s authorized capital to an unlimited number of common shares and adopted a new set of Articles which were consistent with the provisions of the BCBCA, including the reduction of the majority required to pass a special resolution from 75% to 66 2/3%; and (b) passed a special resolution to change Silvercorp’s name to a name to be determined by the directors of Silvercorp. On May 2, 2005, Silvercorp filed a Notice of Alteration with the Registrar of Companies changing its name from “SKN Resources Ltd.” to “Silvercorp Metals Inc.”

Silvercorp is presently engaged in the acquisition, exploration, and development of silver related mineral properties in China. Silvercorp is China’s largest primary silver producer. Currently, the Company is operating and developing four silver/lead/zinc mines in an area encompassing the Ying project, the HPG project, the TLP project and the LM project (the “Ying Mining District”), all held through its 77.5% and 70% owned Chinese subsidiary companies, respectively. The Company’s other material property, the GC project in Guangdong Province, held through a 95% owned Chinese subsidiary company, has not reached commercial production and is in the exploration stage.

Silvercorp’s strategic vision focuses on the acquisition and selective exploration of projects with significant resource and cash flow potential. Silvercorp develops high-margin operations with reasonable development capital profiles quickly and effectively to generate profits as it continues to explore the full potential of those projects. The cash flow Silvercorp generates from its profitable operations allows it to fund further exploration, resource expansion and production growth.

Silvercorp’s material properties are the Ying project, TLP project, LM project and HPG project located in the Ying Mining District, Henan Province, China and the GC project located in Guangdong Province, China. Information pertaining to the mineral projects of Silvercorp is contained in technical reports, prepared in accordance with NI 43-101. The technical reports are available on the SEDAR website at www.sedar.com.

Silvercorp is a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com. Silvercorp is also an SEC registrant and accordingly files with or furnishes to the SEC certain documents. Silvercorp has filed a Registration Statement on Form F-8 and certain other documents with the SEC in connection with the Offer. Pursuant to Section V(D) of the Form F-8 instructions, the Offeror is exempt from having to file a Tender Offer Statement on Schedule TO to comply with the requirements of the U.S. Exchange Act. The Registration Statement and other documents and information are available at www.sec.gov.

2.	Klondex

Klondex is engaged in the business of exploration and development of mining projects and focuses the majority of its management and financial resources on its most significant asset, the Fire Creek Property (a gold deposit), and to a lesser extent the exploration of its three other gold exploration projects, all located in Nevada, U.S.A.

Klondex is incorporated under the laws of the Province of British Columbia and its corporate administrative office is located at Suite 750 -580 Hornby Street, Vancouver, B.C., V6C 3B6. The telephone number for its corporate and administrative office is: (604) 638-2373. The Klondex Shares are listed and posted for trading on the TSX under the symbol “KDX” and traded OTC under the symbol “KLNDF”.

Klondex is a reporting issuer or the equivalent in British Columbia, Alberta and Ontario and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com.

3.	Background

Silvercorp’s management regularly reviews the activities of other exploration and mining companies for the purpose of identifying and investigating prospective assets that would be complementary to, and consistent with, Silvercorp’s strategic vision. During the second half of 2008 and early 2009, Silvercorp’s board of directors determined that there may be an opportunity for Silvercorp to repeat its past successes by applying its expertise in permitting, developing and operating narrow-vein, underground silver deposits to narrow-vein, underground gold deposits. In addition, the board of directors determined that considering suitable assets outside of China could provide Silvercorp with further asset diversification and a broader set of acquisition opportunities. During the first half of 2009, Silvercorp identified Klondex’s Fire Creek Property as a potential target of interest given that it satisfied all of these objectives, and was a project that Silvercorp’s management team could put into production in a cost-effective and timely manner with its existing management and cash resources. As a result, Silvercorp commenced a due diligence process on Klondex and the Fire Creek Property, based on public information.

In April 2009, Dr. Rui Feng, Chairman and Chief Executive Officer of Silvercorp, approached Mr. William Solloway, President of Klondex, to discuss a possible business combination between Silvercorp and Klondex (a “Business Combination”). Mr. Solloway indicated that he was not interested in pursuing discussions or in permitting Silvercorp to undertake a review of Klondex’s assets at that time.

Notwithstanding Mr. Solloway’s initial refusal to pursue the matter, between late April 2009 and early June 2009 Dr. Feng and Mr. Solloway engaged in periodic discussions. Although Mr. Solloway continued to indicate that he was not interested in discussing a Business Combination, he acknowledged Klondex’s need for financing and in early April 2009 offered Silvercorp, through correspondence with Dr. Feng, the opportunity to make a Cdn.$6,000,000 private placement investment in Klondex at a price of Cdn.$0.85 per unit, each unit consisting of one common share and one share purchase warrant. Although Dr. Feng’s ultimate objective was a Business Combination as opposed to a private placement, he agreed to complete the private placement on the reasoning that an equity position in Klondex would be a first step toward building a broader relationship with Klondex.

Although the material terms of the private placement were agreed between Dr. Feng and Mr. Solloway, Klondex did not respond to Silvercorp’s repeated requests to complete the transaction.

After Silvercorp was unable to complete the agreed upon private placement the board of directors of Silvercorp instructed management to consider alternative strategies to engage Klondex regarding a Business Combination. In late May 2009 Silvercorp instructed Canadian and U.S. legal counsel to undertake additional due diligence investigations on Klondex and the Fire Creek Property and engaged BMO Capital Markets to provide strategic and financial advice regarding a potential unsolicited offer for Klondex.

On June 3, 2009, the board of directors of Silvercorp received an update from management and its financial and legal advisors regarding the potential terms for a Business Combination with Klondex and alternative approach strategies to engage Klondex. The board of directors of Silvercorp authorized management to propose a Business Combination to Klondex in the form of a written proposal, pursuant to which Silvercorp would offer to purchase all of the Klondex Shares for the Offered Consideration. Failing agreement between Silvercorp and Klondex on this proposal, the board authorized management to publicly announce Silvercorp’s intention to make the Offer.

During the evening of Friday, June 5, 2009, Dr. Feng personally delivered to Mr. Solloway a letter setting forth the proposal and including the terms of the Offer. Dr. Feng and Mr. Solloway had a cordial discussion regarding the terms of the Offer and Silvercorp’s plans for the development of the Fire Creek Property. Dr. Feng advised that his management team and advisors were available to discuss the Offer at any time and were prepared to work to settle the terms of an agreement over the weekend. Dr. Feng also advised that if an agreement could not be reached by the end of the day on Sunday, June 7, 2009, Silvercorp intended to announce to the market, before the start of trading on June 8, 2009, Silvercorp’s intention to make the Offer directly to all Klondex Shareholders.

On June 7, 2009, Dr. Feng received an email from Mr. Solloway addressed to the board of directors of Silvercorp indicating that the earliest that Mr. Solloway was able to convene a meeting of Klondex’s Board of Directors to review Silvercorp’s proposal was June 8, 2009. Later in the evening of June 7, 2009, Dr. Feng advised Mr. Solloway by telephone and in writing that, for various reasons, including the unusual trading activity in Klondex Shares on June 5, 2009, Silvercorp was compelled to announce its intention to make the Offer on June 8, 2009, as planned.

On June 8, 2009, prior to the opening of trading on the TSX and NYSE Amex, Silvercorp announced its intention to make the Offer.

4.	Benefits of the Offer

Silvercorp believes that Klondex Shareholders will enjoy the following significant benefits from the Offer:

•	Significant premium to market price. On June 5, 2009, the last trading day prior to the date on which Silvercorp announced its intention to make the Offer, the closing price of the Klondex Shares listed on the TSX was Cdn.$1.37. The volume-weighted average price of the Klondex Shares on the TSX for the 20 trading days ended June 5, 2009 was Cdn.$1.13. Based on the closing price of the Silvercorp Shares on the TSX on June 5, 2009, the Offer represents a premium of approximately 59% over the closing price of the Klondex Shares on the TSX on the same date. Based on the volume-weighted average price of the Silvercorp Shares on the TSX for the 20 trading days ended June 5, 2009, the Offer represents a premium of approximately 63% over the volume-weighted average price of the Klondex Shares on the TSX for the same period.

•	Exposure to a diverse portfolio of assets. Klondex Shareholders will benefit from ongoing exposure to the potential of the Fire Creek Property and the opportunity to participate in Silvercorp’s current and future success. Klondex Shareholders will continue to participate in any increase in value of the Fire Creek Property by holding approximately 9% of the outstanding Silvercorp Shares following the successful completion of the Offer and Subsequent Acquisition Transaction or Compulsory Acquisition, if applicable. In addition, the Combined Company will provide Klondex Shareholders with exposure to Silvercorp’s four currently operating high-margin mines (the Ying project, TLP project, LM project and HPG project in China), one near-term development project (the GC project) and prospective land positions near Silvercorp’s existing projects.

•	Accelerated development of Fire Creek through a dedicated team with a proven track record of successfully permitting, developing and operating narrow-vein, underground mines. Silvercorp has successfully commissioned four narrow-vein, underground mines (the Ying project, TLP project, LM project and HPG project in China), in a cost effective and timely manner. Silvercorp has the necessary management resources available to dedicate a team of professionals to advancing the Fire Creek Property on an expedited basis, while at the same time continuing to advance Silvercorp’s existing near-term development project (the GC project).

•	Strong financial position. Based on the unaudited pro forma financial statements of both companies as at March 31, 2009, the Combined Company would have a pro forma net cash and short-term investments position of approximately $70.9 million as at March 31, 2009, and no long-term debt. Silvercorp is forecasting fiscal 2010 silver production of approximately 4.65 to 5.05 million ounces with projected gross profit margins between 55% and 60%, resulting in expected cash flows from operations of $35 million to $40 million. The Combined Company will have the financial strength to continue to advance the Fire Creek Property and Silvercorp’s existing near-term development project (the GC project).

•	Significantly enhanced liquidity for Klondex Shareholders. Silvercorp’s combined average daily trading volume on the TSX and the NYSE Amex has been approximately 0.7 million Silvercorp Shares per day over the 3 months ended June 5, 2009, having an approximate aggregate average daily value of Cdn.$2.4 million. Klondex’s average daily trading volume has been approximately 41.2 thousand Klondex Shares per day having an approximate aggregate average daily value of Cdn.$39.1 thousand over the same period. Klondex Shareholders will benefit from Silvercorp’s significantly greater trading liquidity.

•	Improved capital market presence and access to equity research coverage. On June 5, 2009, Silvercorp had a basic market capitalization of Cdn.$704.5 million versus Klondex’s basic market capitalization of Cdn.$36.6 million. Silvercorp is currently the subject of equity research coverage from four research analysts. Klondex has no research coverage. Silvercorp’s Shares are included as a component of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index. Klondex is not included in any significant market indices.

•	Tax efficient structure. The Offer has been structured so that it will allow certain Klondex Shareholders who tender to the Offer to do so on a tax efficient basis. Canadian resident Klondex Shareholders may receive Silvercorp Shares on a tax-deferred basis. If the Offer constitutes a qualified reorganization for U.S. federal income tax purposes, U.S. resident Klondex Shareholders may also receive Silvercorp Shares on a tax-deferred basis. See “Certain United States Federal Income Tax Considerations”.

5.	Purpose of the Offer and Silvercorp’s Plans for Klondex

Purpose of the Offer

The purpose of the Offer is to enable Silvercorp to acquire all of the Klondex Shares. If, within four months after the date of the Offer, at least 90% of the issued and outstanding Klondex Shares not held by, or by a nominee for, Silvercorp or its affiliates are validly tendered pursuant to the Offer, the conditions of the Offer are satisfied or waived and Silvercorp takes up and pays for the Klondex Shares validly deposited under the Offer, Silvercorp intends, subject to compliance with all applicable laws, to undertake a Compulsory Acquisition to acquire all of the Klondex Shares not deposited under the Offer.

If Silvercorp is not entitled to effect a Compulsory Acquisition, Silvercorp intends to acquire the remaining Klondex Shares pursuant to a Subsequent Acquisition Transaction, for consideration per Klondex Shares equal in value to and in the same form as the Offered Consideration. In calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Silvercorp Share shall be deemed to be at least equal in value to each Silvercorp Share offered under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Klondex Shares acquired by the Offeror pursuant to the Offer. Although Silvercorp intends to propose a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in Silvercorp’s ability to effect such a transaction, information subsequently obtained by Silvercorp, changes in general economic or market conditions or in the business of Klondex, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Silvercorp reserves the right not to propose a Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described herein.

See Section 10 of this Circular, “Acquisition of Klondex Shares Not Deposited Under the Offer”.

Plans for Silvercorp and Klondex Following the Completion of the Offer

If the Offer is accepted and Silvercorp acquires all of the outstanding Klondex Shares, Silvercorp intends to: (a) continue mining, development and exploration of its Ying, TLP, HPG and LM mines; (b) continue to apply for a mining permit and advance the GC property towards production; and (c) expedite the development of the Fire Creek Property towards production. Silvercorp also expects to conduct a review of Klondex and its assets, operations, management and personnel to determine the changes necessary to integrate the operations and management of Klondex into the operations and management of Silvercorp as soon as possible after the Offer has completed. It is anticipated that the current management of Silvercorp will manage Klondex in place of Klondex’s current management and that the Klondex Board of Directors will be replaced by nominees of Silvercorp. If permitted by applicable law, subsequent to completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, Silvercorp intends to apply to delist the Klondex Shares from the TSX.

Treatment of Klondex Options and Klondex Warrants

The Offer is made only for Klondex Shares and is not made for any Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares (other than the SRP Rights). Any holder of such Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares (other than the SRP Rights) who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, exchange or convert their Klondex Options, Klondex Warrants or other rights (other than the SRP Rights) in order to obtain certificates representing Klondex Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Klondex Shares available for deposit prior to the Expiry Date in accordance with the procedures referred to in Section 5 of the Offer, “Manner of Acceptance — Letter of Transmittal” or in sufficient time to fully comply with the procedures referred to in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If any holder of Klondex Options, Klondex Warrants or other securities of Klondex that are convertible into or exchangeable or exercisable for Klondex Shares does not exercise, exchange or convert such Klondex Options, Klondex Warrants or other convertible, exchangeable or exercisable securities before the Expiry Time, such Klondex Options, Klondex Warrants or other convertible, exchangeable or exercisable securities will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction a Klondex Option or Klondex Warrant will become an option, warrant or right to acquire a number of Silvercorp Shares based on the exchange ratio of a Klondex Share for the Offered Consideration, as determined in accordance with terms of the Klondex Option, Klondex Warrant or other convertible, exchangeable or exercisable securities.

See Section 10 of this Circular, “Acquisition of Klondex Shares Not Deposited Under the Offer”.

The tax consequences to holders of Klondex Options and Klondex Warrants of exercising or not exercising their Klondex Options and Klondex Warrants are not described in this Circular. Holders of Klondex Options and Klondex Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Klondex Options and Klondex Warrants.

6.	Risk Factors Related to the Offer

The combination of the businesses of Silvercorp and Klondex is subject to certain risks and uncertainties, including without limitation those set out in this Section 6. Additional risks and uncertainties relating to Silvercorp are discussed or referred to in the Annual Information Form and the management’s discussion and analysis for Silvercorp incorporated by reference herein and available on SEDAR at www.sedar.com. Additional risks and uncertainties relating to Klondex are discussed or referred to in the documents filed by Klondex with the Canadian securities regulatory authorities available on SEDAR at www.sedar.com.

The Silvercorp Shares issued in connection with the Offer may have a market value different than expected

Silvercorp is offering to purchase Klondex Shares on the basis of 0.50 of a Silvercorp Share for each Klondex Share. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Silvercorp Shares, the market values of the Silvercorp Shares and the Klondex Shares at the time of the take up of the Klondex Shares under the Offer may vary significantly from the values at the date of the Offer and Circular or the date that Klondex Shareholders tender their Klondex Shares. If the market price of Silvercorp Shares declines, the value of the consideration received by Klondex Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Silvercorp, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market, social and economic conditions, political changes, commodity price changes and other factors over which Silvercorp has no control. In addition, currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer and Circular or the date that non-Canadian Klondex Shareholders tender their Klondex Shares. These changes may significantly affect the value of the consideration received for tendered Klondex Shares by non-Canadian Klondex Shareholders.

Silvercorp has not verified the reliability of the information regarding Klondex included in, or which may have been omitted from, the Offer and Circular

Silvercorp has relied exclusively upon publicly available information and records on file of Klondex in connection with the information provided herein. All historical information regarding Klondex contained in the Offer and Circular, including all Klondex financial information and all pro forma financial information reflecting the pro forma effects of a combination of Klondex and Silvercorp which are derived in part from Klondex’s financial information, has been derived from Klondex’s publicly available information. Klondex has not filed on SEDAR or otherwise publicly disclosed certain of its contracts which may objectively be considered material, including any contracts related to the Fire Creek Property. Accordingly, any inaccuracy or material omission in Klondex’s publicly available information, including the information about or relating to Klondex and its business, prospects, condition (financial and otherwise) and assets contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans or prospects of the Combined Company or its business, assets, results of operations and condition (financial or otherwise).

If the Offer is successful, Silvercorp may not realize the benefits of the Fire Creek Property

If the Offer is successful, as part of its strategy, Silvercorp will seek to expedite the development of the Fire Creek Property towards production. However, the level of capital and operating costs necessary to bring development projects such as the Fire Creek Property into production, which are used in establishing mineral reserve and mineral resource estimates for obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainty. The actual results of the development of the Fire Creek Property could differ from current estimates and assumptions, and these differences could be material.

Silvercorp is also relying on the technical information regarding the Fire Creek Property in Klondex’s public filings. Silvercorp has not been able to assess the accuracy or otherwise verify the mineral reserves and mineral resources estimates at the Fire Creek Property contained in any technical report prepared for Klondex or in Klondex’s other public filings. In addition, neither Silvercorp nor Klondex have completed a feasibility study with respect to the Fire Creek Property.

Change of control provisions in Klondex’s agreements triggered upon the acquisition of Klondex may lead to adverse consequences

Silvercorp will hold Klondex Shares representing a majority of the voting rights of Klondex if the Offer is successful. Although none are disclosed in Klondex’s public filings, Klondex may be a party to agreements or arrangements that contain change of control provisions that may be triggered following completion of the Offer. The operation of any such change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Klondex’s results of operations and financial condition and the business, prospects, assets, results of operations and condition (financial or otherwise) of the Combined Company.

The integration of Silvercorp and Klondex may not occur as planned

The anticipated benefits of the Offer will depend in part on whether the properties, assets, operations, systems, management and cultures of each of Klondex and Silvercorp can be integrated in an efficient and effective manner, the timing and manner of completion of any Subsequent Acquisition Transaction or Compulsory Acquisition and whether the expected bases or sources of synergies do in fact produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the Combined Company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of properties and assets, systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the Combined Company, or that the integration of the two companies’ properties, assets, operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized commodity prices. If actual prices fall below such assumed prices, the synergies to be realized could be adversely affected.

The market and listing for Klondex Shares may be affected if Silvercorp takes up any Klondex Shares

The purchase of any Klondex Shares by Silvercorp under the Offer will reduce the number of Klondex Shares that might otherwise trade publicly, as well as the number of Klondex Shareholders, and, depending on the number of Klondex Shareholders depositing and the number of Klondex Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Klondex Shares held by the public. After the purchase of the Klondex Shares under the Offer, it may be possible for Klondex to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada and in any other jurisdiction in which there is an insignificant number of Klondex Shareholders. See Section 16 of this Circular, “Effect of the Offer on the Market for and Listing of Klondex Shares.”

The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Klondex Shares from the TSX. Among such criteria are the number of Klondex Shareholders, the number and aggregate market value of shares publicly held. Depending on the number of Klondex Shares purchased under the Offer, it is possible that the Klondex Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Klondex Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Klondex Shares. Additionally, to the extent permitted under applicable laws and TSX rules, Silvercorp intends to cause Klondex to apply to delist the Klondex Shares from the TSX as soon as practicable after the completion of the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction. If the Klondex Shares are delisted and Klondex ceases to be a “public corporation” for the purposes of the Tax Act, the Klondex Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts. Delisting can also have adverse tax consequences to non-resident Klondex Shareholders of the Klondex Shares, as described in Section 19 of this Circular, “Certain Canadian Federal Income Tax Considerations”.

After the consummation of the Offer, Klondex would become a majority-owned subsidiary of Silvercorp and Silvercorp’s interests could differ from those of the Klondex Shareholders

After the consummation of the Offer, Silvercorp may, depending on the number of Klondex Shares taken up by Silvercorp under the Offer, have the power to elect the directors, appoint new management, or approve certain actions requiring the approval of Klondex Shareholders, including adopting certain amendments to Klondex’s constating documents and approving mergers or sales of Klondex’s assets. In particular, after the consummation of the Offer, Silvercorp may integrate Klondex and Silvercorp, by amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction for the purpose of enabling Silvercorp or an affiliate of Silvercorp to acquire all Klondex Shares not acquired pursuant to the Offer. In any of these contexts, Silvercorp’s interests with respect to Klondex may differ from those of any remaining minority Klondex Shareholders who do not deposit their Klondex Shares.

The acquisition of Klondex by Silvercorp may not be successfully completed without the possibility of Klondex Shareholders exercising dissent and appraisal rights in connection with a Subsequent Acquisition Transaction

In order for Silvercorp to acquire all of the issued and outstanding Klondex Shares, it may be necessary, following the completion of the Offer, to effect a Subsequent Acquisition Transaction. A Subsequent Acquisition Transaction may result in Klondex Shareholders having the right to dissent and demand payment of the fair value of their Klondex Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Klondex Shareholders for their Klondex Shares. A court may determine that the fair value to be paid to dissenting shareholders is an amount greater than the Offer Consideration. There is no assurance that a Subsequent Acquisition Transaction can be completed without Klondex Shareholders exercising dissent rights in respect of a substantial number of Klondex Shares, which could result in the requirement to make a substantial cash or similar payment that could have an adverse effect on Silvercorp’s financial position and liquidity.

The acquisition of Klondex by Silvercorp may fail to qualify as a reorganization, resulting in recognition by U.S. Holders of taxable gain or loss in respect of the Klondex Shares exchanged.

If the exchange of Klondex Shares for Silvercorp shares fails to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, U.S. Holders generally would recognize gain or loss on Klondex Shares surrendered in an amount equal to the difference between the adjusted tax basis in those shares and the fair market value of Silvercorp Shares received in exchange for such Klondex Shares. See Section 20 of this Circular, “Certain United States Federal Income Tax Considerations”.

The Offer is conditional upon, among other things, the receipt of any consents and approvals from governments, if required

The Offer is conditional upon, among other things, Silvercorp having obtained any government or regulatory approvals, consents and clearances necessary or deemed advisable by Silvercorp including, without limitation, those under applicable competition, merger control, antitrust or other similar laws, if any. See Section 2 of the Offer, “Conditions of the Offer”. Based upon an examination of publicly available information relating to the business of Klondex, Silvercorp does not expect the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, to give rise to material competition/antitrust concerns or other regulatory consents or approvals, however, Silvercorp cannot be assured that no such concerns will arise or consents or approvals will be required and, if required, a substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, assets, condition (financial or otherwise) or results of operations of Silvercorp.

See Section 17 of this Circular, “Regulatory Matters”.

Silvercorp and Klondex are subject to a broad range of environmental laws and regulations in the jurisdictions in which they operate, and if the business combination is successful, Silvercorp may be exposed to increased environmental costs and liabilities given the operations of Klondex

Each of Silvercorp and Klondex is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Silvercorp has established reserves in respect of possible future environmental reclamation and related liabilities. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out compliance on certain sites not initially included in remediation in progress, and the potential liability of each of Silvercorp and Klondex to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on the Combined Company’s business, assets, financial position and results of operations.

Klondex Shareholders will realize dilution of their interest

As a result of the issuance of Silvercorp Shares under the Offer, the Klondex Shareholders’ ownership interest in the Combined Company will be diluted, relative to their current ownership interest in Klondex.

See Section 9 of this Circular, “Information About Klondex — Share Capital of Klondex”.

The issuance of a significant number of Silvercorp Shares and the potential resale of a significant number of such shares on the TSX or NYSE Amex could adversely affect the market price of Silvercorp Shares after the take up of Klondex Shares under the Offer

If all of the Klondex Shares are tendered to the Offer, a significant number of additional Silvercorp Shares will be available for trading in the public market. Such sales may adversely affect the market price of Silvercorp Shares. Moreover, the overall increase in the number of Silvercorp Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Silvercorp Shares. The perceived risk of a substantial sale of Silvercorp Shares, as well as any actual sales of such Silvercorp Shares in the public market, could adversely affect the market price of the Silvercorp Shares.

Nature of the Silvercorp Shares

The Silvercorp Shares involve a high degree of risk and should be acquired only by investors whose financial resources are sufficient to enable them to assume such risks. The Silvercorp Shares should not be acquired by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in Silvercorp Shares should not constitute a major portion of an investor’s portfolio.

Price and volatility of public stock

The market price of securities of Silvercorp has experienced wide fluctuations which may not necessarily be related to the operating performance, underlying asset values or prospects of Silvercorp. It may be anticipated that any market for Silvercorp Shares will be subject to market trends generally and the value of Silvercorp Shares on the TSX and NYSE Amex may be affected by such volatility.

The enforcement of shareholder rights by Klondex Shareholders resident in the United States may be adversely affected by the combination of Klondex and Silvercorp

The enforcement by Klondex Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Silvercorp and Klondex are incorporated under the laws of the Province of British

Columbia, Canada, and that some of both of Silvercorp’s and Klondex’s officers and directors are residents of Canada, the Information Agent and Depositary, as well as some or all of the experts named in this Offer and Circular, are residents of countries other than the United States, and that all or a substantial portion of the assets of Silvercorp and of the above mentioned persons may be located outside of the United States. You may not be able to sue Silvercorp or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Silvercorp, or its respective affiliates to subject themselves to a US court’s judgment.

Silvercorp and Klondex are currently dependent upon their exploration, development and production properties in China and Nevada and any adverse condition affecting those properties or their interests, licenses and permits relating thereto may have a material adverse effect on each company, their respective businesses, prospects, assets, results of operations and condition (financial or otherwise) and the business, prospects, assets, results of operations and condition (financial or otherwise) of the Combined Company

Silvercorp’s exploration, development and production activities in China and Klondex’s exploration and development activities in Nevada, currently account for all or a majority of each company’s respective assets. Any adverse condition affecting exploration, development, drilling or mining conditions in China or Nevada could be expected to have a material adverse effect on Silvercorp and Klondex, as applicable, the Combined Company, and the business, assets, prospects, results of operations and condition (financial or otherwise) of the Combined Company. There can be no assurance that Silvercorp’s or Klondex’s exploration and development programs at their respective properties will result in any economically viable mining operations or yield mineral reserves or that the combination of their properties will be successful and result in the anticipated synergies and cost savings. Silvercorp holds mineral interests in China that may be adversely affected in varying degrees by political instability, laws relating to the mining industry and foreign investment therein, and the policies of other nations in respect of China. Any changes in laws or shifts in political or social conditions are beyond Silvercorp’s control and may adversely affect its business, the business of Klondex or the business of the Combined Company. The operations of Silvercorp, Klondex and the Combined Company may be adversely affected in varying degrees by government laws, including those with respect to restrictions on foreign ownership, production, price controls, export controls, income taxes, expropriation of property, the strategic importance of mineral properties in China, employment, land use, water use, environmental legislation, land reclamation and mine safety. The operations of Silvercorp, Klondex and the Combined Company may also be adversely affected in varying degrees by economic and political instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, risk of corruption including violations under United States and Canadian foreign corrupt practices statutes, fluctuations in currency exchange rates and high inflation. These and other risks and uncertainties are described in greater detail in Silvercorp’s Annual Information Form available on SEDAR at www.sedar.com, which risks and uncertainties may also impact Klondex and its business and assets and the business, assets, results of operations, prospects and condition (financial or otherwise) of the Combined Company.

Additional Risk Factors

In assessing the Offer, Klondex Shareholders should also carefully review the risks and uncertainties described in Silvercorp’s Annual Information Form and its management’s discussion and analyses incorporated by reference herein and filed with certain Canadian securities regulatory authorities. In addition, Klondex may be subject to risks and uncertainties that may or may not be applicable or material to Silvercorp at the present time, but that may apply to the Combined Company. Risk factors relating to Klondex can be found in Klondex’s most recent management’s discussion and analysis and annual information form filed with certain Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

7.	Summary Historical and Unaudited Pro Forma Consolidated Financial Information

The table set out below include a summary of (i) Silvercorp’s historical consolidated financial information as at and for the fiscal years ended March 31, 2009, 2008 and 2007 in Canadian GAAP and (ii) unaudited pro forma consolidated financial information for Silvercorp as at and for the fiscal year ended March 31, 2009 in Canadian GAAP, after giving effect to Silvercorp’s acquisition of all of the Klondex Shares pursuant to the Offer (assuming the exercise of Klondex Options and Klondex Warrants that are “in-the-money”). The historical financial information of Silvercorp as at and for the fiscal years ended March 31, 2009, 2008 and 2007 has been derived from Silvercorp’s audited consolidated financial statements, which can be found on SEDAR at www.sedar.com. The historical financial information for Klondex as at and for the fiscal years ended December 31, 2008 and 2007 has been derived from Klondex’s audited and unaudited consolidated financial statements, which can be found on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma consolidated financial statements attached as Schedule “A” hereto for information as to how the pro forma consolidated financial statements were derived.

The summary unaudited pro forma consolidated financial statement information for Silvercorp gives effect to the proposed acquisition of Klondex as if such had occurred as at March 31, 2009 for the purposes of the pro forma consolidated balance sheet information, and as at April 1, 2008 for the purposes of the pro forma consolidated statements of operations for the fiscal year ended March 31, 2009. In preparing the unaudited pro forma consolidated financial statement information, management of Silvercorp has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Silvercorp and Klondex due to the limited publicly available information of Klondex. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Silvercorp and accompanying notes attached as Schedule “A” to the Offer and Circular.

Summary of Historical and Unaudited Financial Information of Silvercorp

				Pro Forma
	As at and for the			As at and for the
	years ended March 31,			year ended March 31,
	2009	2008	2007	2009
	(All dollar amounts are in US000s’,
	except per share amounts)

Consolidated Statement Operations
Revenue	83,523	108,363	39,777	83,523
Income (loss) before taxes	(16,934)	60,488	23,449	(18,016)
Net income (loss)	(15,997)	59,937	22,023	(17,079)
Net income (loss) per share — basic	(0.11)	0.41	0.15	(0.10)
Net income (loss) per share — diluted	(0.11)	0.40	0.15	(0.10)
Consolidated Balance Sheets
Assets	205,202	190,267	94,151	288,338
Liabilities	45,146	30,010	9,665	65,616
Non-controlling interests	7,610	11,265	6,948	7,610
Shareholders’ equity	152,446	148,992	77,538	215,112

8.	Information About Silvercorp

Authorized and Outstanding Share Capital

Silvercorp is authorized to issue an unlimited number of Silvercorp Shares. As at June 12, 2009, there were 161,587,001 Silvercorp Shares issued and outstanding. There are no limitations contained in the articles of Silvercorp on the ability of a person who is not a Canadian resident to hold Silvercorp Shares or exercise the voting rights associated with Silvercorp Shares. A summary of the rights of the Silvercorp Shares is set forth below.

Dividends

Holders of Silvercorp Shares are entitled to receive dividends when, as and if declared by the board of directors of Silvercorp out of funds legally available therefor. The BCBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is or would, after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

Liquidation

In the event of the dissolution, liquidation, or winding up of Silvercorp, holders of Silvercorp Shares are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Silvercorp’s indebtedness.

Voting

Holders of Silvercorp Shares are entitled to one vote for each share on all matters voted on by Silvercorp Shareholders, including the election of directors.

Prior Sales

For the twelve month period prior to the date of this Offer and Circular, Silvercorp has issued the Silvercorp shares and the securities convertible into Silvercorp Shares listed in the table set forth below:

		Number	Cdn$ Price
Date	Description	of shares	per share
11-Mar-09	Shares issued in public offering	10,000,000	3.10

	Total	10,000,000

Price Range and Trading Volumes of Silvercorp Shares

The following table sets forth the high and low closing sale prices and aggregate volume of trading for the Silvercorp Shares as reported on the TSX for the periods indicated:

Month	High (Cdn$)	Low (Cdn$)	Volume

2008
June	7.85	5.42	11,083,858
July	6.24	4.60	14,095,457
August	4.95	3.07	15,056,177
September	4.45	2.38	14,801,400
October	3.26	1.73	11,844,850
November	2.99	1.19	10,385,344
December	3.00	1.41	8,801,725
2009
January	2.93	1.94	8,350,323
February	3.88	2.61	15,491,842
March	2.89	2.53	13,572,360
April	3.01	2.52	8,539,735
May	3.55	2.89	14,144,418
June (1(st) to 12(th))	4.36	3.55	16,751,270

The following table sets forth the high and low closing sale prices and the aggregate volume of trading for the Silvercorp Shares as reported on the NYSE Amex since the Silvercorp Shares began trading on the NYSE Amex on February 17, 2009:

Month	High ($)	Low ($)	Volume

2009
February (17(th) to 28(th))	2.98	2.08	502,300
March	2.49	2.00	501,600
April	2.43	2.09	355,000
May	3.28	2.40	892,800
June (1(st) to 12(th))	3.89	3.23	1,357,600

Silvercorp announced its intention to make the Offer on June 8, 2009. On June 5, 2009, the last trading day prior to such announcement, the closing price of the Silvercorp Shares on the TSX was Cdn.$4.36 and on the NYSE Amex was $3.86. The volume-weighted average price of the Silvercorp Shares for the 20 trading days ending on June 5, 2009 was Cdn.$3.67 on the TSX.

Pro Forma Silvercorp Common Shares Outstanding and Ownership

	Number of		% Upon
	Silvercorp		Completion of
	Common Shares		the Offer

Silvercorp Shares Outstanding
Existing Silvercorp Shareholders (as of June 12, 2009)	161,587,001		91%
Existing Klondex Shareholders (as of June 5, 2009)	16,082,402	(1)	9%
TOTAL:	177,669,403		100.0%

(1)	Assumes that none of the outstanding Klondex Options or Klondex Warrants are exercised, except for Klondex Options and Klondex Warrants that are “in-the-money”.

Consolidated Capitalization

The following table sets forth Silvercorp’s consolidated capitalization as at March 31, 2009, adjusted to give effect to any material changes in the share capital of Silvercorp since March 31, 2009, the date of Silvercorp’s most recent audited consolidated financial statements, and further adjusted to give effect to the Offer. The table should be read in conjunction with the pro forma consolidated financial statements and notes attached hereto, and the audited consolidated financial statements of Silvercorp as at and for the year ended March 31, 2009 including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Offer and Circular.

As at
March 31, 2009
	As at	After Giving Effect
	March 31, 2009	to the Offer(1)(2)
(All amounts in $)

Silvercorp Shares	$136 million	$198 million
(Authorized — unlimited)	161,587,001 shares	177,669,403 shares
Cash and Cash Equivalents and Short Term Investments	$65.4 million	$70.9 million
Total Debt	$ nil	$ nil

(1)	Assumes that none of the outstanding Klondex Option and Klondex Warrants are exercised, except for Klondex Options and Klondex Warrants that are “in-the-money”.

(2)	Calculated based on the Cdn.$/U.S.$ exchange rate.

Silvercorp Documents Incorporated by Reference and Further Information

The following documents of Silvercorp are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the annual information form for the fiscal year ended March 31, 2009 (the “Annual Information Form”) dated June 5, 2009;

(b)	the audited consolidated balance sheets as at March 31, 2009 and 2008 and the consolidated statements of operations, comprehensive income (loss), cash flows and shareholders’ equity for each of the years in the three-year period ended March 31, 2009, together with the report of independent auditors thereon and the notes thereto;

(c)	management’s discussion and analysis of financial condition and results of operations of for the financial year ended March 31, 2009;

(d)	the management information circular dated August 22, 2008 in connection with the Silvercorp’s annual general meeting of shareholders held September 26, 2008; and

(e)	the material change report dated June 8, 2009 announcing Silvercorp’s intention to make the Offer.

Any documents of Silvercorp of the type referred to above (excluding confidential material change reports) filed by Silvercorp with a securities regulatory authority in Canada on or after the date of this Offer and Circular and prior to the Expiry Time will be deemed to be incorporated by reference into this Circular and will be incorporated into the Registration Statement on Form F-8 of which this Offer and Circular forms a part, by amendment.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated herein by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia. Copies of the documents incorporated by reference in the Circular regarding Silvercorp may be obtained on request without charge from the Corporate Secretary, Silvercorp Metals Inc., Suite 1378 — 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone: (604-669-9397). Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com. Information contained in or otherwise accessed through Silvercorp’s website, www.silvercorp.ca, or any other website does not form part of this Offer and Circular.

9.	Information About Klondex

The following information regarding Klondex has been obtained from publicly available information and although believed to be accurate, has not been independently verified by Silvercorp.

Share Capital of Klondex

Klondex is authorized to issue an unlimited number of common shares without par value. Based on publicly available information, Silvercorp believes that, as at June 5, 2009, there were 26,719,804 Klondex Shares issued and outstanding. Klondex Shareholders are entitled to receive notice of and attend all meetings of Klondex Shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Klondex Shareholders are entitled to dividends if, as and when declared by the Klondex Board of Directors of Klondex. Klondex Shareholders are entitled upon liquidation, dissolution or winding up of Klondex to receive the remaining assets of Klondex available for distribution to Klondex Shareholders. Klondex Shares include associated SRP Rights under Klondex’s Shareholder Rights Plan.

Price Range and Trading Volume of Klondex Shares

The Klondex Shares are listed and posted for trading on the TSX, its principal trading market, under the symbol “KDX”. The following tables set forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the Klondex Shares on the TSX.

	Klondex Shares on the TSX
	High	Low	Close	Volume
	(Cdn$)	(Cdn$)	(Cdn$)	(#)

2008
January	2.45	2.06	2.36	947,934
February	2.44	2.13	2.32	531,565
March	2.40	1.97	2.08	576,493
April	2.10	1.68	1.73	953,688
May	1.71	1.44	1.48	652,825
June	1.73	1.44	1.70	362,135
July	1.70	1.21	1.23	322,306
August	1.30	1.05	1.17	262,783
September	1.20	0.80	0.87	644,866
October	0.95	0.30	0.87	1,314,901
November	0.92	0.50	0.65	183,600
December	0.86	0.45	0.78	1,105,588
2009
January	0.93	0.69	0.85	194,818
February	0.81	0.69	0.70	201,097
March	0.79	0.55	0.75	464,076
April	1.00	0.76	0.98	1,242,728
May	1.15	0.90	1.15	610,525
June (1(st) to 12(th))	1.95	1.09	1.90	6,739,023

Silvercorp announced its intention to make the Offer on June 8, 2009. On June 5, 2009, the last trading day prior to such announcement, the closing price of the Klondex Shares on the TSX was Cdn.$1.37. The volume weighted average price of the Klondex Shares on the TSX for the 20 trading days ending on June 5, 2009 was Cdn.$1.13.

10.	Acquisition of Klondex Shares Not Deposited Under the Offer

It is the Offeror’s intention that, if it takes up and pays for Klondex Shares deposited under the Offer, it will enter into one or more transactions to enable Silvercorp or an affiliate of Silvercorp to acquire all Klondex Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by Klondex Shareholders who, in the aggregate, hold not less than 90% of the Klondex Shares to which the Offer relates, other than Klondex Shares held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates, the Offeror intends, subject to compliance with all applicable laws, to acquire (the “Compulsory Acquisition”) all the remaining Klondex Shares on the same terms that the Klondex Shares were acquired pursuant to the Offer, pursuant to the provisions of Section 300 of the BCBCA.

To exercise such statutory right, the Offeror must send notice (the “Offeror’s Notice”) to each holder of Klondex Shares to whom the Offer was made but who did not accept the Offer (each, a “Remaining Klondex Shareholder”) within five months after the date of the Offer that the Offeror wants to acquire such Klondex Shares. If the Offeror’s Notice is sent to a Remaining Klondex Shareholder under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Klondex Shares of that Remaining Klondex Shareholder that were involved in the Offer for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the “Court”) orders otherwise on an application made by the Remaining Klondex Shareholder within two months after the date of the Offeror’s Notice. Pursuant to any such application, the Court may fix the price and terms of payment for the Klondex Shares held by the Remaining Klondex Shareholder and make any such consequential orders and give such directions as the Court considers appropriate. Unless the Court orders otherwise, the Offeror must, not earlier than two months after the date of the Offeror’s Notice, send a copy of the date of the Offeror’s Notice to Klondex and must pay or transfer to Klondex the amount of cash or other consideration representing the price payable by the Offeror for the Klondex Shares that are referred to in the Offeror’s Notice. On receiving the copy of the Offeror’s Notice and the amount of cash or other consideration representing the price payable for the Klondex Shares referred to in the Offeror’s Notice, Klondex will be required to register the Offeror as a Klondex Shareholder with respect to those Klondex Shares. Any such amount received by Klondex for the Klondex Shares must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Klondex, or by a trustee approved by the Court, in trust for the persons entitled to that sum.

Section 300 of the BCBCA also provides that if the Offeror has not sent the Offeror’s Notice to a Remaining Klondex Shareholder within one month after becoming entitled to do so, the Offeror must send a written notice to each Remaining Klondex Shareholder stating that the Remaining Klondex Shareholder, within three months after receiving such notice, may require the Offeror to acquire the Klondex Shares of that Remaining Klondex Shareholder that were involved in the Offer. If the Remaining Klondex Shareholder requires the Offeror to acquire its Klondex Shares in accordance with these provisions, the Offeror must acquire those Klondex Shares for the same price and on the same terms contained in the Offer.

The foregoing is a summary only of the rights of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 300 of the BCBCA. See Section 300 of the BCBCA, a copy of which is attached as Schedule C to this Circular, for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which a Remaining Klondex Shareholder’s rights may be lost or altered. Klondex Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”, for a discussion of the tax consequences to Klondex Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If Silvercorp takes up and pays for Klondex Shares validly deposited under the Offer, Silvercorp intends to take such action as is necessary, including causing a special meeting of Klondex Shareholders to be called, to consider a statutory arrangement involving Klondex and Silvercorp, or a subsidiary of Klondex or an affiliate of Silvercorp, for the purpose of enabling Silvercorp or an affiliate of Silvercorp to acquire all Klondex Shares not acquired pursuant to the Offer (a “Subsequent Acquisition Transaction”). Under such a Subsequent Acquisition Transaction, Klondex may continue as a separate subsidiary of Silvercorp following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Klondex Shares acquired pursuant to the Offer. If Silvercorp takes up and pays for 66 2/3% of the Klondex Shares issued and outstanding on a fully-diluted basis, under the Offer, Silvercorp will own sufficient Klondex Shares to effect a Subsequent Acquisition Transaction. Silvercorp reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Klondex Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Klondex Shares will be a “business combination” under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Klondex and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the Expiry Date provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the Circular (and which disclosure has been provided herein). The Offeror expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the BCBCA and Klondex’s constating documents require the approval of 66 2/3% of the votes cast by holders of the outstanding Klondex Shares at a meeting dully called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by “minority” holders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. If, however, following the Offer, the Offeror is the registered holder of 90% or more of the Klondex Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Klondex Shareholders.

In relation to the Offer and any business combination, the “minority” Klondex Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Klondex Shareholders other than the Offeror, any interested party (within the meaning of MI 61-101), a “related party” of an “interested party”, unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither “interested parties” nor “issuer insiders” (in each case within the meaning of MI 61-101) of the issuer, and any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Klondex Shares acquired under the Offer as “minority” shares and vote them, or to consider them voted, in favour of such business combination if, among other things (a) the business combination is completed not later than 120 days after the Expiry Date; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (c) certain disclosure is provided in the Circular (and which disclosure is provided herein); and (d) the Klondex Shareholder who tendered such Klondex Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Klondex Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Klondex Shares.

The Offeror currently intends (x) that the consideration offered per Klondex Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the Offered Consideration paid to Klondex Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Silvercorp Share shall be deemed to be at least equal in value to each Silvercorp Share offered under the Offer); (y) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date; and (z) to cause any Klondex Shares acquired under the Offer to be voted in favour of any such Subsequent Acquisition Transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

Any Subsequent Acquisition Transaction may also result in Klondex Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Klondex Shares. The exercise of such right of dissent, if certain procedures are complied with by the Klondex Shareholder, could lead to a judicial determination of fair value required to be paid to such dissenting Klondex Shareholder for its Klondex Shares. The fair value so determined could be more or less than the amount paid per Klondex Share pursuant to such transaction or pursuant to the Offer.

If Silvercorp proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, Silvercorp will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Klondex Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Klondex, or taking no further action to acquire additional Klondex Shares. Any additional purchases of Klondex Shares could be at a price greater than, equal to or less than the value of the Offered Consideration to be paid for Klondex Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Silvercorp may sell or otherwise dispose of any or all Klondex Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Silvercorp, which may vary from the terms and the value of the Offered Consideration.

The tax consequences to a Klondex Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Klondex Shareholder of accepting the Offer. See Section 19 of this Circular, “Certain Canadian Federal Income Tax Considerations” and Section 20 of the Circular, “Certain United States Income Tax Consequences”. Klondex Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and minority securityholder approval for specified types of transactions. See “Subsequent Acquisition Transaction” above.

Certain judicial decisions may be considered relevant to any business combination that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances, granted preliminary injunctions to prohibit transactions involving business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority Klondex Shareholders.

Klondex Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

11.	Ownership of and Trading in Securities of Klondex and Benefits from the Offer

No securities of Klondex, including Klondex Shares, are currently owned beneficially, directly or indirectly, nor is control or direction currently exercised over any securities of Klondex, by the Offeror or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of Silvercorp, (b) any person holding more than 10% of any class of Silvercorp’s equity securities, or (c) any person acting jointly or in concert with Silvercorp.

The following table summarizes the trading history of Silvercorp and its associates or affiliates with respect to the Klondex Shares during the six months preceding the date hereof:

		Number of Common
Date	Transaction Type	Shares	Price per Common share(1)

05/08/2009	Buy	2,500	1.00
05/11/2009	Buy	2,500	0.990
05/13/2009	Buy	7,500	0.950
05/15/2009	Buy	500	0.920
05/19/2009	Buy	500	0.920
06/02/2009	Sell	5,000	1.130
06/11/2009	Disposition by way of Gift(2)	8,500	Nil

(1)	The price per common share represents the price paid for the Klondex Shares purchased through the facilities of the TSX in Cdn.$ on the indicated trading day.

(2)	Fortress Mining Inc. (“Fortress”), a wholly-owned subsidiary of Silvercorp donated 8,500 Klondex Shares to the St. Paul’s Hospital Foundation. There is no arrangement, agreement, commitment or understanding between the St. Paul’s Hospital Foundation and Silvercorp or Fortress with respect to the ownership of, or control or direction over, these Klondex Shares.

All Klondex Share transactions described above, except for the disposition by way of gift, were effected in the normal course through the facilities of the TSX. No broker acting for the Offeror performed services beyond the customary broker’s functions in regard to these transactions. No broker acting for the Offeror received more than the usual fees or commissions in regard to these transactions. No broker acting for the Offeror solicited or arranged for the solicitation of offers to sell, or purchase, as applicable, Klondex Shares in regard to these transactions. Other than as described above, during the 6-month period preceding the date of the Offer, no securities of Klondex have been traded by: (a) the Offeror, (b) any director or senior officer of the Offeror, or (c) to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, by (i) any associate of the directors or senior officers of the Offeror, (ii) any person or company holding more than 10% of any class of equity securities of the Offeror, or (iii) any person or company acting jointly or in concert with the Offeror.

Other than as described in this Section 11, no person referred to under this Section 11 will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Klondex Shareholder who participates in the Offer.

12.	Commitments to Acquire Securities of Klondex

Except pursuant to the Offer, none of the Offeror or any director or senior officer of the Offeror, or to the knowledge of the directors and senior officers of the Offeror after reasonable inquiry, (a) any associate of a director or senior officer of the Offeror, (b) any person holding more than 10% of any class of the Offeror’s equity securities or, (c) any person acting jointly or in concert with the Offeror, has entered into any arrangement, agreement, commitment or understanding to acquire any equity securities of Klondex.

13.	Arrangements, Agreements, Commitments or Understandings

There are no arrangements, agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or senior officers of Klondex and no payments or other benefits are proposed to be made or given by the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful. There are no contracts, arrangements or understandings, formal or informal, between Silvercorp and any securityholder of Klondex with respect to the Offer or between Silvercorp and any person or company with respect to any securities of Klondex in relation to the Offer.

14.	Benefits from the Offer

To the knowledge of Silvercorp, there are no direct or indirect benefits of accepting or refusing to accept the Offer, that will accrue to any director or senior officer of Klondex, to any associate of a director or senior officer of Klondex, to any person or company holding more than 10% of any class of equity securities of Klondex or to any person action “jointly or in concert” with Silvercorp, other than those that will accrue to Klondex Shareholders generally. Certain Klondex Options and other securities of Klondex that are convertible into or exchangeable or exercisable for Klondex Shares that are not currently convertible into or exchangeable or exercisable for Klondex Shares may become convertible into or exchangeable or exercisable for Klondex Shares upon the completion of the Offer and certain officers or employees of Klondex may be entitled to additional compensation or benefits under employment or management contracts in connection with the completion of the Offer.

15.	Material Changes and Other Information

Silvercorp has no information that indicates any material change in the affairs of Klondex has occurred since the date of the last published financial statements of Klondex, other than the making of this Offer by Silvercorp and such other material changes as have been publicly disclosed by Klondex. Silvercorp has no knowledge of any material fact concerning securities of Klondex that has not been generally disclosed by Klondex or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Klondex Shareholders to accept or reject the Offer.

16.	Effect of the Offer on the Market for and Listing of Klondex Shares

The purchase of Klondex Shares by the Offeror pursuant to the Offer will reduce the number of Klondex Shares that might otherwise trade publicly and will reduce the number of holders of Klondex Shares and, depending on the number of Klondex Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining Klondex Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Klondex Shares from the TSX. Among such criteria is the number of Klondex Shareholders, the number of Klondex Shares publicly held and the aggregate market value of the Klondex Shares publicly held. Depending on the number of Klondex Shares purchased under the Offer, it is possible that the Klondex Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Klondex Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Klondex Shares.

If permitted by applicable law, subsequent to completion of the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Klondex Shares from the TSX. If the Klondex Shares are delisted from the TSX, the extent of the public market for the Klondex Shares and the availability of price or other quotations would depend upon the number of Klondex Shareholders, the number of Klondex

Shares publicly held and the aggregate market value of the Klondex Shares remaining at such time, the interest in maintaining a market in Klondex Shares on the part of securities firms, whether Klondex remains subject to public reporting requirements in Canada and other factors.

After the purchase of the Klondex Shares under the Offer, Klondex may cease to be subject to the public reporting and proxy solicitation requirements of the securities laws of Canada or may request to cease to be a reporting issuer or its equivalent under the securities laws of Canada.

17.	Regulatory Matters

The Offeror’s obligation to take up and pay for Klondex Shares tendered under the Offer is conditional upon all required regulatory approvals having been obtained on terms satisfactory to the Offeror, acting reasonably. Silvercorp does not currently intend to take up and pay for Klondex Shares pursuant to the Offer unless Silvercorp has obtained, on terms acceptable to it, all approvals, consents and clearances required or deemed appropriate by Silvercorp in respect of the purchase of the Klondex Shares under any applicable competition, merger control, antitrust or other similar law or regulation in jurisdictions material to the operations of Silvercorp or Klondex.

The distribution of the Silvercorp Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of Silvercorp Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Klondex Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

A Registration Statement on Form F-8 has been filed with the SEC registering the Silvercorp Shares in connection with their offer and sale to Klondex Shareholders pursuant to the Offer as required by the U.S. Securities Act. The resale of Silvercorp Shares by persons that are not affiliates (as defined in Rule 144 under the U.S. Securities Act) of Silvercorp will not be required to be registered in the United States. However, Silvercorp Shares acquired by affiliates (as defined in Rule 144 under the U.S. Securities Act) of Silvercorp and, if the Offer is completed, Klondex may be resold only in a transaction registered under the U.S. Securities Act, or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act, or in an offshore transaction not subject to those requirements. In general, an affiliate for this purpose is an officer or director of the Offeror, or, if the Offer is completed, Klondex or a shareholder who beneficially owns more than 10% of the outstanding Silvercorp common shares.

This document does not constitute a registration statement covering resales of securities by persons who are otherwise restricted from selling their shares under the U.S. Securities Act.

The Offer is being made in compliance with applicable Canadian and U.S. rules governing take-over bids and tender offers, respectively, or applicable exemptions therefrom. Pursuant to Section V(D) of the Form F-8 instructions, Silvercorp is exempt from having to file a Tender Offer Statement on Schedule TO to comply with the requirements of the U.S. Exchange Act.

The United States Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”) requires, among other things, that participants in certain proposed business transactions notify the U.S. Federal Trade Commission and the Antitrust Division of the U.S Justice Department at least 30 days prior to the consummation of such transaction. Based upon an examination of the information publicly available relating to Klondex’s business, Silvercorp believes that the Offer will not be required to be reviewed by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission under the HSR Act.

Pursuant to United States state securities laws, Silvercorp will not be permitted to take up and pay for Klondex Shares owned by a U.S. resident until the offer and sale in the state such person is resident in has been registered with the applicable state regulatory agency or an exemption from such registration is available. In this regard, Silvercorp intends to file the appropriate forms to qualify the Offer in all states in which Klondex Shareholders reside. There can be no assurance that all states will approve the offer and sale.

18.	Shareholder Rights Plan

The following is only a summary of the material provisions of the Shareholder Rights Plan of Klondex obtained exclusively from Klondex’s publicly available disclosure and is not meant to be a substitute for the information in the Shareholder Rights Plan.

On May 22, 2007, the Klondex Board of Directors approved the Shareholder Rights Plan, which was ratified by Klondex’s shareholders on July 5, 2007. Klondex publicly filed a copy of the Shareholder Rights Plan on SEDAR at www.sedar.com. Set out below is a description of the Shareholder Rights Plan based exclusively on publicly available disclosure filed by Klondex with the Canadian securities regulatory authorities.

Pursuant to the Shareholder Rights Plan, Klondex issued one right (an “SRP Right”) in respect of each Klondex Share outstanding as of May 10, 2007 and authorized the issue of one SRP Right for each Klondex Share issued thereafter. The SRP Rights are attached to the Klondex Shares and are not exercisable until the “Separation Time”, which is defined in the Shareholder Rights Plan to mean the close of business on the 10th “Trading Day” (as defined in the Shareholder Rights Plan) after the earlier of: (i) the first date of public announcement that a person has become an Acquiring Person (as described below); (ii) the date of the commencement of or first public announcement of the intent of any person to commence a “Take-Over Bid” (as defined in the Shareholder Rights Plan) other than a “Permitted Bid” (as defined in the Shareholder Rights Plan) or a “Competing Permitted Bid” (as defined in the Shareholder Rights Plan); and (iii) the date upon which a Take-Over Bid ceases to be a Permitted Bid or Competing Permitted Bid, or such later date as may be determined by the Klondex Board of Directors.

After the Separation Time, each SRP Right entitles the holder to purchase one Klondex Share at a price (the “SRP Exercise Price”) of Cdn.$100 (subject to adjustment in certain circumstances). Pursuant to the Shareholder Rights Plan, if a person (an “Acquiring Person”) becomes the “Beneficial Owner” (as defined in the Shareholder Rights Plan) of 20% or more of the outstanding Klondex Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid or Competing Permitted Bid) (a “Flip-In Event”), then after the close of business on the 10th Business Day (as defined in the Shareholder Rights Plan) (or such later day as the Klondex Board of Directors may determine) after the first date of public announcement by Klondex or an Acquiring Person that an Acquiring Person has become such, each SRP Right will constitute the right to purchase from Klondex upon exercise thereof that number of Klondex Shares having an aggregate Market Price (as defined below) on the date of consummation or occurrence of such Flip-In Event equal to twice the SRP Exercise Price for a cash amount equal to the SRP Exercise Price, subject to anti-dilution adjustment (thereby effectively acquiring the right to purchase Klondex Shares at a 50% discount). However, SRP Rights held by an Acquiring Person or certain parties related to an Acquiring Person or acting jointly or in concert with an Acquiring Person and certain transferees, would become void upon the occurrence of a Flip-In Event. The result would be to significantly dilute the shareholdings of any Acquiring Person. “Market Price” for a security on any date of determination means the average of the daily closing prices per share of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date (subject to adjustment in certain circumstances).

Until the Separation Time (or the earlier termination or expiration of the SRP Rights), the SRP Rights will be evidenced by the certificates representing the associated Klondex Shares and will be transferable only together with the associated Klondex Shares. After the Separation Time, separate certificates evidencing the SRP Rights (the “Rights Certificates”), together with a disclosure statement describing the SRP Rights, are required to be mailed to holders of record of Klondex Shares (other than an Acquiring Person) as of the Separation Time. Silvercorp has no reason to believe that the Klondex Board of Directors of Klondex will allow the Separation Time to occur prior to the Expiry Time, but no assurances can be given by Silvercorp in that regard.

The above provisions of the Shareholder Rights Plan do not apply to certain types of transactions, including “Permitted Bids”. A “Permitted Bid” is a Take-Over Bid which, among other things, is made by take-over bid circular to all Klondex Shareholders of record, other than the offeror, remains open for at least 60 days and provides that no Klondex Shares may be taken up unless more than 50% of the aggregate of the then outstanding Klondex Shares held by Independent Shareholders (as defined in the Shareholder Rights Plan) have been deposited and not withdrawn. Once this condition has been satisfied, the offeror under a Permitted Bid must make a public announcement of the date the Take-Over Bid would otherwise expire and extend the bid for a period of not less than 10 Business Days (as defined in the Shareholder Rights Plan). The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or some action must be taken by the Klondex Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed.

Under the Shareholder Rights Plan, the Klondex Board of Directors has the discretion prior to the occurrence of a Flip-In Event that would occur by reason of a Take-Over Bid made by means of a take-over bid circular sent to all holders of Klondex Shares, to waive the application of the plan to such Flip-In Event, provided that such waiver shall automatically constitute a waiver of the application of such provisions to any other Flip-In Event made by means of a take-over bid circular to all holders of Klondex Shares.

19.	Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations of the Offer generally applicable to shareholders who, for the purposes of the Tax Act and at all relevant times, (i) deal and will deal at arm’s length with both Silvercorp and Klondex, (ii) are not affiliated with either Silvercorp or Klondex, and (iii) hold their Klondex Shares as capital property. Klondex Shares will generally be considered capital property to a shareholder unless the shareholder holds the Klondex Shares in the course of carrying on business of buying and selling securities or has acquired the Klondex Shares in a transaction or transactions considered to be an adventure in the nature of trade. Klondex Shareholders who are resident in Canada for purposes of the Tax Act and whose Klondex Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have such shares and every “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary does not address income tax considerations applicable to directors, officers or other insiders of Silvercorp, Klondex or related companies, or persons who hold Klondex Shares or will hold Klondex Shares subject to escrow, trading or other restrictions that might affect the value thereof. The summary addresses the tax considerations applicable to the shareholders of Silvercorp and Klondex only to the extent expressly set out herein.

This summary assumes that any person that held or holds at any time Klondex Options, Klondex Warrants or other rights to acquire Klondex Shares will have exercised them and acquired Klondex Shares, or they will have expired, prior to the Expiry Time. Accordingly, this summary does not address persons who hold such Klondex Options, Klondex Warrants or other rights, who should consult their own tax advisors for advice regarding the income tax consequences to them of the expiry or exercise thereof, of the continued holding thereof after the Expiry Time and of the acquisition, holding and disposing of Klondex Shares or any other securities acquired on exercise thereof, which may differ materially from the discussion about income tax considerations set forth in this summary.

This summary does not apply to a shareholder that (i) is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; or (ii) is a “specified financial institution” or “restricted financial institution” (as defined in the Tax Act); or (iii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act); or (iv) who has acquired Klondex Shares upon the exercise of an employee stock option; or (v) to whom the functional currency reporting rules contained in proposed subsection 261(5) of the Tax Act would apply. Such shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all proposals to amend the Tax Act or the regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof (“Tax Proposal”), and the understanding of Blake, Cassels & Graydon LLP of the current published administrative practices of the Canada Revenue Agency (“CRA”). It has been assumed that all Tax Proposals will be enacted as proposed and that there will be no other relevant changes to the Tax Act or other applicable law or policy, although no assurance can be given in these respects. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account of anticipate any changes in law or administrative practice of CRA, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

The following summary is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice for any particular Klondex Shareholder, and no representations are being made with respect to the tax consequences to any particular Klondex Shareholder to whom the Offer is being made. Accordingly, all Klondex Shareholders should consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Klondex Shares under the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction having regard to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax lawns and under foreign tax laws.

Klondex Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Klondex Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, a resident of Canada (“Resident Holder”).

Exchange of Klondex Shares Pursuant to the Offer

Rollover

A Resident Holder who receives Silvercorp Shares in exchange for Klondex Shares pursuant to the Offer, will realize a tax-deferred rollover on the exchange, except where the Resident Holder chooses to recognize a capital gain or capital loss on the exchange as described in the immediately following paragraph. By virtue of such rollover, the Resident Holder will be considered to have disposed of the Klondex Shares for proceeds of disposition equal to the aggregate adjusted cost base to the Resident Holder immediately before the exchange, and to have acquired the Silvercorp Shares received on the exchange, at a cost equal to such aggregated adjusted cost base. If the Resident Holder owns other Silvercorp Shares the adjusted cost base of all such Silvercorp Shares, including those received on the exchange, will be averaged subject to detailed rules contained in the Tax Act.

Recognition of Gain or Loss

A Resident Holder who chooses to include in computing the Resident Holder’s income any portion of the gain or loss from the exchange will be considered to have disposed of his or her Klondex Shares for proceeds of disposition equal to the fair market value, at the time of acquisition, of the Silvercorp Shares acquired by such Resident Holder on the exchange. As a result, the Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregated adjusted cost base to the Resident Holder of the Klondex Shares. The cost to such Resident Holder of Silvercorp Shares acquired on the exchange will be equal to the fair market value of those shares at the time of acquisition. If the Resident Holder owns other Silvercorp Shares the adjusted cost base of all such Silvercorp Shares, including those received on the exchange, will be averaged subject to detailed rules contained in the Tax Act. The general tax treatment of capital gains and capital losses is the same as discussed below under the heading “Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be included in the holder’s income for the year. One-half of any capital loss (an “allowable capital losses”) realized by the Resident Holder in a year may be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely, and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

If the Resident Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or member, respectively, is a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is a Canadian-controlled private corporation throughout the relevant taxation year may be subject to a refundable tax of 6 2/3% on its aggregate investment income for the year, which will include an amount in respect of taxable capital gains. This additional tax will be refunded to the holder at the rate of $1 for every $3 of taxable dividends paid while it’s a private corporation.

Where the Resident Holder is an individual or a trust, other than certain specified trusts, the realization of a capital gain may result in a liability for alternative minimum tax under the Tax Act.

Holding and Disposing of Silvercorp Shares

Dividends on Silvercorp Shares

In the case of a Resident Holder who is an individual (including a trust), dividends received or deemed to be received on the Silvercorp Shares will be included in computing the Resident Holder’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to “eligible dividends” (as defined in the Tax Act).

A Resident Holder that is a corporation must include any dividends received or deemed to be received on the Silvercorp Shares in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a corporation that is controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable under Part IV of the Tax Act to pay a refundable tax of 33 2/3% of dividends received or deemed to have been received on the Silvercorp Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

Disposition of Silvercorp Shares

A disposition or deemed disposition of a Silvercorp Share by a Resident Holder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such share immediately before the disposition. The taxation of capital gains and capital losses is described above under the heading “Taxation of Capital Gains and Capital Losses”.

Klondex Shares Not Deposited by Resident Holders

Compulsory Acquisition or Subsequent Acquisition Transaction

As described in “Acquisition of Klondex Shares Not Deposited” in Section 10 of this Circular, if within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the Klondex Shares and the Offeror acquires such deposited Klondex Shares, the Offeror will, subject to compliance with all applicable Laws, acquire the remainder of the Klondex Shares pursuant to a Compulsory Acquisition (other than Klondex Shares held by, or by nominees of, the Offeror or its affiliates as at the date of the Offer). If the Offeror takes up and pays for Klondex Shares validly deposited under the Offer but acquires less than the number of shares required to effect a Compulsory Acquisition or the Compulsory Acquisition provisions of the BCBCA are otherwise unavailable, the Offeror intends to acquire, directly or indirectly, all of the Klondex Shares pursuant to a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied, the Offeror will own sufficient Klondex Shares to effect a Subsequent Acquisition Transaction.

The tax consequences to a Resident Holder whose Klondex Shares are acquired pursuant to a Compulsory Acquisition will generally be the same as described above, in the case of a Resident Holder who receives only Silvercorp Shares under the heading “Exchange of Klondex Shares Pursuant to the Offer — Rollover” and in the case of a Resident Holder who receives consideration other than only Silvercorp Shares, under the heading “Exchange of Klondex Shares Pursuant to the Offer — Recognition of Gain or Loss”.

As described in Section 10 of the Circular, “Acquisition of Klondex Shares Not Deposited Under the Offer” it is Silvercorp’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and accordingly it is not possible to comment except in very general terms. Silvercorp may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction, the tax consequences of which to a Resident Holder would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above. Depending upon the exact manner in which the transaction is carried out, such tax consequences may also include a capital gain or capital loss, a deemed dividend or both a deemed dividend and a capital gain or capital loss. Any such capital loss may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the Klondex Shares (or on shares of an amalgamated corporation for which the Klondex Shares are exchanged) to the extent and under the circumstances described in the Tax Act.

A Resident Holder that is a corporation should consult its tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act with respect to any dividends received, or deemed to be received, by such corporation in connection with a Subsequent Acquisition Transaction. Subsection 55(2) provides in part that, where a Resident Holder that is a corporation receives or is deemed to receive a dividend, in certain circumstances the dividend or deemed dividend may be treated as proceeds of disposition of the Klondex Shares for the purpose of computing the Resident Holder’s capital gain. Subject to the potential application of this provision, dividends received or deemed to be received by a corporation in connection with a Subsequent Acquisition Transaction will be included in computing income, and normally will also be deductible in computing its taxable income, but affected Resident Holders are advised to consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received, or deemed to be received, in connection with a Subsequent Acquisition Transaction to the extent that such dividends are deductible in computing such corporation’s taxable income.

In the case of a Resident Holder who is an individual (including a trust), dividends received or deemed to be received in connection with a Subsequent Acquisition Transaction will be included in computing the Resident Holder’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, Resident Holders who exercise a right of dissent in respect of such an amalgamation should be considered to have disposed of their Klondex Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder for such Klondex Shares, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their tax advisors in this regard. Interest awarded by a court will be included in computing the Resident Holder’s income.

Resident Holders should consult their own tax advisors for advice with respect to all income tax consequences to them of having their Klondex Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

Klondex Shares may be delisted from the TSX after the exchange of Silvercorp Shares for Klondex Shares pursuant to the Offer. In certain circumstances, a delisting could adversely affect a holder of Klondex Shares that does not accept the Offer and that is a trust governed by a registered retirement savings plan (or other deferred income plan), by subjecting such holder to certain taxes and penalizing provisions under the Tax Act, and Resident Holders who may be so affected should consult with their own tax advisors in this regard.

Eligibility for Investment

If the Silvercorp Shares are listed on a designated stock exchange (which includes the TSX), the Silvercorp Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts.

Shareholders Not Resident in Canada

The following part of the summary applies, subject to all provisos and assumptions set out above, to a shareholder, who participates in the Offer, and who for the purposes of the Tax Act and any relevant tax treaty, is not and has never been resident or deemed a resident of Canada and does not, and will not at any relevant time, use or hold any shares of Silvercorp or Klondex in carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Non-Resident Holders Who Participate in the Offer

A Non-Resident Holder who receives Silvercorp Shares in exchange for Klondex Shares pursuant to the Offer, will realize a tax-deferred rollover on the exchange, except where the Non-Resident Holder chooses to recognize a capital gain or capital loss on the exchange as described in the disclosure provided to Resident Holders in Canada titled “Exchange of Klondex Shares Pursuant to the Offer — Recognition of Gain or Loss”. By virtue of such rollover, the Non-Resident Holder will be considered to have disposed of the Klondex Shares for proceeds of disposition equal to the aggregate adjusted cost base to the Non-Resident Holder of the Klondex Shares immediately before the exchange, and to have acquired the Silvercorp Shares received on the exchange, at a cost equal to such aggregated adjusted cost base. If the Non-Resident Holder owns other Silvercorp Shares the adjusted cost base of all such Silvercorp Shares will be averaged subject to detailed rules contained in the Tax Act.

A Non-Resident Holder who chooses to include in computing the Non-Resident Holder’s income any portion of the gain or loss from the exchange will be considered to have disposed of his or her Klondex Shares for proceeds of disposition equal to the fair market value at the time of acquisition of the Silvercorp Shares acquired by such Non-Resident Holder on the exchange. As a result, the Non-Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregated adjusted cost base to the Non-Resident Holder of the Klondex Shares. The cost to such Non-Resident Holder of Silvercorp Shares acquired on the exchange will be equal to the fair market value of those shares at the time of acquisition. If the Non-Resident Holder owns other Silvercorp Shares the adjusted cost base of all such Silvercorp Shares will be averaged subject to detailed rules contained in the Tax Act.

A Non-Resident Holder who chooses to include in computing the Non-Resident Holder’s income any portion of the gain or loss from the exchange will not be subject to tax under the Tax Act on any capital gains realized on the exchange of the Klondex Shares, provided that the shares exchanged do not constitute “taxable Canadian property” (as defined in the Tax Act), of the Non-Resident Holder at the time of the exchange, or if any applicable income tax treaty exempts any capital gain from tax under the Tax Act. A Non-Resident Holder whose Shares are “taxable Canadian property” (and are not exempt from tax on capital gains pursuant to an applicable tax treaty) will generally be subject to the same tax consequences as a Resident Holder who exchanges the Klondex Shares pursuant to the Offer and chooses to include in computing their income a portion of the gain or loss from the exchange, as discussed above.

Generally, a share of a Canadian resident corporation owned by a Non-Resident Holder will not be “taxable Canadian property” of that Non-Resident Holder at a particular time, provided that: (i) the share is listed on a designated stock exchange (which includes the TSX) at that time: (ii) neither the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, nor the Non-Resident Holder together with all such persons, has owned 25% or more of the shares of any class or series of the corporation at any time within the previous 60 months; and (iii) the share was not acquired in a transaction as a result of which the share was deemed to be taxable Canadian property of the Non-Resident Holder.

For the purpose of the exchange, the Klondex Shares, owned by a Non-Resident Holder at the time of the exchange will be considered “excluded property” for purposes of section 116 of the Tax Act. Therefore, should the Klondex Shares be “taxable Canadian property” to a Non-Resident Holder, there is no Canadian tax liability to be withheld by Silvercorp at the time of the exchange, nor is there an obligation for the Non-Resident Holder to obtain a clearance certificate from the CRA in respect of the proposed exchange.

After the exchange where the Klondex Shares were “taxable Canadian property” to the Non-Resident Holder, the Silvercorp Shares issued on the exchange will be deemed to be “taxable Canadian property” to the Non-Resident Holder.

Holding and Disposing of Silvercorp Shares

Disposition of Silvercorp Shares by a Non-Resident Holder

Any capital gain realized by a Non-Resident Holder on the disposition or deemed disposition of Silvercorp Shares, acquired pursuant to the exchange or otherwise, will not be subject to tax under the Tax Act provided that the shares do not constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder, at the time of disposition, or where an applicable income tax treaty exempts the capital gain from tax under the Tax Act.

In the case of Silvercorp Shares that are “taxable Canadian property” owned by a Non-Resident Holder, where any capital gain that would be realized on the disposition of the share is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty, the consequences discussed above under “Taxation of Capital Gains and Losses” for Resident Holders, will generally apply.

On the assumption, that at the time of the disposition of the Silvercorp Shares by the Non-Resident Holder, the Silvercorp Shares are “taxable Canadian property” but “excluded property” as defined in section 116 of the Tax Act, then there is no Canadian tax liability to be withheld by Silvercorp at the time of the disposition, nor is there an obligation for a Non-Resident Holder to obtain a certificate from CRA in respect of the proposed disposition.

Dividends on Silvercorp Shares Received by a Non-Resident Holder

Dividends paid, deemed to be paid, or credited on Silvercorp Shares to a Non-Resident Holder will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced by an applicable income tax treaty.

Shares Not Deposited by Non-Resident Holders

Compulsory Acquisition or Subsequent Acquisition Transaction

As described in “Acquisition of Klondex Shares Not Deposited” in Section 10 of the Circular, if within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of Klondex Shares (other than Klondex Shares held by, or by nominees on behalf of, the Offeror or its affiliates as at the date of the Offer) and the Offeror acquires such deposited Klondex Shares, the Offeror will, subject to compliance with all applicable Laws, acquire the remainder of the Klondex Shares pursuant to a Compulsory Acquisition in accordance with the provisions of the BCBCA. If the Offeror takes up and pays for Klondex Shares validly deposited under the Offer but acquires less than the number of shares required to effect a Compulsory Acquisition or the compulsory acquisition provisions for the BCBCA are otherwise unavailable, the Offeror intends to acquire directly or indirectly, all of the remaining Klondex Shares pursuant to a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied, the Offeror will own sufficient Klondex Shares to effect a Subsequent Acquisition Transaction.

Non-Resident Holders whose Klondex Shares are acquired pursuant to a Compulsory Acquisition will dispose of such shares for the purposes of the Tax Act for proceeds of disposition equal to the amount received under the Compulsory Acquisition. Subject to the discussion below under “Potential Delisting”, a Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Klondex Shares unless the Klondex Shares constitute taxable Canadian property to the Non-Resident Holder and are not “treaty-protected property”. Non-Resident Holders who do not deposit their Klondex Shares under the Offer should also see the caution in the discussion below under the hearing “Potential Delisting”.

It is Silvercorp’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer. The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those referred to above. A Non-Resident Holder may realize a capital gain or a capital loss and/or a deemed dividend (see also discussion above). In general, the Non-Resident Holder would not be subject to taxation under the Tax Act in respect of any capital gain that is realized unless the Non-Resident Holder’s Klondex Shares are “taxable Canadian property”, as described above, and the Non-Resident Holder is not afforded any relief under an applicable tax treaty. Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Klondex Shares acquired pursuant to a Subsequent Acquisition Transaction, including the special considerations applicable if the Klondex Shares are not then listed on a prescribed exchange. Dividends paid or deemed to be paid to a Non-Resident Holder would be subject to Canadian withholding tax at a rate of 25%. This rate may be reduced under the provisions of an applicable income tax treaty.

Potential Delisting

Klondex Shares may be delisted from the TSX. If the Klondex Shares are not listed on a prescribed stock exchange at the time of disposition by a Non-Resident Holder, then notwithstanding any other tax considerations described in this Circular, the notification and withholding provisions of section 116 of the Tax Act may apply to the Non-Resident Holder. However, in most cases where the Non-Resident Holder is resident in the United States or in a country with which Canada has entered into a comprehensive tax treaty and the Non-Resident Holder is able to provide proof of such residency to the satisfaction of Silvercorp, the notification and withholding procedures in section 116 of the Tax Act will not apply to either the Non-Resident Holder or Silvercorp. Non-Resident Holders should consult with their own tax advisors well in advance of any Subsequent Acquisition Transaction in this regard.

20.	Certain United States Federal Income Tax Considerations

The following is a summary of the material anticipated U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of exchanging Klondex Shares for Silvercorp Shares pursuant to the Offer. This summary relies on certain representations made by Silvercorp and is based on certain assumptions and limitations and is subject to the limitations and qualifications set forth in this summary. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, referred to as the “Code,” treasury regulations promulgated under the Code, administrative rulings of the U.S. Internal Revenue Service, referred to as the “IRS”, judicial decisions of the U.S. courts, and the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), in each case as in effect on the date hereof. Changes in the laws may alter the U.S. federal income tax treatment of Silvercorp Shares discussed in this summary, possibly with retroactive effect.

This summary is general in nature and does not address (i) all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances, (ii) the effects of any state or local taxes, U.S. estate or gift tax consequences, or (iii) the tax consequences in jurisdictions other than the United States.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of certain transactions effectuated prior or subsequent to, or concurrently with, the Offer (whether or not any such transactions are undertaken in connection with the Offer), including, without limitation, the following:

•	any exercise of any warrant, option or other right to acquire Klondex Shares;

•	any conversion of any warrant, option or other right to acquire Klondex Shares into a right to acquire Silvercorp Shares;

•	any conversion into Klondex Shares or, following the exchange, into Silvercorp Shares, of any notes, debentures or other debt instruments; and

•	any transaction, other than the exchange, in which Klondex Shares or Silvercorp Shares are acquired.

Persons Not Addressed

In addition, this summary does not address all U.S. federal income tax consequences that may be relevant to the particular circumstances of a holder of Klondex Shares, nor following the exchange to a holder of Silvercorp Shares, with a special status, such as:

•	Klondex or Silvercorp;

•	persons that may be subject to special U.S. federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;

•	persons that acquired Klondex Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;

•	persons that hold warrants, notes, debentures or other debt instruments in Klondex;

•	a partnership, S corporation or other “pass-through” entity, as determined for U.S. federal income tax purposes, or an investor in a partnership, S corporation or other pass-through entity, as determined for U.S. federal income tax purposes;

•	persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

•	persons that hold Klondex Shares (or following the exchange will hold Silvercorp Shares) as part of a position in a straddle or as part of a hedging or conversion transaction;

•	U.S. expatriates and former long-term residents of the U.S.;

•	persons subject to the alternative minimum tax;

•	persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Klondex (or, following the exchange, U.S. Holders that will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Silvercorp);

•	persons who own their Klondex Shares (or following the exchange will own their Silvercorp Shares) other than as a capital asset as defined in the Code; and

•	persons who are not “U.S. Holders” (as defined below).

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a Klondex Share, or Silvercorp Share, as the case may be, who is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all substantial decisions of the trust, or certain electing trusts that were in existence on August 9, 1996, and were treated as domestic trusts as of that date.

If a “pass-through” entity holds Klondex Shares, the tax treatment of an owner of such “pass-through” entity generally will depend upon the status of such owner and upon the activities of the “pass-through” entity. An owner of a “pass-through” entity holding Klondex Shares should consult such owner’s tax advisor regarding the specific tax consequences of exchanging Klondex Shares in the Offer.

In addition, this summary does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer to them in light of their particular circumstances.

HOLDERS OF KLONDEX SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION OF KLONDEX SHARES PURSUANT TO THE OFFER AS WELL AS THE RESULTING OWNERSHIP AND DISPOSITION OF SILVERCORP SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL AND NON-UNITED STATES TAX LAW AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAW.

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS UNDER TREASURY CIRCULAR 230, WE INFORM YOU THAT (1) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES CONTAINED IN THIS OFFER AND CIRCULAR (INCLUDING ANY ATTACHMENTS), WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE, (2) SUCH DISCUSSION WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR AND (3) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED UPON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Assumptions Regarding Silvercorp and Klondex

This summary is based upon certain representations, understandings and assumptions with respect to the businesses, assets and shareholders of Klondex and Silvercorp, including that: (i) neither Klondex nor Silvercorp is, nor at any time has been, and Silvercorp will not upon closing of the Offer be a “controlled foreign corporation” as defined in Section 957 of the Code (“CFC”); (ii) Silvercorp is not, has not at anytime been and will not upon closing of the Offer be a “passive foreign investment company”, as defined in Section 1297 of the Code; and (iii) neither Klondex nor Silvercorp has made an election under Section 897(i) of the Code to be treated as a U.S. corporation under the rules applicable as a result of The Foreign Investment in Real Property Tax Act of 1980. Silvercorp believes that it is not and has never been a CFC and Silvercorp does not expect to become a CFC in the future.

In the event that one or more of such representations, understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse United States federal income tax consequences may result to U.S. Holders.

Treaty Application to Certain Persons

U.S. Holders who do not maintain a substantial presence, permanent home or habitual abode in the U.S. or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada) may be unable to benefit from the provisions of the Canada-U.S. Tax Convention. These U.S. Holders should consult their own tax advisors concerning the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Holders of Klondex Shares

Consequences of Exchanging Klondex Shares Pursuant to the Offer

In considering the tax consequences of the Offer, U.S. Holders must take into account the discussion under “Passive Foreign Investment Company” below.

If the Offer is accepted by holders of at least 66 2/3% of the issued and outstanding Klondex Shares, then Silvercorp intends to effect a Subsequent Acquisition Transaction or Compulsory Acquisition whereby Silvercorp will acquire the remaining Klondex Shares. In the Subsequent Acquisition Transaction or Compulsory Acquisition, U.S. Holders of Klondex Shares who do not exchange their shares in the Offer will receive Silvercorp Shares in exchange for their Klondex Shares. See Section 10 of the Circular “Acquisition of Klondex Shares Not Deposited Under the Offer”. The Offer, together with the Subsequent Acquisition Transaction or Compulsory Acquisition, may qualify as a reorganization under Section 368(a)(1) of the Code. Among other requirements, reorganization treatment will apply only if (a) the sole consideration for the acquisition of Klondex Shares is voting stock of Silvercorp; and (b) immediately after the Offer and Subsequent Acquisition Transaction or Compulsory Acquisition, Silvercorp owns 80% or more of issued and outstanding Klondex Shares. As discussed in Section 11 of this Circular, “Ownership of and Trading in Securities of Klondex and Benefits from the Offer”, while Silvercorp currently owns no Klondex Shares, Fortress, a subsidiary of Silvercorp, previously acquired a small amount of Klondex Shares through the facilities of the TSX. These Klondex Shares were disposed of prior to the Offer by sale in the normal course through facilities of the TSX and in one instance, by gift to the St. Paul’s Hospital Foundation. There is no arrangement, agreement, commitment or understanding between Silvercorp or Fortress and owners of these shares with respect to the ownership of, or control or direction over, these Klondex Shares. While the matter is not free from doubt and there are no authorities which are directly on point, it does not appear that such transactions should adversely impact the determination of whether the Offer, together with the Subsequent Acquisition Transaction or Compulsory Acquisition will qualify as an exchange solely for voting stock under Section 368(a)(1) of the Code. In addition to the requirement that voting stock of Silvercorp must be the sole consideration for the Klondex Shares, reorganization treatment will apply only if immediately after the Offer and Subsequent Acquisition Transaction or Compulsory Acquisition, Silvercorp owns 80% or more of issued and outstanding Klondex Shares. If Silvercorp does not own 80% of more of the issued and outstanding Klondex Shares upon closing of the Offer (which will require that the Offer be accepted by holders of 80% or more of the issued and outstanding Klondex Shares), reorganization treatment will apply only if the Offer and Subsequent Acquisition Transaction or Compulsory Acquisition are treated for federal tax purposes as a single transaction. While Silvercorp intends to treat the Offer and Subsequent Acquisition Transaction or Compulsory Acquisition as a single transaction qualifying as a reorganization under Section 368(a)(1) of the Code (assuming all other requirements of Section 368(a)(1) are satisfied), Silvercorp’s treatment will not bind the IRS. The determination of whether the Offer and Subsequent Acquisition Transaction or Compulsory Acquisition will qualify as a reorganization depends on the resolution of complex issues and facts, some of which will not be known until completion of the Subsequent Acquisition Transaction or Compulsory Acquisition. Accordingly, even if Silvercorp succeeds in effecting the Subsequent Acquisition Transaction or Compulsory Acquisition of Klondex Shares, there is a risk that the Klondex Shares exchanged pursuant to the Offer will not be treated as made pursuant to a reorganization under Section 368(a)(1) of the Code. In lieu of a Subsequent Acquisition Transaction or Compulsory Acquisition, Silvercorp has the legal alternative to purchase additional Klondex Shares in the open market, acquire Klondex Shares in privately negotiated transactions, or acquire Klondex Shares in another takeover bid or exchange offer or otherwise take no further action. While Silvercorp does not intend to pursue these legal alternatives, the pursuance of any of these alternatives could cause the Offer to be taxable to U.S. Holders (even if the Offer is accepted by holders of 80% or more of the issued and outstanding Klondex Shares). Each U.S. Holder is urged to take this risk into account.

Silvercorp has not sought or received a ruling from the IRS. Accordingly, Silvercorp cannot provide any assurance that reorganization treatment will apply to the exchange of Klondex Shares for Silvercorp Shares.

Tax Consequences to U.S. Holders if Exchange of Klondex Shares Qualifies as a Reorganization

If the Offer qualifies as a reorganization under Section 368(a)(1) of the Code, then, subject to the assumptions, limitations and qualifications referred to herein, the exchange should have the following U.S. federal income tax consequences (all of which are qualified by the discussion contained in “Passive Foreign Investment Company”, below):

•	No gain or loss will be recognized on the exchange of Klondex Shares solely for Silvercorp Shares pursuant to the Offer.

•	Each U.S. Holder’s aggregate tax basis in the Silvercorp Shares received will be the same as the aggregate tax basis in the Klondex Shares surrendered.

•	The holding period of Silvercorp Shares received by a U.S. Holder will include the holding period of the Klondex Shares surrendered.

If a U.S. Holder has differing tax bases and/or holding periods with respect to the U.S. Holder’s Klondex Shares, the U.S. Holder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the Silvercorp Shares that the holder receives.

Certain 5% Shareholders

Notwithstanding the foregoing, U.S. Holders of Klondex Shares that will own 5% or more of the vote or value of Silvercorp immediately following the exchange of Klondex Shares for Silvercorp Shares must enter into a five-year gain recognition agreement under Section 367(a) of the Code with respect to the transferred Klondex Shares in order to qualify for non-recognition of gain as described above. Special attribution rules apply for purposes of determining whether a U.S. Holder owns 5% or more of the vote or value of Silvercorp immediately following the exchange. If such U.S. Holder does not enter into a five-year gain recognition agreement, it is likely that such U.S. Holder will recognize gain (but not loss) as a result of the exchange. U.S. Holders that may own 5% or more of the vote or value of Silvercorp immediately following the exchange should consult a tax advisor regarding how a five-year gain recognition agreement may affect their tax situation.

Information Reporting

If the Offer qualifies as a reorganization, U.S. Holders that exchange Klondex Shares for Silvercorp Shares pursuant to the Offer and that are “significant holders” within the meaning of U.S. Treasury Regulation Section 1.368-3(c) are required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Offer occurs and all such U.S. Holders must retain certain records related to the Offer. Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Offer.

Consequences of Failure of the Exchange of Klondex Shares to Qualify as a Reorganization

Subject to the discussion contained in “Passive Foreign Investment Company”, below, if the exchange of Klondex Shares for Silvercorp Shares fails to qualify as a reorganization under Section 368(a)(1) of the Code, a U.S. Holder will recognize taxable gain or loss equal to the difference between the fair market value of the Silvercorp Shares received in the exchange and the U.S. Holder’s adjusted basis in the Klondex Shares exchanged. Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Klondex Shares exceeds one year upon the consummation of the exchange pursuant to the Offer. A U.S. Holder’s adjusted basis in Silvercorp Shares received in the exchange would be equal to their fair market value as of the date of the exchange, and the U.S. Holder’s holding period for Silvercorp Shares would commence on the day following the exchange. Various provisions of the Code may apply in some circumstances to limit the utilization of loss, if any, recognized by certain taxpayers.

Subject to the discussion contained in “Passive Foreign Investment Company” below, for non-corporate U.S. Holders, long-term capital gain recognized in connection with an exchange made pursuant to the Offer generally will be taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. Any gain recognized in the exchange will generally have a U.S. source for foreign tax credit purposes unless the gain is subject to tax in Canada and is resourced as foreign source gain under the provisions of the Canada-U.S. Tax Convention.

Transfer of Klondex Shares Not Exchanged Pursuant to the Offer

Silvercorp currently plans to effect a Subsequent Acquisition Transaction or Compulsory Acquisition following the closing of the Offer. To the extent the Klondex Shares are acquired by Silvercorp for Silvercorp Shares pursuant to a Subsequent Acquisition Transaction or Compulsory Acquisition, the consequences to a U.S. Holder should generally be similar to the consequences to a U.S. Holder of exchanging Klondex Shares for Silvercorp Shares pursuant to the Offer. Subject to the discussion under “Passive Foreign Investment Company”, below, such consequences will depend upon whether the exchange qualifies as a reorganization under Section 368(a)(1) of the Code. See “U.S. Holders of Klondex Shares — Consequences of Exchanging Klondex Shares Pursuant to the Offer,” above.

Passive Foreign Investment Company

Rules governing a Passive Foreign Investment Company (“PFIC”) can have significant adverse tax effects on U.S. Holders of shares of certain foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (a) 75% or more of its gross income is “passive income” (the “gross income test”) or (b) the average percentage, by fair market value, of its assets that produce or are held for the production of “passive income” is 50% or more (the “gross asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if (i) the gains arise from the sale of the commodity in the active conduct of a commodities business by a non-U.S. corporation and (ii) substantially all of the non-U.S. corporation’s commodities are comprised of stock in trade and inventory, real and depreciable property used in its trade or business, and supplies of a type normally consumed in the course of its business. For purposes of the PFIC gross income test and gross asset test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (i) held a proportionate share of the assets of such other corporation, and (ii) received directly its proportionate share of the income of such other corporation.

According to Klondex’s financial statements contained on SEDAR, under the gross income test Klondex may constitute a PFIC for the period ending December 31, 2008 due to an absence of operating revenue and the presence of interest income. Silvercorp has not made a determination of whether Klondex was a PFIC for the period ending December 31, 2008 or in years prior to 2008 and, at the present time, Klondex’s status as a PFIC in such prior years is uncertain; nor has Silvercorp made a determination of whether Klondex remains a PFIC as of the date of this Offer.

In general, if a foreign corporation is a PFIC, and a timely qualified electing fund (“QEF”) election (“QEF Election”) or a Mark-to-Market Election, both as described below, is not made by a U.S. Holder, any gain on a sale or other disposition of shares by such a U.S. Holder is treated as ordinary income and is subject to special tax rules. Under these special tax rules, (a) the amount of any such gain is allocated ratably over the U.S. Holder’s holding period for the shares, (b) the amount of ordinary income allocated to years prior to the year of sale or other disposition is subject to U.S. federal income tax at the highest statutory rate applicable to such U.S. Holder for each such year (determined without regard to other income, losses or deductions of the U.S. Holder for such years), and (c) the tax for such prior years is subject to an interest charge, computed at the rate applicable to underpayments of tax. A corporation that is classified as a PFIC during any taxable year that is included in a U.S. Holder’s holding period will continue to be treated as a PFIC with respect to such U.S. Holder even if the corporation ceases to satisfy the gross income and gross asset test unless the shareholder makes a Deemed Sale Election, described below.

A U.S. Holder of a corporation that is classified as a PFIC may elect, provided the corporation complies with certain reporting requirements, to have the corporation treated as a QEF with respect to such shareholder, in which case, for any taxable year the corporation is actually a PFIC, the QEF-electing U.S. Holder is required to include in gross income his proportionate share of the corporation’s ordinary income and net capital gains, whether or not such amounts are actually distributed to him. Any amounts distributed by the corporation out of earnings previously included in the income of a QEF-electing U.S. Holder generally are not taxable for U.S. Federal income tax purposes (although the electing U.S. Holder may recognize ordinary income or loss attributable to exchange rate fluctuations between the time of the previous income inclusion and the time of the actual distribution). An electing U.S. Holder’s tax basis in his shares is increased by the amount of any QEF income inclusions reported by such shareholder, and is decreased by any distributions received from the corporation that are treated as recoveries of previously-taxed income. In addition, a QEF-electing U.S. Holder is not subject to the special rules described above (which are applicable to non QEF-electing U.S. Holders) when he disposes of shares in a PFIC. A U.S. Holder’s ability to make a QEF Election with respect to a PFIC is contingent upon, among other things, the provision by the PFIC of a “PFIC Annual Information Statement” to such U.S. Holder. Silvercorp does not know whether, in the past, Klondex has provided the information that a U.S. Holder requires in order to make a QEF Election and no assurances can be provided by Silvercorp that such information will be provided following the Offer or any Subsequent Acquisition Transaction or Compulsory Acquisition.

To be effective, a QEF Election must be made for the first tax year in the U.S. Holder’s holding period in which the PFIC qualifies as a PFIC (or a Deemed Sale Election must be made, as described below). To make a QEF Election for such first tax year, the U.S. Holder must file the following documents with the U.S. Holder’s U.S. federal income tax return for such tax year: (a) IRS Form 8621; (b) a Shareholder Section 1295 Election Statement (providing information as to the U.S. Holder, the foreign corporation and the stock held by the U.S. Holder); and (c) a PFIC Annual Information Statement (setting forth information obtained from and prepared by the foreign corporation regarding the ordinary earnings and net capital gain of the corporation for the tax year for which the election is made).

If a U.S. Holder has not made a timely and effective QEF Election with respect to the first year in the U.S. Holder’s holding period in which the foreign corporation is a PFIC, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF Election and a Deemed Sale Election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its stock for fair market value on the “qualification date.” The qualification date is the first day of Klondex’s tax year in which Klondex was a QEF with respect to such U.S. Holder. The Deemed Sale Election can only be made if such U.S. Holder held Klondex Shares on the qualification date. By making such QEF Election with a Deemed Sale Election, the U.S. Holder will be deemed to have made a timely QEF Election.

As an alternative to a QEF Election, a U.S. Holder may elect to mark its shares to market (a “Mark-to-Market Election”). A U.S. Holder who makes a Mark-to-Market Election must generally recognize gain or loss on an annual basis as if the holder has disposed of their shares at the end of each taxable year. This gain or loss is generally treated as ordinary income or ordinary loss rather than capital gain or capital loss. The Mark-to-Market Election is only available with respect to marketable stock in a PFIC that is regularly traded on a qualified exchange. Klondex is traded on the TSX, which should be treated as a qualified exchange for purposes of these rules, although PFIC stock must still be considered regularly traded to qualify for the Mark-to-Market Election. U.S. Holders are urged to consult their tax advisors as to whether a Market-to-Market Election is available with respect to their Klondex Shares and to the consequences to them of making a Mark-to-Market Election or other election.

A U.S. Holder of a PFIC who made a timely and effective QEF Election or a Mark-to-Market Election may hereinafter be referred to as an “Electing Shareholder” and a U.S. Holder of a PFIC who did not make a QEF Election or a Mark-to-Market Election may hereinafter be referred to as a “Non-Electing Shareholder.” U.S. Holders should consult their own tax advisors to determine whether they made (or may still make) a QEF Election or a Mark-to-Market Election.

Effect of PFIC Rules if the Offer Qualifies as a Reorganization

If Klondex is a PFIC for any taxable year during which a U.S. Holder holds Klondex Shares, the PFIC rules may cause a Non-Electing Shareholder to recognize gain (but not loss) on the exchange of Klondex Shares for Silvercorp Shares in the exchange or a Subsequent Acquisition Transaction or Compulsory Acquisition, even if the Offer otherwise qualifies as a reorganization. Section 1291(f) of the Code provides that nonrecognition transfers of stock in a PFIC, such as a reorganization under Section 368(a) of the Code, result in gain recognition for purposes of the excess distribution rules under Section 1291 of the Code, to the extent provided in regulations.

Treatment of Non-Electing Shareholders

Under proposed Treasury Regulations (the “Proposed Treasury Regulations”), a Non-Electing Shareholder does not recognize gain in a reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of the same or another corporation that qualifies as a PFIC for its taxable year that includes the day after the transfer. However, a Non-Electing Shareholder does recognize gain (but not loss) in a reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that does not qualify as a PFIC for its taxable year that includes the day after the transfer.

Silvercorp does not believe that it will be a PFIC for its current taxable year and based on current business plans and financial projections, does not expect to be a PFIC upon closing of the Offer. However, there can be no assurance that Silvercorp’s determination concerning Silvercorp’s own PFIC status will not be challenged by the IRS. There is also a possibility that Silvercorp could become a PFIC in the future as a result of future financial results or changes in the way it conducts its business.

If Silvercorp is not a PFIC for its taxable year that includes the day after the closing of the Offer and Klondex is a PFIC, it appears that if the Proposed Treasury Regulations were finalized as drafted and made applicable to the exchange, a Non-Electing Shareholder will recognize gain (but not loss) on the exchange notwithstanding that the exchange of Klondex Shares for Silvercorp Shares otherwise qualifies as a reorganization. In such instance, such gain would be taxed under the rules applicable to excess distributions and dispositions of PFIC stock set forth in Section 1291 of the Code. Under the rules applicable to excess distributions and dispositions of PFIC stock, the amount of any such gain recognized by a Non-Electing Shareholder on the Offer would be equal to the difference between (i) the fair market value of Silvercorp Shares received by such Non-Electing Shareholder pursuant to the Offer and (ii) the adjusted tax basis of such Non-Electing Shareholder in the Klondex Shares effectively exchanged therefor. Such gain would be recognized on a share-by-share basis and would be taxable as if it were an excess distribution under the PFIC rules, as described above. An excess distribution will be allocated ratably to each day that the Non-Electing Shareholder held Klondex Shares. Amounts allocated to the current taxable year and to any years before Klondex became a PFIC will be treated as ordinary income in the Non-Electing Shareholder’s current taxable year. In addition, amounts allocated to each taxable year beginning with the taxable year Klondex first became a PFIC will be taxed at the highest rate in effect for that taxable year on ordinary income and the tax will be subject to an interest charge at the rate applicable to underpayments of income tax.

If Silvercorp is a PFIC for its taxable year that includes the day after closing of the Offer, it appears that, under the foregoing rules contained in the Proposed Treasury Regulations, a Non-Electing Shareholder should not recognize gain in the Offer, assuming that the Offer otherwise qualifies as a reorganization. Nonetheless, the Proposed Treasury Regulations require such Non-Electing Shareholders to file certain information regarding the Offer. Non-Electing Shareholders should consult their U.S. tax advisors regarding these requirements.

Treatment of Electing Shareholders

Under the Proposed Treasury Regulations, the PFIC rules should not cause an Electing Shareholder to recognize gain in a reorganization. Thus, the PFIC rules should not result in gain recognition to a U.S. Holder who is an Electing Shareholder with respect to the Offer, assuming that the Offer otherwise qualifies as a reorganization.

Effect of PFIC Rules if Offer is a Taxable Transaction

If Klondex qualifies as a PFIC and the Offer is treated as a taxable transaction for U.S. federal income tax purposes, the PFIC rules will apply to gain or loss recognized by a Non-Electing Shareholder in the Offer or a Subsequent Acquisition Transaction or Compulsory Acquisition. Such gain generally will be equal to the difference between the fair market value of the Silvercorp Shares received and the Non-Electing Shareholder’s adjusted tax basis in the Klondex Shares exchanged. Such gain will be recognized on a share-by-share basis and will be taxable as if it were an excess distribution under the PFIC rules, as described above. An excess distribution will be allocated ratably to each day that the Non-Electing Shareholder held Klondex Shares. Amounts allocated to the current taxable year and to any years before Klondex became a PFIC will be treated as ordinary income in the Non-Electing Shareholder’s current taxable year. In addition, amounts allocated to each taxable year beginning with the taxable year Klondex first became a PFIC will be taxed at the highest rate in effect for that taxable year on ordinary income and the tax will be subject to an interest charge at the rate applicable to underpayments of income tax.

Gain recognized by Electing Shareholders in the event the Offer does not qualify as a reorganization will generally not be subject to the PFIC rules discussed above.

PFIC Information Reporting

The Proposed Treasury Regulations provide that U.S. Holders must report certain information to the IRS on Form 8621 with their U.S. federal income tax return. Special information reporting requirements apply in the case of certain transfers entitled to nonrecognition treatment. U.S. Holders are urged to consult with their own tax advisors concerning such reporting requirements.

Status of Proposed Regulations

The Proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. If the Proposed Treasury Regulations are adopted in their current form, the tax consequences to a U.S. Holder of Klondex Shares should be as set forth in the preceding paragraphs. However, because the Proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be adopted and, if so, the effect they would have on this discussion. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the Proposed Treasury Regulations to be reasonable interpretations of those Code provisions.

The PFIC rules are complex and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which may be promulgated in the future, potentially with retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in Klondex Shares, the Offer and the resulting receipt of Silvercorp Shares including, without limitation, whether a QEF Election, Deemed Sale Election and Mark-to-Market Election may be used to reduce the significant adverse U.S. federal income tax consequences of the PFIC rules.

Distributions on Silvercorp Shares

Subject to the PFIC rules, the gross amount of distributions, if any, payable on Silvercorp Shares generally will be treated as a foreign source dividend to the extent paid out of current or accumulated earnings and profits, and generally will be “passive income” for U.S. foreign tax credit purposes. A distribution on Silvercorp Shares in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in such shares and, to the extent in excess of adjusted basis, as capital gain. See “Sale or Other Disposition of Silvercorp Shares,” below.

Canadian withholding tax on dividend distributions paid by Silvercorp to a U.S. Holder is generally reduced to 15% pursuant to the Canada-U.S. Tax Convention in the case of U.S. Holders who are eligible for benefits under the Canada-U.S. Tax Convention. U.S. Holders generally may treat the amount of any Canadian income taxes withheld from distributions with respect to the common shares either as a deduction from their gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to numerous and complex limitations and restrictions, which must be determined and applied on an individual basis by each U.S. Holder. Accordingly, holders of Klondex Shares should consult their own tax advisor concerning the foreign tax credit rules in such holders’ particular circumstances.

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by Silvercorp generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Silvercorp is a “qualified foreign corporation” (“QFC”; as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Silvercorp Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

Silvercorp generally will be a QFC if Silvercorp is eligible for the benefits of the Canada-U.S. Tax Convention or, alternatively, if the Silvercorp Shares are readily tradable on an established securities market in the U.S. However, even if Silvercorp satisfies one or more of such requirements, Silvercorp will not be treated as a QFC if Silvercorp is a PFIC for the taxable year during which Silvercorp pays a dividend or for the preceding taxable year.

As discussed above (see discussion under “Passive Foreign Investment Company”), Silvercorp does not believe that it is a PFIC and does not expect that it will be a PFIC upon closing of the Offer. However, there can be no assurance that Silvercorp will or will not be a PFIC for its current taxable year or any subsequent taxable year. If Silvercorp is not a QFC, a dividend paid by Silvercorp to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Sale or Other Disposition of Silvercorp Shares

A U.S. Holder who sells or otherwise disposes of Silvercorp Shares in a taxable disposition will recognize gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Subject to the “Passive Foreign Investment Company” rules, any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holding period for Silvercorp Shares is more than one year at the time of the sale or other disposition. Any such gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes unless the gain is subject to tax in Canada and is resourced as foreign source gain under the provisions of the Canada-U.S. Tax Convention. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of Silvercorp Shares.

Information Reporting and Backup Withholding

U.S. Holders of Klondex Shares may be subject to information reporting and may be subject to backup withholding, currently at up to a 28% rate, on payments received in exchange for Klondex Shares pursuant to the Offer. Payments of distributions on, or the proceeds from a sale or other disposition of, Silvercorp Shares paid within the U.S. may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale of, Silvercorp Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

Backup withholding will generally not apply, however, to a U.S. Holder who:

•	furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the IRS Form W-9 (or substitute form); or

•	is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules may be credited against the U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

21.	Depositary

Silvercorp has engaged Kingsdale to act as Depositary for the receipt of Klondex Shares and related Letters of Transmittal deposited under the Offer and for the payment for Klondex Shares purchased by Silvercorp pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its offices in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Klondex Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Klondex Shares. The Depositary will receive reasonable and customary compensation from Silvercorp for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Silvercorp has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the securities laws of Canada.

22.	Information Agent

Silvercorp has retained Kingsdale and its affiliates to act as Information Agent to provide a resource for information for shareholders in connection with the Offer. Kingsdale will receive reasonable and customary compensation from Silvercorp for services in connection with the Offer and will be reimbursed for associated costs and out-of-pocket expenses.. Kingsdale will be indemnified against certain liabilities, including liabilities under securities laws and expenses incurred in connection therewith.

23.	Financial Advisor, Dealer Manager and Soliciting Dealer Group

Silvercorp has retained BMO Capital Markets to act as financial advisor to Silvercorp in connection with the Offer and to serve as the Dealer Manager for the Offer in Canada and the United States. BMO Capital Markets will receive compensation for providing such services. In addition, the Offeror will reimburse BMO Capital Markets for its reasonable out-of-pocket expenses, and has also agreed to indemnify BMO Capital Markets against certain liabilities and expenses in connection with the Offer, including certain liabilities under applicable securities laws. The Dealer Manager may form a soliciting dealer group comprised of members of The Investment Industry Regulatory Organization of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer (each a “Soliciting Dealer”). In that event, the Offeror will pay typical soliciting dealer fees in connection with the tender of Klondex Shares to the Offer.

No fee or commission will be payable by any Klondex Shareholder who transmits such holder’s Klondex Shares directly to the Depositary or who makes use of the facilities of the Dealer Manager a Soliciting Dealer to accept the Offer. Stockbrokers, investment dealers, banks, trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

24.	Securityholders’ Statutory Rights

Securities legislation of the provinces and territories of Canada provides securityholders of Klondex with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

25.	U.S. Securities Act and U.S. Exchange Act Requirements

The Registration Statement on Form F-8 filed by Silvercorp with the SEC concerning the Offer, including exhibits thereto, and Silvercorp’s reports and other information filed under the U.S. Exchange Act are available to the public free of charge at the SEC’s website at www.sec.gov. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information.

26.	Legal Matters

Certain legal matters relating to the Offer and to the Silvercorp Shares to be distributed pursuant to the Offer will be reviewed on behalf of Silvercorp by Blake, Cassels & Graydon LLP as to Canadian matters and Greenberg Traurig LLP as to United States matters. As at the date hereof the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Greenberg Traurig LLP as a group, beneficially own, directly or indirectly, less than 1% of any class of Silvercorp’s issued and outstanding securities.

27.	Experts

Except as otherwise referred to herein, reference should be made to the section entitled “Interests of Experts” set out in the Annual Information Form which is incorporated by reference into this Offer and Circular. With respect to technical information relating to Silvercorp contained in the Annual Information Form, Myles Gao, P. Geo, Silvercorp’s Chief Operating Officer, has supervised the preparation of such disclosure as a “qualified person” for the purposes of NI 43-101.

The audited consolidated financial statements of Silvercorp incorporated by reference in this Offer and Circular have been audited by Ernst & Young LLP, Chartered Accountants, a firm of independent auditors, as stated in their report, which are incorporated hereby by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Ernst & Young LLP has advised that it is independent with respect to Silvercorp within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

28.	U.S. Exchange Act Requirements

Silvercorp is subject to the periodic reporting requirements of the U.S. Exchange Act and, in accordance with the U.S. Exchange Act, files or furnishes reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, Silvercorp is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Silvercorp’s U.S. Exchange Act reports and other information filed or furnished with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material Silvercorp files or furnishes with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that Silvercorp files or furnishes electronically.

29.	Documents Filed As Part of the Registration Statement

The following documents have been filed with the SEC as part of the Registration Statement on Form F-8: (i) this Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery; (ii) the documents listed in this Offer and Circular as incorporated by reference herein; (iii) powers of attorney pursuant to which the Registration Statement was, or amendments to the Registration Statement may be, signed; (iv) consents of auditors, counsel and engineers; and (v) a press release and presentation related to the Offer.

30.	Directors’ Approval

The contents of the Offer and Circular have been approved and the sending thereof to the Klondex Shareholders has been authorized by the board of directors of Silvercorp.

CONSENT OF COUNSEL

To: The Directors of Silvercorp Metals Inc.

We hereby consent to the references to our name contained under the heading “Legal Matters” and the heading “Certain Canadian Federal Income Tax Considerations” in the take-over bid circular accompanying the Offer dated June 15, 2009 made by Silvercorp Metals Inc. to purchase all of the issued and outstanding common shares of Klondex Mines Ltd.

Vancouver, British Columbia June 15, 2009	(Signed) Blake, Cassels & Graydon LLP

To: The Directors of Silvercorp Metals Inc.

We hereby consent to the references to our name contained under the heading “Legal Matters” in the take-over bid circular accompanying the Offer dated June 15, 2009 made by Silvercorp Metals Inc. to purchase all of the issued and outstanding common shares of Klondex Mines Ltd.

June 15, 2009	(Signed) greenberg traurig LLP

CONSENT OF INDEPENDENT AUDITORS

We have read the Take-Over Bid Circular of Silvercorp Metals Inc. (the “Company”) dated June 15, 2009 (the “Circular”) in connection with the purchase of all the issued and outstanding common shares of Klondex Mines Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at March 31, 2009 and 2008, and the consolidated statements of operations, comprehensive income (loss), cash flows and shareholders’ equity for each of the years in the three-year period ended March 31, 2009. Our report is dated June 3, 2009.

Vancouver, Canada	(Signed) Ernst & Young LLP
June 15, 2009	Chartered Accountants

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: June 15, 2009

(Signed) Dr. Rui Feng Chief Executive Officer	(Signed) Maria Tang Acting Chief Financial Officer

On behalf of the Board of Directors

(Signed) Paul Simpson Director	(Signed) Greg Hall Director

SCHEDULE A

This Schedule A contains unaudited pro forma financial information for Silvercorp for the fiscal year ended March 31, 2009 in Canadian GAAP.

SILVERCORP METALS INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited — Expressed in thousands of U.S. dollars, unless otherwise stated)

SILVERCORP METALS INC.

PRO FORMA CONSOLIDATED BALANCE SHEET
(Expressed in thousands of US dollars unless otherwise stated)
(Unaudited)

	Silvercorp Metals	Klondex Mines
	Inc. March 31,	Ltd. December 31,		Pro forma	Pro forma
	2009	2008	Note 4	adjustments	consolidated

ASSETS
Current Assets
Cash and cash equivalents	$41,470	$1,517	a,b,c,d&e	$4,002	$46,989
Short term investments	23,962	—		—	23,962
Restricted cash	732	—		—	732
Accounts receivable, prepaids and deposits	2,933	30		—	2,963
Inventories	1,529	—		—	1,529
Current portion of future income tax assets	143	—		—	143
Amounts due from related parties	249	—		—	249

	71,018	1,547		4,002	76,567
Long term prepaids	1,050	12		—	1,062
Long term investments	12,186	—		—	12,186
Restricted cash	293	—		—	293
Property, plant and equipment	29,072	26		—	29,098
Mineral rights and properties	89,413	17,473	e&h	59,898	166,784
Reclamation deposits	8	178		—	186
Future income tax assets	2,162	—		—	2,162

	$205,202	$19,236		$63,900	$288,338

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$8,533	$811		$—	$9,344
Overdraft — brokerage account	—	909		—	909
Deposits received from customers	1,290	—		—	1,290
Notes payable	658	—		—	658
Dividends payable	2,564	—		—	2,564
Income tax payable	3,041	—		—	3,041
Asset retirment obligation	—	178		—	178
Amounts due to related parties	7,353	121	d	(121)	7,353

	23,439	2,019		(121)	25,337
Future income tax liabilities	19,678	—	e&h	18,569	38,247
Deferred lease inducement	—	3		—	3
Asset retirement obligation	2,029	—		—	2,029

	45,146	2,022		18,448	65,616
Non-controlling interests	7,610	—		—	7,610

SHAREHOLDERS’ EQUITY
Share capital	135,604	29,783	a,b,c,e&f	32,883	198,270
Contributed surplus	3,764	2,202	f	(2,202)	3,764
Reserves	31,893	—		—	31,893
Accumulated other comprehensive income (loss)	(10,167)	(3,986)	f	3,986	(10,167)
Retained earnings (deficit)	(8,648)	(10,785)	f	10,785	(8,648)

	152,446	17,214		45,452	215,112

	$205,202	$19,236		$63,900	$288,338

SILVERCORP METALS INC.

FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Expressed in thousands of US dollars, except for share figures)
(Unaudited)

		Klondex Mines
	Silvercorp Metals	Ltd. Year ended
	Inc. Year ended	December 31,	Pro forma	Pro forma
	March 31, 2009	2008	adjustments	consolidated

Sales	$83,523	$—	$—	$83,523

Cost of sales	29,322	—	—	29,322
Amortization and depletion	6,365	—	—	6,365

	35,687	—	—	35,687

Gross profit	47,836	—	—	47,836

Expenses
Accretion of asset retirement obligations	123	—	—	123
Amortization	817	12	—	829
Foreign exchange loss (gain)	(2,872)	60	—	(2,812)
General exploration and property investigation expenses	2,325	—	—	2,325
Impairment charges	50,707	—	—	50,707
Investor relations	550	—	—	550
General and administrative	9,319	923	—	10,242
Professional fees	1,488	136	—	1,624

	62,457	1,131	—	63,588

	(14,621)	(1,131)	—	(15,752)
Other income and expenses
Equity loss in investment	(1,455)	—	—	(1,455)
Loss on disposal of mineral rights and property	(819)	—	—	(819)
Loss on disposal of property, plant and equipment	(328)	—	—	(328)
Interest income	1,342	49	—	1,391
Other income	478	—	—	478

	(782)	49	—	(733)
Loss before income taxes and non-controlling interests	(15,403)	(1,082)	—	(16,485)
Income tax expense (recovery)
Current	6,988	—	—	6,988
Future	(7,925)	—	—	(7,925)

	(937)	—	—	(937)
Loss before non-controlling interests	(14,466)	(1,082)	—	(15,548)
Non-controlling interests	(1,531)	—	—	(1,531)

Net loss	$(15,997)	$(1,082)	$—	$(17,079)

Basic and diluted loss per share	$(0.11)			$(0.10)

Weighted Average Number of Shares Outstanding — Basic & diluted (note 5)	152,350,041			168,432,443

SILVERCORP METALS INC.

Notes to the Pro Forma Consolidated Financial Statements
March 31, 2009
(Unaudited — Expressed in thousands of U.S. dollars, unless otherwise stated)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of Silvercorp Metals Inc. (“Silvercorp” or the “Company”) as at March 31, 2009 and unaudited pro forma consolidated statement of operations for the year ended March 31, 2009 have been prepared by management of Silvercorp in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for illustrative purposes only, to show the effect of the Silvercorp offer to purchase all of the outstanding common shares of Klondex Mines Ltd. (“Klondex”) which is more fully described in Notes 3 and 4.

These unaudited pro forma consolidated financial statements have been compiled from and include:

a)	An unaudited pro forma consolidated balance sheet combining the audited consolidated balance sheet of Silvercorp as at March 31, 2009 and the audited consolidated balance sheet of Klondex as at December 31, 2008 translated to US dollar at a rate of US$1.00 = CAD$1.2180.

b)	An unaudited pro forma consolidated statement of operations for the year ended March 31, 2009 combining:

i)	the audited consolidated statement of operations of Silvercorp for the year ended March 31, 2009; and,

ii)	the audited consolidated statement of operations of Klondex for the year ended December 31, 2008 translated to US dollars at a rate of US$1.00 = CAD$1.066.

The unaudited pro forma consolidated balance sheet as at March 31, 2009 has been prepared as if the transaction described in Notes 3 and 4 had occurred on March 31, 2009. The unaudited pro forma consolidated statement of operations for the year ended March 31, 2009 has been prepared as if the transaction described in Notes 3 and 4 had occurred on April 1, 2008.

It is management’s opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with Canadian GAAP. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Silvercorp which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded should the transaction take place will likely differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma consolidated financial statement information. Further, the unaudited pro forma consolidated financial information is not necessarily indicative of the financial position that will exist following the transaction nor the results of operations that may be obtained in the future.

These unaudited pro forma consolidated financial statements should be read in conjunction with those respective historical financial statements and notes thereto of Silvercorp and Klondex.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Silvercorp’s audited consolidated financial statements for the year March 31, 2009. In preparing the unaudited pro forma consolidated financial information, a review was undertaken to identify Klondex accounting policy differences whether the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after consummation and integration of the proposed acquisition (also see note 4(g)).

Certain of Klondex assets, liabilities, income and expenses have been reclassified to conform to Silvercorp’s consolidated financial statement presentation.

3. ACQUISITION

On June 8, 2009, Silvecorp announced its intention to make an offer to acquire all of the outstanding common shares of Klondex (the “Acquisition”). Under the terms of the offer, each Klondex common share will be exchanged for a 0.50 common share of Silvercorp. This transaction would be accounted for as an asset acquisition.

The unaudited pro forma consolidated financial statements assume that all outstanding Klondex common shares will be acquired and the cost of acquisition will comprise the fair value of Silvercorp shares issued, based on the deemed issuance of 16,082,402 of Silvercorp shares at C$4.36 (US$3.90) per share and Silvercorp’s transaction costs of $2 million, for total price of $64.7 million and is based on the following assumptions:

a)	At December 31, 2008, its financial year-end, Klondex had 25,219,804 common shares issued and outstanding on an undiluted basis.

b)	The private placement completed by Klondex on March 26, 2009 (the “Private Placement”) has been included in these unaudited pro forma consolidated financial statements. The Private Placement generated cash proceeds of $0.7 million and resulted in the issuance of 1,500,000 additional Klondex shares and 1,500,000 share purchase warrants.

c)	Klondex’s outstanding, in-the-money share purchase warrants will be exercised prior to consummation of the acquisition, generating cash proceeds of $3.4 million and resulting in the issuance of 3,020,000 additional Klondex shares.

d)	Klondex’s outstanding, unexpired in-the-money options will be exercised prior to consummation of acquisition, generating cash proceeds of $2.0 million and resulting in the issuance of 2,425,000 additional Klondex shares.

e)	The amount due to related party of $0.1 million will be paid by Klondex in cash.

The price of Silvercorp’s common shares was calculated based on the share price on June 5, 2009, the last trading day before the announcement, on the Toronto Stock Exchange. This share price is used for illustrative purpose only because the actual measurement of the purchase consideration will occur at the date when sufficient Klondex shares have been tendered to make the offer binding.

Under these assumptions, all of Klondex’s in-the-money dilutive securities will be converted into Klondex common shares prior to acquisition.

The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value associated with the assets to be acquired and the liabilities to be assumed. The fair value of the net assets of Klondex to be acquired in the Acquisition pursuant to this transaction will ultimately be determined after the closing of the Acquisition. The Company will undergo a process whereby the fair value of all identifiable assets and liabilities acquired as well as any future income tax arising upon the Acquisition will be determined. Therefore, it is likely that the fair values of assets and liabilities to be acquired will vary from those shown below and the differences may be material.

Assuming there are 25,219,804 Klondex shares outstanding, 1,500,000 shares issued by private placement, and that all of the 5,445,000 outstanding in-the-money options and warrants are exercised at the time of transaction, the preliminary purchase price assumed in these unaudited pro forma consolidated financial statements, which is subject to change, is summarized as follows:

Purchase price:
16,082,402 common shares of Silvercorp	$62,666
Estimated transaction costs	2,000

$64,666

Net assets acquired:
Current assets	$7,549
Other assets	216
Mineral rights and properties	77,371
Liabilities	(1,902)
Future income taxes	(18,568)

$64,666

4. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated financial statements include the following assumptions and adjustments:

a)	An increase of cash and cash equivalents and Klondex share capital to record the cash proceeds from the Private Placement of $0.7 million (also see note 3(b).

b)	An increase of cash and cash equivalents and Klondex share capital to record the exercise of 3,020,000 warrants outstanding at the time of transaction for cash proceeds of approximately $3.4 million (also see note 3(c)).

c)	An increase of cash and cash equivalents and Klondex share capital to record the exercise of 2,425,000 options outstanding at the time of transaction for cash proceeds of approximately $2.0 million (also see note 3(d)).

d)	A reduction of cash and cash equivalents of $0.1 million to settle the due to related party amount.

e)	To record the acquisition of all of the outstanding common shares of Klondex at a purchase price of $64.7 million, which comprise the fair value of $62.7 million of the 16,082,402 Silvercorp common shares and estimated cash transaction costs of $2 million.

f)	All of the shareholders’ equity accounts of Klondex were eliminated upon consolidation.

g)	Klondex’s accounting policies conform in all material respects with those of Silvercorp for the accounting treatment accorded to mineral rights and properties. Klondex capitalizes and defers all acquisition and leasehold costs and exploration costs, while Silvercorp capitalized only those acquisition costs, direct exploration and development expenditures where such costs relate to specific properties for which resources exist and when it is expected that the expenditures can be recovered by future exploitation or sale.

All costs associated with mineral properties and the related deferred expenditures by Klondex are assumed to be eligible for capitalization in accordance with Silvercorp’s accounting policy for mineral rights and properties.

h)	The income tax rate used in the unaudited pro forma consolidated financial statements in calculating future income taxes is 31% as this rate represents the rate that is available as the effective tax rate which is published in the audited financial statements of Klondex.

i)	Silvercorp and Klondex do not have cotemporaneous year end reporting dates. The fiscal year end for Silvercorp is March 31, and that for Klondex is December 31. The audited consolidated balance sheet of Klondex as at December 31, 2008 is assumed to be equal to the unaudited pro forma consolidated balance sheet date of March 31, 2009 as the Klondex reporting date is within 93 days of Silvercorp’s reporting date. The audited consolidated statement of operations of Klondex for the year ended December 31, 2008 is assumed to be equal to the unaudited pro forma consolidated statement of operations for the year ended March 31, 2008 for the same reason.

5. PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3and 4, effectively April 1, 2008.

Basic and diluted loss per share:

Year ended March 31,
2009

Weighted average number of Silvercorp shares outstanding	152,350,041
Number of Silvercorp shares issued to acquire Klondex	16,082,402

Pro forma weighted average number of shares outstanding	168,432,443

Pro forma net loss	$(17,079)

Pro forma loss per share — basic and diluted	$(0.10)

SCHEDULE B

CERTAIN INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF SILVERCORP

Set forth in the table below is the name, country of citizenship, position(s) with Silvercorp, current principal occupation and principal occupation during the past five years of each director and executive officer of Silvercorp, as well as the period(s) during which each has served as a director of Silvercorp.

In the past five years, to the best knowledge of Silvercorp, none of the persons listed below or the persons controlling Silvercorp, if and as applicable, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such officer, director or person from future violations of, or prohibiting activities subject to, U.S. federal or U.S. state securities laws, or a finding of any violation of U.S. federal or U.S. state securities laws.

Name and Municipality	Current Positions
of Residence(1)	and Offices Held	Principal Occupations During Last Five Years	Date of Appointment
Dr. Rui Feng West Vancouver, BC, Canada	Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company from September 2003 to present; President and Director of New Pacific Metals Corp. since May 2004; CEO and Director of Pacific Metals Inc. from August 2000 to December 2002; Director of the Canada China Business Council — BC Chapter Board; Vice President of Canada-China Business Association.	September 4, 2003

Myles Jianguo Gao, P. Eng., Surrey, BC Canada	President, COO and Director	President and COO of the Company since March 2003; Director of New Pacific Metals Corp. September 2004 to July 2006; Senior Geologist of Northgate Minerals Inc. until March 2003.	November 14, 2002

S. Paul Simpson, Vancouver, BC Canada	Director	Lawyer with Armstrong Simpson, Barristers & Solicitors.	June 24, 2003

Greg Hall Vancouver, BC Canada	Director	Chairman of Ivory Energy Inc. from June 2006 to March 2009, Chairman of Ivory Energy Inc., Financial Consultant, February 2005 to Present, Senior V.P. Leede Financial Markets from February 2003 to February 2005.	March 23, 2005

Earl Drake Vancouver, BC Canada	Director	Adjunct Professor, Simon Fraser University at David Lam Centre for International Communication; Project Director, China Council for International Cooperation on Environment and Development; Vice Chairman, Canada China Business Council.	July 24, 2006

Yikang Liu Beijing, China	Director	Deputy Secretary General of China Mining Association since May 2001; Director of New Pacific Metals Corp. September 2004 to July 2006.	July 24, 2006

B-1

Name and Municipality	Current Positions
of Residence(1)	and Offices Held	Principal Occupations During Last Five Years	Date of Appointment
Dr. Robert Gayton West Vancouver, BC, Canada	Director	Chief Financial Officer of Western Silver Corporation from 1996 to 2004, director of Western Silver Corporation (2004 to 2005), Bema Gold Corporation (2003-2007), Northern Orion Resources Inc. (2004-2007), and Doublestar Resources (200-2007). Currently a director of Nevsun Resources Ltd., Amerigo Resources Ltd., Intrinsyc Software international Inc., Palo Duro Energy Inc., B2Gold Corp., Quaterra Resources Inc., Western Copper Corp., Eastern Platinum Ltd. and Trans National Minerals Inc.	September 30, 2008

Maria Tang Burnaby, BC Canada	Acting Chief Financial Officer	Ms. Tang has five years audit experience, most recently with Ernst & Young LLP, where she focused on public company audits with China operations and led several Sarbanes-Oxley audits for US public companies.	October 1, 2008

Lorne Waldman Vancouver, BC Canada	Corporate Secretary	In-house Legal Counsel and Corporate Secretary of Nam Tai Electronics, Inc. from November 1996 to September 2007.	September 10, 2007

Shaoyang Shen Toronto, ON Canada	General Manager, China Operations	Senior Analyst / Accountant at Grant Thornton LLP from October 2005 to December 2007; Accountant at Bennett Gold LLP from November 2004 to October 2005.	January 1, 2008

B-2

SCHEDULE C

SECTION 300 OF THE BCBCA

Acquisition procedures

300 (1)	In this section:

“acquiring person” means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

(a)	make an acquisition offer jointly or in concert, or

(b)	intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

“acquisition offer” means an offer made by an acquiring person to acquire shares, or any class of shares, of a company;

“offeree” in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

“subject company” means the company, shares or any class of shares of which are the subject of an acquisition offer.

(2)	For the purposes of this section,

(a)	every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

(b)	each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

(3)	If an acquisition offer is accepted within the meaning of subsection (2) (b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

(4)	If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

(5)	On the application of an offeree under subsection (4), the court may

(a)	set the price and terms of payment, and

(b)	make consequential orders and give directions the court considers appropriate.

(6)	If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

(a)	send a copy of the notice to the subject company, and

(b)	pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

(7)	On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

(8)	Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

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(9)	If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

(10)	If an offeree requires the acquiring person to acquire the offeree’s shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

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The Depositary and Information Agent for the Offer is:

By Mail The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	By Registered, by Hand or by Courier The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

North American Toll Free Phone:
1-888-518-6832

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions regarding the Offer and requests for assistance in depositing Klondex Shares or for additional copies of the Offer, Circular, Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery may be directed by Klondex Shareholders to the Depositary and Information Agent at the telephone numbers and address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY SILVERCORP METALS INC. TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS ISSUED UNDER THE SHAREHOLDER RIGHTS PLAN) OF KLONDEX MINES LTD.

LETTER OF TRANSMITTAL
For Deposit of Common Shares
(together with the associated rights issued under the Shareholder Rights Plan)
of
KLONDEX MINES LTD.
Under the Offer dated June 15, 2009 made by
SILVERCORP METALS INC.

USE THIS LETTER OF TRANSMITTAL IF:

1.	YOU ARE DEPOSITING COMMON SHARE CERTIFICATE(S); OR

2.	YOU ARE FOLLOWING PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.	YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON JULY 21, 2009, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Transmittal (the “Letter of Transmittal”) or a manually signed facsimile thereof, properly completed and executed, together with all other required documents, must accompany share certificates and rights certificates, if applicable, representing common shares of Klondex Mines Ltd. (“Klondex”) and the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Klondex, deposited under the offer dated June 15, 2009 (the “Offer”) made by Silvercorp Metals Inc. (“Silvercorp”) to purchase all of the issued and outstanding common shares of Klondex, including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of Klondex (other than SRP Rights) that are convertible into or exchangeable or exercisable for common shares, together with the SRP Rights issued under the Shareholder Rights Plan (collectively, the “Common Shares”), on the basis of 0.50 common shares of Silvercorp (each whole common share, a “Silvercorp Common Share”) for each Common Share (the “Offer Consideration”), and must be received by Kingsdale Shareholder Services Inc., the depositary for the Offer (the “Depositary”) prior to the Expiry Time at its Toronto, Ontario office set out below.

Holders of Common Shares (the “Shareholders”) can also accept the Offer by following the procedures for bookentry transfer set forth in Section 5 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message. Shareholders who utilize CDSX to accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof.

If a Shareholder wishes to accept the Offer and deposit Common Shares under the Offer and the certificate(s) representing such Shareholder’s Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time, the Shareholder must deposit its Common Shares according to the guaranteed delivery procedure set out in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the Notice of Guaranteed Delivery accompanying the Offer. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Certain terms used but not defined in this Letter of Transmittal are defined in the Glossary to the Offer and Circular and have the respective meanings ascribed thereto in such Glossary. All references to “Cdn$” and “dollars” in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated.

Any questions and requests for assistance in completing this Letter of Transmittal may be directed to the Information Agent and Depositary. The contact details for the Information Agent and Depositary are provided at the end of this document. Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. HOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 8, “U.S. HOLDERS AND SUBSTITUTE FORM W-9 FOR U.S. HOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. HOLDER, PLEASE SEE INSTRUCTION 8.

THE SECURITIES OFFERED PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

2

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO: SILVERCORP METALS INC.

AND TO: KINGSDALE SHAREHOLDER SERVICES INC., as Depositary, at its office set out herein

The undersigned delivers to you the enclosed certificate(s) representing Common Shares, including SRP Rights, deposited under the Offer. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. Unless waived by Silvercorp, holders of Common Shares are required to deposit one SRP Right for each common share of Klondex in order to effect a valid deposit of such Common Shares or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. The undersigned understands that by depositing Common Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by Silvercorp for the Common Shares will be allocated to the SRP Rights. The following are the details of the enclosed certificate(s):

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BOX 1
KLONDEX COMMON SHARES*
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Name(s) in which Registered
	(please print and fill in	Number of Common
Certificate Number(s)	exactly as name(s) appear(s)	Shares Represented by	Number of Common
(if available)	on certificate(s))	Certificate(s)	Shares Deposited*

TOTAL:

SRP RIGHTS** (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.) (To be completed if necessary)

Name(s) in which Registered
(please print and fill in
Certificate Number(s)	exactly as name(s) appear(s)	Number of SRP Rights	Number of SRP
(if available)	on certificate(s))	Represented by Certificate	Rights Deposited**

TOTAL:

*  Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, “Partial Deposits”.

** The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights (“Rights Certificates”): (a) if the Separation Time under the Shareholder Rights Plan has not occurred before the Expiry Time, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Klondex to the undersigned prior to the time that the undersigned’s Common Shares are deposited under the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary with the certificate(s) representing the Common Shares; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Common Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited under the Offer to the Depositary on or before the third trading day on the Toronto Stock Exchange (the “TSX”) after the date, if any, that Rights Certificate(s) are distributed. Silvercorp reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

The undersigned acknowledges receipt of the Offer and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and Silvercorp, effective immediately following the time at which Silvercorp takes up Common Shares deposited by the undersigned pursuant to this Letter of Transmittal, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (a) the undersigned or the person on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Transmittal delivered to the Depositary (the “Deposited Shares”) and all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests

4

(including the SRP Rights) that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”), (b) the undersigned or the person on whose behalf a book-entry is made owns the Deposited Shares and any Distributions deposited under the Offer, (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions to any other person, (d) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (e) when the Deposited Shares and Distributions are taken up and paid for by Silvercorp, Silvercorp will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

5

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and (unless deposit is made pursuant to the procedure for book-entry transfer set forth in Section 5 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”) delivers to Silvercorp the enclosed Common Share certificate(s) and Rights Certificate(s), if applicable, representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to Silvercorp all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including the SRP Rights, whether or not separated from the Common Shares, and any and all Distributions.

If, on or after the date of the Offer, Klondex should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or disclose that it has taken or intends to take any such action, the undersigned agrees that Silvercorp may, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 2 of the Offer, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by Silvercorp free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares. If, on or after the date of the Offer, Klondex should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Silvercorp or its nominee or transferee on the securities registers maintained by or on behalf of Klondex in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 2 of the Offer): (a) in the case of cash dividends, distributions or payments, the amount of dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of Silvercorp until Silvercorp pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the Offer Consideration per Common Share payable by Silvercorp pursuant to the Offer, the purchase price per Common Share, pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, securities, property, rights, assets or other interests, the whole of any such non-cash dividends, distributions, payments, securities, property, rights, assets or other interests shall be received and held by the depositing Shareholder for the account of Silvercorp and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Silvercorp, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an aggregate amount that exceeds the Offer Consideration per Common Share payable by Silvercorp pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of Silvercorp and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of Silvercorp, accompanied by appropriate documentation of transfer. Pending such remittance, Silvercorp will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire Offer Consideration payable by Silvercorp under the Offer or deduct from the Offer Consideration payable by Silvercorp under the Offer the amount or value thereof, as determined by Silvercorp in its sole discretion.

If the Separation Time does not occur prior to the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Klondex to Shareholders prior to the time that the undersigned’s Common Shares are deposited under the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Common Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery. In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited under the Offer to the Depositary on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed to Shareholders. Silvercorp reserves the right to require, if the Separation Time occurs before the Expiry Time, that

6

the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

The undersigned irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that Silvercorp takes up the Deposited Shares, each director or officer of Silvercorp, and any other person designated by Silvercorp in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Common Shares covered by this Letter of Transmittal or book-entry transfer (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full powers of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Klondex;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable laws), as and when requested by Silvercorp, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Silvercorp in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Klondex;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities.

The undersigned accepts the Offer under the terms of this Letter of Transmittal (including book-entry transfer) and revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by such Shareholder at any time with respect to the Deposited Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are properly withdrawn in accordance with Section 8 of the Offer, “Right to Withdraw Deposited Klondex Shares”.

The undersigned also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Klondex and, except as may otherwise be agreed to with Silvercorp, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Silvercorp any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Silvercorp as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of Silvercorp, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Silvercorp. Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

7

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from Silvercorp and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

Settlement with each Shareholder who has deposited Common Shares pursuant to the Offer will be made by the Depositary forwarding a share certificate representing the Silvercorp Common Shares (or cheque(s) for the net proceeds of any such Silvercorp Common Shares, less any brokerage commissions, other expenses and applicable withholding taxes, in the case of certain U.S. Holders to which the depositing Shareholder is entitled. Unless otherwise directed in this Letter of Transmittal, share certificates representing the Offer Consideration will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the certificates representing the Silvercorp Common Shares for pick-up by checking the appropriate box in this Letter of Transmittal, such share certificates will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate(s) representing Silvercorp Common Shares will be sent to the address of the holder as shown on the securities registers maintained by or on behalf of Klondex. Certificates representing Silvercorp Common Shares mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. The undersigned further understands and acknowledges that under no circumstances will interest accrue or be paid by Silvercorp or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by Silvercorp, regardless of any delay in making such payment.

Any deposited Common Shares that are not taken up and paid for by Silvercorp pursuant to the terms and conditions of the Offer for any reason will be returned, at Silvercorp’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Klondex, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in “Manner of Acceptance — Acceptance by Book-Entry Transfer” in Section 5 of the Offer, such Common Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary. However, if a Shareholder who owns Common Shares through a broker or other nominee and such broker or other nominee tenders the Common Shares on the Shareholder’s behalf, such broker or other nominee may charge a fee for doing so and such Shareholder shall be responsible for paying such fee.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

8

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

9

BLOCK A
REGISTRATION AND
PAYMENT INSTRUCTIONS

ISSUE SILVERCORP COMMON SHARES
IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)

                              BLOCK B
             DELIVERY INSTRUCTIONS
   SEND SILVERCORP COMMON SHARES
             (unless Block “D” is checked) TO:

         ☐ Same as address in Block “A” or to:

                              (Name)

               (Street Address and Number)

                (City and Province or State)

             (Country and Postal (Zip) Code)

              (Telephone — Business Hours)

        (Tax Identification, Social Insurance or
                 Social Security Number)

*  The delivery instructions given in this Block “B” will also be used to return certificate(s) representing Common Shares if required for any reason.

                                 BLOCK C
    TAXPAYER IDENTIFICATION NUMBER

U.S. residents/citizens must provide their
Taxpayer Identification Number

               (Taxpayer Identification Number)

If you are a U.S. Holder or are acting on behalf of a U.S. Holder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Holder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 8, “U.S. Holders and Substitute Form W-9 for U.S. Holders Only” for further details.
BLOCK D SPECIAL PICK-UP INSTRUCTIONS ☐ HOLD SILVERCORP COMMON SHARES FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

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BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐	CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO, ONTARIO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BLOCK F
U.S. HOLDERS — TAX

A U.S. Holder is any Shareholder that is either (A) providing an address in Block “B” which is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. HOLDER OR ARE ACTING ON BEHALF OF A U.S. HOLDER:

☐	The owner signing this Letter of Transmittal represents that it is not a U.S. Holder and is not acting on behalf of a U.S. Holder.

☐	The owner signing this Letter of Transmittal represents that it is a U.S. Holder or is acting on behalf of a U.S. Holder.

IF YOU ARE A U.S. HOLDER OR ARE ACTING ON BEHALF OF A U.S. HOLDER, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS SET OUT BELOW.

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4)	Dated: , 2009

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

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SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. HOLDERS ONLY

SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number and Certification
Part 1 — Taxpayer Identification Number (“TIN”)  — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.
Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 — For payees exempt from backup withholding, please write “exempt” here (see Instructions):

Name

Business Name

Please Check Appropriate box
☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Limited liability company (Enter the tax classification: D = disregarded entity; C = corporation; P = partnership) ☐ Other

Address

City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and
(2) I am a U.S. person (including a U.S. resident alien).

Signature of U.S. person Date , 2009

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
“APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.
CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature   Date  , 2009

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INSTRUCTIONS

1. Use of Letter of Transmittal

(a)	This Letter of Transmittal, or a manually signed facsimile thereof, properly completed and executed with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificate(s) representing the Deposited Shares (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be actually physically received by the Depositary at its Toronto, Ontario office set out on the back of this Letter of Transmittal at or prior to 5:00 p.m. (Easter time) on July 21, 2009, being the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)	The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. Silvercorp recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)	Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made at the principal office of the Depositary in Toronto, Ontario, set out in the Notice of Guaranteed Delivery by or through an Eligible Institution (as defined below);

(b)	a properly completed and executed Notice of Guaranteed Delivery (printed on GREEN paper) in the form accompanying the Offer, or a manually signed facsimile thereof, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery;

(c)	the certificate(s) representing all deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificate(s) have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the Instructions set out in this Letter of Transmittal (including signature guarantee if required by Instruction 4 below) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in this Letter of Transmittal at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the instructions set out in this Letter of Transmittal (including signature guarantee if required by instruction 4 below) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in this Letter of Transmittal at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery and must include a signature guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

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An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

3.	Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)	Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the certificate(s) representing Silvercorp Common Shares issuable under the Offer, are to be issued to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Offer is not being accepted are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities registers maintained by or on behalf of Klondex:

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and

(ii)	the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution, as noted in Instruction 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of the Common Share certificate(s) deposited herewith, or if the certificate(s) representing Silvercorp Common Shares issuable under the Offer, are to be issued to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Offer is not being accepted are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the securities registers maintained by or on behalf of Klondex, such signature(s) must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of Silvercorp or the Depositary, in its sole discretion, may require additional evidence of authority or additional documentation.

6. Delivery Instructions

If any certificate(s) representing Silvercorp Common Shares issuable under the Offer, are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block “A” on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Block “B” of this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block “B” is not completed, any certificate(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block “A” or, if no address is provided in Block “A”, then it will be mailed to the address of such holder as it appears on the securities registers maintained by or on behalf of Klondex. Any certificate(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

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7. Partial Deposits

If less than the total number of Common Shares evidenced by any certificate(s) submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space in Box 1 of this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Block “B” on this Letter of Transmittal). The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to holders who deposit their Common Shares by book-entry transfer.

8.	U.S. Holders and Substitute Form W-9 for U.S. Holders Only

United States federal income tax law generally requires a U.S. Holder who receives cash or Silvercorp Common Shares in exchange for Common Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.

To prevent backup withholding, each U.S. Holder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN) and (2) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Holder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If a Shareholder has a U.S. address, but is not a U.S. Holder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. HOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

9.	Miscellaneous

(a)	If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Common Shares or SRP Rights, if applicable, additional certificate numbers and number of securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal or a manually signed facsimile hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable Laws.

(d)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia and all courts competent to hear appeals therefrom.

15

(e)	Silvercorp will not pay any fees or commissions to any stock broker, dealer or other person for soliciting tenders of Common Shares under the Offer, except as set out in the accompanying Offer and Circular.

(f)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g)	All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by Silvercorp in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Silvercorp reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the applicable Laws of any jurisdiction. Silvercorp reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of Silvercorp, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Silvercorp’s interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

(h)	Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and Depositary at its address provided on the back page of this Letter of Transmittal.

10.	Lost Certificates

If a certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary at its office in Toronto, Ontario. The Depositary will forward such letter to the registrar and transfer agent for the Common Shares so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Common Shares represented by the replacement certificate to be deposited to the Offer prior to the Expiry Time.

11.	Assistance

THE INFORMATION AGENT AND DEPOSITARY (SEE BACK COVER PAGE FOR ADDRESS AND TELEPHONE NUMBERS) OR YOUR INVESTMENT DEALER, STOCK BROKER, TRUST COMPANY MANAGER, BANK MANAGER, ACCOUNTANT, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE HEREOF (TOGETHER WITH CERTIFICATES REPRESENTING DEPOSITED COMMON SHARES, INCLUDING SRP RIGHTS, AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

16

FOR U.S. HOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Requester — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen i.e., 00-0000000. The table below will help determine the number to give the requester. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For this Type of Account:		Give the Taxpayer Identification Number of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship or a disregarded entity	The owner(3)

6.	A valid trust, estate, or pension trust	The legal entity(4)
7.	Corporate (or entity electing corporate status on Form 8832)	The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9.	Partnership or multi-member LLC	The partnership or LLC
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).
(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a taxpayer identification number you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov, clicking on Businesses, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

17

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;

(iii)	An international organization or any agency or instrumentality thereof;

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;

(v)	A corporation;

(vi)	A financial institution;

(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)	A real estate investment trust;

(ix)	A common trust fund operated by a bank under Section 584(a);

(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A custodian;

(xii)	A futures commission merchant registered with the Commodity Futures Trading Commission;

(xiii)	A foreign central bank of issue; and

(xiv)	A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE DEPOSITARY. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to requesters, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Requesters must be given the numbers whether or not recipients are required to file tax returns. Requesters must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to the requester. Certain penalties may also apply.

Penalties

(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a requester, you are subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	Civil Penalty for False Information with Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a U.S.$500 penalty.

(3)	Criminal Penalty for Falsifying Information. — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4)	Misuse of Taxpayer Identification Numbers. — If the requester discloses or uses taxpayer identification numbers in violation of U.S. federal law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

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The Depositary and Information Agent for the Offer is:

By Mail	By Registered, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

North American Toll Free Phone:
1-888-518-6832
E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent and Depositary at the numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY SILVERCORP METALS INC. FOR ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS ISSUED UNDER THE SHAREHOLDER RIGHTS PLAN) OF KLONDEX MINES LTD.

NOTICE OF GUARANTEED DELIVERY
For Deposit of Common Shares
(together with the associated rights issued under the Shareholder Rights Plan)
of
KLONDEX MINES LTD.
under the Offer dated June 15, 2009
made by
SILVERCORP METALS INC.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR COMMON SHARE CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME)
ON JULY 21, 2009, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Notice of Guaranteed Delivery must be used to accept the offer dated June 15, 2009 (the “Offer”) made by Silvercorp Metals Inc. (“Silvercorp”) to purchase all of the issued and outstanding common shares of Klondex Mines Ltd. (“Klondex”), including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of options, warrants or other securities of Klondex that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Klondex (collectively, the “Common Shares”), on the basis of 0.50 common shares of Silvercorp (each whole common share a “Silvercorp Common Share”) for each Common Share, if certificate(s) representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the “Shareholder”) is not able to deliver the certificate(s) and all other required documents to Kingsdale Shareholder Services Inc., the depositary for the Offer (the “Depositary”), at its office in Toronto, Ontario at or prior to the Expiry Time.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Certain terms used but not defined in this Notice of Guaranteed Delivery are defined in the Glossary to the Offer and Circular and have the respective meanings ascribed thereto in the Glossary.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made only at the principal office of the Depositary in Toronto, Ontario, by or through an Eligible Institution (as defined below);

(b)	this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in this Notice of Guaranteed Delivery;

(c)	the certificate(s) representing all deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and certificate(s) representing SRP Rights (the “Rights Certificates”) have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form of transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), relating to such deposited Common Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal at or prior to 5:00 p.m. (Eastern time) on the third trading day on the Toronto Stock Exchange (“TSX”) after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed Letter of Transmittal (or a manually signed facsimile thereof), with signature guarantees if so required) and all other documents required by such Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario set out in this Notice of Guaranteed Delivery and must include a signature guarantee by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying Common Share certificate(s) with all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by Silvercorp under the Offer will be made only after timely receipt by the Depositary of certificate(s) representing the Common Shares, a Letter of Transmittal, or a manually signed facsimile thereof, properly completed and executed, covering such Common Shares, with the signature(s) guaranteed, if so required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Eastern time) on the third trading day on the TSX after the Expiry Date; Silvercorp reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned. The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by Silvercorp or the Depositary to persons depositing Common Shares by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Common Shares and SRP Rights, if applicable, to be delivered pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Common Shares is not made until after the take up and payment for the Common Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

2

Shareholders should contact the Information Agent and Depositary or their broker, dealer, commercial bank, trust company or other nominee for assistance in accepting the Offer and in depositing Common Shares with the Depositary. Contact details for the Information Agent and Depositary are provided at the end of this Notice of Guaranteed Delivery.

TO:          SILVERCORP METALS INC.

AND TO: KINGSDALE SHAREHOLDER SERVICES INC., as Depositary

By Mail:	By Registered Mail,	By Facsimile Transmission:
By Hand or By Courier:

The Exchange Tower	The Exchange Tower West,	416-867-2271
130 King Street	130 King Street	Toll Free: 1-866-545-5580
West, Suite 2950	Suite 2950
P.O. Box 361	Toronto, Ontario
Toronto, Ontario	M5X 1C7
M5X 1E2

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A SIGNATURE GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL TO AN ADDRESS OR TRANSMISSION VIA FACSIMILE TO A FACSIMILE NUMBER OTHER THAN THOSE SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING KLONDEX COMMON SHARES OR SRP RIGHTS WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES OR SRP RIGHTS MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

3

The undersigned hereby deposits with Silvercorp, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares, including SRP Rights listed below, pursuant to the guaranteed delivery procedure set forth in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

BOX 1
KLONDEX COMMON SHARES*
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Name(s) in which Registered
	(please print and fill in	Number of Common
Certificate Number(s)	exactly as name(s) appear(s)	Shares Represented by	Number of Common
(if available)	on certificate(s))	Certificate	Shares Deposited*

TOTAL:

SRP RIGHTS** (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.) (To be completed if necessary)

Name(s) in which Registered
(please print and fill in
Certificate Number(s)	exactly as name(s) appear(s)	Number of SRP Rights	Number of SRP
(if available)	on certificate(s))	Represented by Certificate	Rights Deposited**

TOTAL:

* Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.
** The following procedures must be followed in order to effect the valid delivery of Rights Certificates representing SRP Rights: (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Klondex to the undersigned prior to the time that the undersigned’s Common Shares are deposited under the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary with the certificate(s) representing the Common Shares; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Common Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described herein. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited under the Offer to the Depositary on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. Silvercorp reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

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SHAREHOLDER SIGNATURE(S

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (Please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

GUARANTEE OF DELIVERY (Not to be used for signature guarantee)
The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an “Eligible Institution”) guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal, or a manually signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, (a) all at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after the Expiry Date or (b) if the Separation Time has occurred but Rights Certificate(s) representing the SRP Rights have not been distributed to the Shareholder prior to the Expiry Time, at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after the Rights Certificate(s) are distributed to Shareholders.
Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Title

Postal/Zip Code	Date

Area Code and Telephone Number

5

The Depositary and Information Agent for the Offer is:

By Mail	By Registered, by Hand or by Courier

The Exchange Tower	The Exchange Tower
130 King Street West, Suite 2950	130 King Street West, Suite 2950
P.O. Box 361	Toronto, Ontario
Toronto, Ontario	M5X 1E2
M5X 1E2

North American Toll Free Phone:
1-888-518-6832
E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent and Depositary at the numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II — INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS INDEMNIFICATION
Under the Business Corporations Act (British Columbia), current or former directors or officers of a company or an associated corporation, or any of their heirs and personal or other legal representatives, are eligible to be indemnified by the company (each, an “eligible party”).
A company may indemnify an eligible party against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, certain proceedings incurred in connection with eligible proceedings and certain associated reasonable expenses. In certain circumstances, a company may advance expenses.
A company must not indemnify an eligible party in certain circumstances, including where the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, or where, in proceedings other than civil proceedings, the eligible party did not have reasonable grounds for believing that the eligible party’s conduct was lawful. In addition, a company must not indemnify an eligible party in proceedings brought against the eligible party by or on behalf of the company or an associated corporation.
Under the Articles of the Registrant, and subject to the Business Corporations Act (British Columbia), the Registrant must indemnify a director, former director or alternate director of the Registrant and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
EXHIBITS
The exhibits specified below are filed as exhibits to this registration statement.

Exhibit No.	Description

1.1*	News release dated June 8, 2009 announcing the Registrant’s intention to make an offer to acquire all of the outstanding shares of Klondex Mines Ltd., furnished to the U.S. Securities and Exchange Commission (the “Commission”) under cover of Form 6-K on June 8, 2009.

3.1*	Annual Information Form of the Registrant dated June 5, 2009, for the year ended March 31, 2009, filed with the Commission as Exhibit 99.1 to the Registrant’s Annual Report filed on Form 40-F on June 8, 2009.

3.2*	Audited Consolidated Financial Statements of the Registrant as at March 31, 2009 and 2008, and for each of the years ended March 31, 2009, 2008 and 2007, together with the report of independent auditors thereon, furnished to the Commission under cover of Form 6-K on June 5, 2009.

3.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the year ended March 31, 2009, furnished to the Commission under cover of Form 6-K on June 5, 2009.

3.4*	Management Information Circular of the Registrant dated August 22, 2008, prepared in connection with the annual general meeting of shareholders of the Registrant held on September 26, 2008 filed with the Commission as Exhibit 99.11 to the Registrant’s Registration Statement filed on Form 40-F on September 23, 2008.

4.1	Consent of Blake, Cassels & Graydon LLP

4.2	Consent of Greenberg Traurig LLP

4.3	Consent of Ernst & Young LLP

3

Exhibit No.	Description

4.4	Consent of Chris Broili

4.5	Consent of Mel Klohn

4.6	Consent of Ronald Moran

4.7	Consent of Dr. Anson Xu

4.8	Consent of Lanliang Niu

4.9	Consent of Zhaojun Wang

4.10	Consent of Vetrin Mine Planners, Ltd.

4.11	Consent of SRK Consulting China Limited

4.12	Consent of BK Exploration Associates

4.13	Consent of Jinhui Liu

5.1	Power of Attorney of certain officers and directors of the Registrant (included on signature page)

*	previously filed with the Securities and Exchange Commission
PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertakings
(a)	Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)	Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.
Item 2. Consent to Service of Process
(a)	The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Not applicable.

(c)	Any change to the name or address of the agent for service of the Registrant or the trustee shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

4

SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada on June June 15, 2009.

Silvercorp Metals Inc. (Registrant)
By:	/s/ Dr. Rui Feng
Dr. Rui Feng
Chairman and Chief Executive Officer

5

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lorne Waldman and Maria Tang and each of the them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign a registration statement on Form F-8 for purposes of registering equity securities of Silvercorp Metals Inc. and any amendments thereto (including post-effective amendments thereto), and to file the same, with all exhibits thereto them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing as fully to all intents and purposes as he or she might or could in person, hereby ratifying and confirming all that said attorneys-in-facts and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, the registration statement has been signed by the following person in the capacities indicated on June 15, 2009

Signature		Title	Date

By:	/s/ Dr. Rui Feng Dr. Rui Feng	Chairman, Chief Executive Officer and Director	June 15, 2009

By:	/s/ Myles Jianguo Gao Myles Jianguo Gao, P. Eng.	President, Chief Operating Officer and Director	June 15, 2009

By:	/s/ Maria Tang	Acting Chief Financial Officer	June 15, 2009

Maria Tang

By:	/s/ S. Paul Simpson	Director	June 15, 2009

S. Paul Simpson

By:	/s/ Greg Hall	Director	June 15, 2009

Greg Hall

By:	/s/ Earl Drake	Director	June 15, 2009

Earl Drake

6

Signature		Title	Date

By:	/s/ Yikang Liu	Director	June 15, 2009

Yikang Liu

By:	/s/ Dr. Robert Gayton	Director	June 15, 2009

Dr. Robert Gayton
AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Greenberg Traurig LLP		Authorized Representative in the United States	June 15, 2009

By:	/s/ Jonathan C. Guest Jonathan C. Guest

7